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04010857

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Investor

*CURRENT ADDRESS

PROCESSED
MAR 26 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34698 FISCAL YEAR 12-31-03

• *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DAT : 3/26/04

investor

ANNUAL REPORT 2003


SEB

Contents

PRESIDENT'S COMMENTS

During 2003, many of Investor's holdings made clear progress. The work that has been carried out in the companies during the past few challenging years, on all levels, is now being reflected in their financial performance and market valuations.

Read more on page 4

OUR CENTURY-OLD BUSINESS CONCEPT

Investor is an industrial holding company. Our business concept is to build best-in-class companies in sectors where we have a strong knowledge and networking advantage. We use our network of proven global business leaders to provide board members and senior executive managers to our holdings.

Read more on page 6

HOLDINGS

Today, Investor's portfolio comprises 11 core holdings, approximately 100 new investments and a number of other holdings, such as the mobile broadband operator Hi3G.

Investor has holdings in the Healthcare, Technology, Engineering and Financial Services sectors.

Read more on page 18

CHANGE IN NET ASSET VALUE

Investor's net asset value totaled SEK 83 bn. at year-end (63), an increase of SEK 20 bn., or 32 percent, compared with last year. The increase in net asset value in 2003 was the third highest in 10 years.

Read more on page 32

INVESTOR SHARES

Investor shares performed strongly in 2003. The total return on Investor shares was 43 percent for the full year. The average annual total return on Investor shares has been 14 percent during the past 20-year period.

Read more on page 34

1916–1923

INVESTOR'S HISTORY

Investor was founded in 1916 by Stockholms Enskilda Bank (**SEB**), when new legislation restricted Swedish banks from owning shares in industrial companies on a long-term basis. Holdings in Atlas Diesel (**Atlas Copco**), Scania-Vabis (**Scania**) and other companies are transferred to Investor.

Net asset value on Dec. 31, 1917 SEK 55 m.

BUSINESS ENVIRONMENT

World War I raged during 1914-18 and had a major impact on the economy in Sweden and the world. High inflation led to a sharp decline in real incomes. Many companies were suffering from the difficult times. As a result, one-third of Sweden's companies ended up in bank receivership in connection with bankruptcies.

Investor in brief

Investor is the largest industrial holding company in the Nordic region. Our business concept is to build best-in-class companies in sectors where we have a strong knowledge and networking advantage.

Overview of net asset value	12/31 2003		12/31 2002	
	SEK/share	SEK m.	SEK/share	SEK m.
Core Holdings	112	85,841	83	63,304
New Investments	16	12,745	16	12,860
Other Holdings	4	2,924	4	2,936
Other Operations	2	1,506	2	1,480
Other assets and liabilities	1	640	–2	–1,353
Total assets	**135**	**103,656**	**103**	**79,227**
Net debt	–27	–20,493	–21	–16,358
Total net asset value	**108**	**83,163**	**82**	**62,869**

Development of business areas


%
100
80
60
40
20
0
1999
2003
Other Holdings
New Investments
Core Holdings

The percentage of New Investments, consisting largely of unlisted holdings, has increased steadily since 1999.

Holdings by sector


%
100
80
60
40
20
0
1999
2000
2001
2002
2003
Other
Forest Industry
Financial Services
Engineering
Technology
Healthcare

Holdings have increased in the Healthcare and Financial Services sectors since 1999, while holdings in the Engineering and Technology sectors have been relatively unchanged.

Core Holdings are companies in which Investor is a committed owner with significant influence. The core holdings are well established and have strong market positions in their sectors.

New Investments are medium-term holdings in small and medium-sized companies, primarily unlisted, in which Investor has significant influence.

Other Holdings consist mainly of Investor's holding in the mobile broadband operator Hi3G and The Grand Group.


PALO ALTO
NEW YORK
STOCKHOLM
AMSTERDAM
HONG KONG

Investor's business operations are conducted by five strategically located offices around the world, enabling investments in attractive markets.

Read more on page 14







Highlights of 2003

- Investor's net asset value increased from SEK 63 bn. to slightly more than SEK 83 bn.

Read more on page 32

- During the year Investor was involved in the development of more than 100 companies in Asia, Europe and North America.

Read more on page 18

- Investor subscribed for its pro-rata share of ABB's new rights issue in the fourth quarter. Small portions of holdings in AstraZeneca, Electrolux, Ericsson, Gambro, OMHEX, SEB and WM-data were sold, as well as Investor's holding in ABB's convertible bond.

Read more on page 42

- New CEOs were appointed for Ericsson, OMHEX and SAAB. OMHEX and WM-data also made acquisitions of strategic importance.

Read more on page 23, 24, 31

- In the New Investments business, nine new investments were made, approximately 50 follow-on investments, a number of exits and one initial public offering (Tessera Technologies on the Nasdaq exchange).

Read more on page 15

- Under the brand "3", Hi3G commenced offerings of its services in Sweden and Denmark. Hi3G was also awarded a 3G license for the Norwegian mobile market.

Read more on page 26

- The total return on Investor shares was 43 percent.

Read more on page 34

- The proposed ordinary dividend to shareholders is SEK 2.25 per share (2.25). An extraordinary dividend of SEK 1.15 per share was also paid for fiscal 2002.

Read more on page 35

1924–1936

INVESTOR'S HISTORY

1924: The pharmaceutical company Astra (**AstraZeneca**) was bought for SEK 1. 1925: Investor becomes a large owner of Asea (**ABB**) and Marcus Wallenberg Sr. was elected Investor's chairman.
Net asset value on Dec. 31, 1930: SEK 48 m.

BUSINESS ENVIRONMENT

After the end of World War I, the economy improved temporarily, but the world was starting to enter a difficult depression. 1932: the stock market crash reached Sweden and Ivar Kreuger's empire collapsed.

Key figures 1994–2003

Net asset value


SEK bn.
160
140
120
100
80
60
40
20
0
94 95 96 97 98 99 00 01 02 03

Change in net asset value


%
75
50
25
0
–25
–50
94 95 96 97 98 99 00 01 02 03

Total return


%
60
40
20
0
-20
-40
-60
94 95 96 97 98 99 00 01 02 03

Dividend


SEK/share
7
6
5
4
3
2
1
0
94 95 96 97 98 99 00 01 02 03[1]
Dividend, SEK/share
Extraordinary dividend, SEK/share
1) Proposed dividend

Key figures	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
Net asset value, SEK m.	43,493	51,225	78,880	88,409	93,502	153,259	144,433	118,284	62,869	83,163
Net asset value/share, SEK	55	64	99	111	117	191	188	154	82	108
Change in net asset value, %	6	18	54	12	6	64	–3	–18	–47	32
Dividend/share, SEK	2.00	2.25	2.50	2.50	2.75	3.40[1]	5.50[1]	5.50[1]	3.40[1]	2.25[2]
Yield, %	4.3	4.1	3.3	2.6	3.0	2.8[1]	3.9[1]	4.8[1]	6.5[1]	3.2[2]
Total return, %	18	23	60	32	–1	35	20	–15	–52	43
SIXRX index, %	7	21	43	28	13	70	–11	–15	–36	34
Share price, SEK	46.25	54.75	75.25	96.75	91.50	120.00	141.00	114.50	52.00	69.50

1) Of which, an extraordinary dividend of SEK 0.40 (1999), SEK 2.50 (2000), SEK 2.50 (2001), SEK 1.15 (2002).
2) Proposed dividend.









President's comments:
Consistent work with holdings is reflected in Investor's net asset value

During 2003, many of Investor's holdings made clear progress. Investor's net asset value increased in excess of SEK 20 billion, or 32 percent. The work that has been carried out in the companies during the past few challenging years, on all levels, is now being reflected in their financial performance and market valuations. During the year we continued our business model of actively developing our companies from the board level with our representatives, supported by our in-house business teams.

In order to allow for uninterrupted investing during an economic downturn, when exits are unattractive, financial leverage can be used as a bridge. During the past few years we continued to make additional investments in many of our holdings while striving to keep our leverage on a reasonable level. At the same time, we have been careful to maintain our financial flexibility, through a high level of liquidity. It is worth noting that we also continued to reduce our operating costs during the past year, as in 2002.

In December, Investor subscribed for its pro-rata share of ABB's new rights issue. In our opinion, ABB has succeeded in strengthening its financial position and is focusing on its core business and increasing the efficiency of its organization. At the same time, we made a minor reallocation among our stakes in core holdings. Small portions of shareholdings in AstraZeneca, Electrolux, Ericsson, Gambro, OMHEX, SEB and WM-data were sold, as well as Investor's holding in ABB's convertible bond. Our positive view of these core holdings remains unchanged.

Core holdings generally performed well in 2003. For example, AstraZeneca has been successfully renewing its product portfolio during the past year. The development of the cholesterol-lowering medication Crestor is significant in this respect. Ericsson also achieved notable results in 2003 by streamlining its organization, reducing its cost base and further developing its proprietary technology. In October, Ericsson reported a profit for the first time in 11 quarters. In 2003, SEB reported improved operating results, reduced costs, low credit losses and growing market shares. It will be important for SEB to further develop its banking business in Germany and the Baltic states going forward. Atlas Copco is well positioned for the future after successfully implementing restructuring programs, strengthening its balance sheet and introducing new, innovative products. During 2003 Saab enjoyed a solid trend of order bookings, especially in export markets, such as the Czech Republic's selection of JAS Gripen. Finally, OMHEX and WM-data have taken strategic steps to advance their industry positions, due in part to their acquisitions last year.

Important areas for core holdings to focus on in coming years include product and organizational development, geographic expansion in growth markets,

1937–1950

INVESTOR'S HISTORY

1937: Svenska Aeroplan AB (**SAAB**) was formed. 1940: Investor established an office in New York. 1948: Investor increased its stake in Astra. 1945: Investor sold its remaining railroad interests. 1950: Investor became a large owner of **Ericsson**.

Net asset value on Dec. 31, 1950: SEK 207 m.

BUSINESS ENVIRONMENT

1939-1945: World War II raged and financial markets and stock exchanges fell dramatically all over the world. There was great uncertainty and Sweden's exports declined considerably. The economy improves after the end of the war.



such as China and Eastern Europe, and further development of an optimum capital structure. Enhancing their innovation and cost efficiency will be of importance in view of stiffening competition from countries in growth regions and the weak dollar.

In 2003, 3 became the first company in Scandinavia to offer mobile broadband services in Sweden and Denmark. In the fall, 3 was awarded a 3G license for the Norwegian mobile market. Now that a large part of the network is built, 3 will focus on sales and marketing activities during the coming year to attract more subscribers. Central to these efforts will be new 3G mobile handset models. These phones will be gradually launched during 2004 and are designed for several different customer categories.

The New Investments business contributed positively to Investor's net asset value in 2003. In brief, Investor Growth Capital made seven new investments in our strategically selected markets of Asia, Northern Europe and the United States. Tessera Technologies was also listed on the Nasdaq exchange. Investor Capital Partners – Asia Fund made a major new investment and a follow-on investment. EQT launched a new fund for mezzanine financing, made two new investments and executed a number of exits. On the whole, we participated in approximately 50 financing rounds for existing holdings in the New Investments business. In addition, we continued to make management changes, develop strategies, products and services, and make efficiency improvements within portfolio companies in New Investments. In general, the work to develop holdings produced encouraging results in 2003.

Confidence and ownership-related issues were hot subjects in 2003. To build and develop companies successfully, the business community must earn the confidence of society as a whole. We are convinced that responsible and visible owners, who focus on the development of successful companies, are needed and necessary. Going forward, we intend to remain deeply involved in the companies we own in order to create solid value for our shareholders.

M. Wallenberg

Marcus Wallenberg
President and Chief Executive Officer


Sony Ericsson
Sony Ericsson



Our century-old business concept: Building best-in-class companies

Investor's business concept is to build best-in-class companies in sectors where we have a strong knowledge and networking advantage. We use our network of proven global business leaders to provide board members and senior executive managers to our holdings. We back our associated board members with teams of analysts. Analysts monitor the performance of holdings and their industries on a day-by-day basis to identify value-creating initiatives. The analysts and board members for a holding constitute a Business Team.

Investor creates value by building companies in sectors where we have a strong knowledge and networking advantage. The companies are to be best-in-class, or have the potential of becoming best-in-class, in their sectors. The focus is on holdings in the Healthcare, Technology, Engineering and Financial Services sectors. Investor operates in strategically selected markets in Asia, Europe and North America. A network built up over generations of business activities also gives Investor access to valuable international business contacts and substantial industrial and financial competence. This network, combined with Investor's analytical resources and investment processes, creates value in holdings and ultimately for Investor.

What distinguishes Investor is that we commit ourselves to companies primarily through our work on their boards. We work with both large and small companies, listed as well as unlisted. Board participation provides the platform for working closely with the management of holdings and participating in important strategic decisions. Investor's analysts monitor the performance of holdings, competitors and overall industries with a view to identifying value-creating opportunities. This information and insight is valuable for the work of board members and for their dialog with management. Our analysts and the board members associated with Investor constitute a Business Team for each holding. The objective is to make companies successful leaders in their sectors and ultimately generate superior returns for our shareholders.


Invest
Build

In order to be an effective owner of companies, it is important that Investor has sufficient influence in each holding in order to contribute to the development of the companies in a substantial manner. Therefore, Investor usually strives to always have a significant ownership stake.

Investor's commitment is the same for all holdings, regardless of their stage of development and individual requirements. However, Investor's work will differ in some respects from company to company, depending on the holding's specific needs and challenges. In general, Investor's board work has the important tasks to:

- appoint CEOs and ensure that companies are well organized,

Vision

Our vision is to be a premier builder of best-in-class companies.

Goal

To grow net asset value in excess of market cost of capital over a business cycle.

Business concept

Investor is an industrial holding company. Our business concept is to build best-in-class companies in sectors where we have a strong knowledge and networking advantage. We use our network of proven global business leaders to provide board members and senior executive managers to our companies. We support the board members with teams of analysts and investment professionals to drive the development of holdings. Together, they constitute the Investor Business Teams. Investor's business concept aims to create value in companies and ultimately for Investor's shareholders.

1951–1970

INVESTOR'S HISTORY

1956: Investor became a major owner of **Electrolux**. 1963: Incentive was founded to buy and develop small companies with interesting technology. 1969: Saab and Scania-Vabis merged to form Saab-Scania. **Net asset value on Dec. 31, 1970: SEK 769 m.**

BUSINESS ENVIRONMENT

In Sweden, the period was characterized by major public infrastructure investments. While the country's highly successful textile and clothing industry virtually disappeared, many other sectors of Swedish industry showed healthy growth. A large number of Swedish corporations achieved international success. However, high inflation eroded the financial soundness of companies and dulled their competitive edge.

- help define and track the business focus and general strategic and operational objectives,
- decide on the capital structure, dividend policies, investments and structural deals, and
- carefully monitor the financial performance and reporting of companies.

Decisions about new investments, or continuing involvement in existing portfolio companies, are always based on the view that Investor can contribute to building and developing a company into a leading position, and thereby create good value, through committed and competent ownership.


Investor's Network and Organization
Board & Management of Holdings
Strategy & Financial Performance

Illustration of Investor's commited ownership.

Guidelines for corporate governance

A fundamental principle for Investor's ownership work and view of corporate governance is that a company's needs and specific situation are to be at the center. This must also be reflected in the composition of the board in terms of the experience and expertise of the members. A board whose membership represents diverse experience and expertise is important for enabling dynamic and constructive board work. One or more long-term owners should lead the process to identify suitable board candidates and develop proposals for the annual meeting of shareholders. Tasks for the principal owners of a company, in dialog with other major owners, include evaluating the performance of the present board, identifying potential for improvement, and proposing a new board to the annual general meeting. Views and suggestions from minority shareholders are also to be considered.

The CEO should normally serve on the board to enable good, close contacts between the board and the executive management team. Board work is also enhanced by having others report regularly to the board in addition to the CEO, and by visiting operations. Professional board work puts heavy demands on representatives, who must be committed and prepared to devote the necessary time to the role. The chairman has the important role to ensure that board work functions smoothly and to serve as the link between the board and management. Different committees can be appointed, such as compensation and audit committees, to facilitate and increase board efficiency.

Core holdings

In the core holdings, Investor's role as a committed owner is usually channeled through one to three board members who are closely associated with Investor, often as members of Investor's board or management group. In a number of core holdings Investor's representatives also hold the position of chairman or vice chairman. Board representatives assume an active role in the work of the board and can also function as discussion partners for management between board meetings. Investor's representatives in core holdings usually have industrial and/or financial experience from top management positions in international corporations.

Investor has a team of analysts that continuously monitor and analyze core holdings, their competitors and markets. These analysts are in regular contact with different players in and around the companies to gain a complete understanding of their strategies and industry position in order to identify and assess potential improvements and development alternatives. Two analysts continously monitor each core holding, working with Investor's board representatives (business teams). An internal ranking process and identification of potential points of improvement and assessment of future prospects constitute the basis of Investor's work with core holding companies.

Investor's Analysis Department is organized into teams of three to four analysts covering each industry sector of the core holdings: Healthcare, Technology, Engineering and Financial Services.

CRITERIA

Investor's Core Holdings are evaluated in accordance with a number of general criteria. The following criteria provide the background for decisions whether Investor should remain committed to a company, or exit it.

Profitable growth

A company's ability to expand its operations while sustaining sound profitability is a prerequisite for creating long-term shareholder value. To achieve healthy growth, companies must adapt to changing trends and leverage attractive business opportunities. Increased population mobility and factory automation are examples, as is the needs of an aging population for care and different savings plans.





Market-leading position

In an increasingly competitive climate, companies must be more and more capable of maintaining profitability to have the resources to invest in new product development and remain an industry leader. Rapid technological advances require greater and greater investment in research and development.

Global presence

To achieve attractive continuing growth, a company usually must be active in more than one market with strong, common brands and coordinated technological development.

Ability to reinvent

Only companies with the ability to constantly renew their business model will be able to achieve sustainable growth and value creation in the long term.

Investor's role as a committed owner also means that it supports and develops companies through periods of change when growth and profit potential remain attractive.

When Investor concludes that a holding should be divested, consideration is given to the company's situation and future development potential. However, exits are always executed with the objective of maximizing return to Investor's shareholders.

VALUATIONS

One of the most important tasks of the business teams (see below) is to identify value-creating measures and quantify their potential. In this work, Investor uses discounted cash flow (DCF) models in parallel with other valuation methods. A base case is established for each holding to project future sales growth, margins, tied-up capital and cash flow. At specific time intervals, the base case reflects Investor's best assessment of the company's current position and future prospects, taking opportunities and risks in account. The next step of the analysis is to evaluate further potential for value creation through operational improvements, structural changes and financial measures.

Comparative analyses are made of international competitors (benchmarking) to assess the potential of operational

Core Holdings

HOW BUSINESS TEAMS WORK

At business team meetings, each core holding is reviewed, covering current issues such as structural measures, performance, growth opportunities, actions to increase profitability and the most suitable capital structure.

Meetings are regularly held between the respective board representatives on Investor's side and the analysts at Investor who monitor the company. Current issues are taken up at these meetings, as well as specific projects. At these meetings, analysts have the opportunity to present basic materials and give their views of the company to board representatives. The business teams can also meet on a daily basis in connection with important events.

In addition, meetings are held with others in the financial community to also benefit from their view of the companies and the industry environment. Analysts in each business team regularly visit the facilities of core holdings. Extensive tours are also made to industry competitors and other relevant players.

Each quarter the teams perform an internal analysis and ranking, which includes an effort to identify potential points of improvement and define future prospects (work which forms the basis of Investor's view of core holding companies). These portfolio reviews, which last about half a day, are attended by Investor's CEO and several members of Investor's Management Group, in addition to the analysts.

The business teams handle confidential information in accordance with current laws and regulations.


Investor's management and board
General portfolio analysis
BUSINESS TEAM
Analysts
Board representatives
Value-creating analysis
Board of portfolio company

The Investor Business Teams are a central cohesive element in the company's work to build best-in-class companies.

1971–1984

INVESTOR'S HISTORY

1971: Stockholms Enskilda Bank and Skandinaviska Banken merged. 1984: Investor took an active role in forming the Stockholm Option Market, OM **(OMHEX).**

Net asset value on Dec. 31, 1980: SEK 1,423 m.

BUSINESS ENVIRONMENT

The 1970s began with an oil crisis. In Sweden, the government implemented its program to provide billions in subsidies. Despite this assistance, the Swedish shipbuilding and steel industries were forced to implement radical structural rationalization. During the 1980s, the Swedish *currency was devalued considerably. The cheaper krona, combined with a stronger dollar,* paved the way for a remarkable trend of business profitability for Swedish export industries.

improvements, such as reducing capital tied up in a company's operations and/or lowering its costs. For conceivable structural measures, such as acquisitions and divestments, the strategic implications, synergies, transaction costs and valuation are assessed. For value creation through financial actions, the business teams analyze future capital requirements and the optimum capital structure, and how this can be best achieved through distribution or additional capital contributions. The analysis is a good way to assess the impact of these value-creating measures on the holding's value and thus constitutes an important part of the action plan for committed ownership.



50
30
20
100
Financial structure
Acquisitions/ Divestitures
Operational improvements/ benchmarking and additional growth
+50 %
Value gap
Value according to base case
Potential in value
Market value
approx. 200
50
30
20
300
200

Illustration of value gap analysis

New Investments

As in core holdings, Investor assumes an active role in companies in its New Investments portfolio to provide expertise and valuable contacts. In general, Investor is represented on a company's board by the person responsible for the investment, a Managing Director or Vice President. In many cases, Investor can also contribute other experienced representatives from its extensive network, either personnel from the internal organization or representatives from the core holdings. For example, former core holding managers serve on the board of a number of companies in the New Investments portfolio. Investor can thereby contribute its extensive experience and industry-specific know-how to portfolio companies within New Investments.

The New Investments companies often face other types of issues than those facing core holdings. As young companies, those issues may be more fundamental, such as basic strategy, the design of business models and defining the right organizational structure. Investor can contribute internal specialists for certain specific needs and projects, professionals who can provide support within corporate finance, human resources, communications and finance. Investor assumes a very active role during certain stages in a portfolio company's development.

Professional board work must be based on in-depth analyses of holdings and their business environment – this is the platform for the work of Investor's Business Teams.



ABB Business Team members Johan Grip (analyst), Jacob Wallenberg (director of ABB's board) and Linus Siming (analyst) discuss the performance and future of the engineering group ABB.

Investor has been involved in venture capital investing since the company was founded in 1916. These investments in the private equity market are an important part of the value creation process. Today, the New Investments business is focused primarily on unlisted companies with a high return potential. With a well-diversified portfolio in a normal market environment, it is possible to have a continuous divestment flow. The strategy for the New Investments business is to build a portfolio with representation across company development stages, industry sectors and geographic locations in order to achieve a high risk-adjusted return.

In the New Investments business, investment work is conducted by deal teams that perform thorough analyses and reviews of all investment candidates. The extensive network in and around Investor and its core holdings offers unique opportunities for exchanging knowledge and experience when a company is evaluated and analyzed. Expertise from this network can provide technical insight and evaluations of a company's potential and products.

CRITERIA

Specialized units with well-defined investment mandates conduct the activities of the New Investments business. The investment criteria are basically the following:

- strong and dedicated management,
- potential for profitable growth,
- well-defined and solid business model,
- well-developed financial plan and structure, and
- reasonable valuation and high return potential.

The divestment alternatives for a company are also identified when an investment decision is made. A holding is often divested by selling it to an industrial company, or Investor can exit from a company after an initial public offering. Holdings can also be transferred internally to Investor's Core Holdings, if they fulfill Investor's four general criteria for core holdings (see page 7).

New Investments

HOW INVESTMENT DECISIONS ARE MADE

Each investment decision taken within the New Investments business is preceded by intensive analytic and due diligence work. The amount of time devoted to this analytical process varies from company to company, but averages two months. Professionals with relevant expertise and experience are involved in the analysis and due diligence process. The investment organization has been built up with substantial expertise in each sector. For example, Investor Growth Capital's healthcare team has a professor of chemistry, physicians, biologists, economists and individuals with backgrounds in the pharmaceutical industry.

The investment process within Investor Growth Capital

Each week there is a large deal flow and the business plans of companies are continuously analyzed and screened. Once a week the most attractive companies are selected by the Healthcare or Technology groups for general discussion, after which different business proposals are prioritized. A more detailed analysis and evaluation is launched during which the company is visited, its management is interviewed and their qualifications reviewed, the product and market potential is estimated, and the company's strategy, position and technology are thoroughly scrutinized. Industry experts are also consulted. Finally, the company's financials are analyzed. Specialists from the academic community may be consulted, as well as employees in Investor's network, for specific product-related or industry questions in areas like the healthcare sector. Analysts working with the Core Holdings, or investment professionals associated with the U.S., Asian and European operations of Investor Growth Capital, support each other in the due diligence processes and vice versa.

A few weeks after the first contact with the company, the investment team prepares an analysis of the company and its market and then recommends whether or not to proceed. Each group discusses the background information and data on the candidate company. If the company is assessed to be very attractive, the investment team conducts a more detailed, comprehensive analysis. After another review, the company's management is invited to Investor to make a presentation and discuss their company. Senior staff, as well as the investment team, attend these meetings.

After the meeting, the final documentation is prepared for a recommendation and decision. If the investment is given the go-ahead, a process is initiated to find the right financing structure and define Investor's role as a committed owner of the company during the time-demanding and resource-intensive process to work further with the holding. Investor's board representative and an analyst (business team) work closely with the company to ensure that the company reaches goals and maximizes its potential value.

1985–1994

INVESTOR'S HISTORY

1991: The outstanding shares in Saab-Scania were purchased and the company was delisted. 1992: Investor and Providentia merged. 1994: The private equity company EQT is formed. Investments are made in **WM-data** and **Gambro**.
Net asset value on Dec. 31, 1990: SEK 11,280 m.

BUSINESS ENVIRONMENT

The 1980s were mainly characterized by economic progress, rising consumption and entrepreneurial activity. In Sweden, stock prices soared because of public savings programs, wage earners' funds and foreign investments. Towards the end of the 1980s, the economy began to decline as the consequence of an explosive speculative real estate market and overheated labor market. 1992: Sweden was hit by a currency crisis. The Riksbank Sweden's central bank, tried several times to protect the Swedish krona but failed.

Network and staff

Investor's global network

The national and international network of people and companies that Investor has developed through decades of business operations is an important asset for Investor as an owner and investor. Investor's network plays a significant role in finding experienced people for executive positions and boards. Access to general management expertise and specific industrial and technological know-how is also decisive when holdings are evaluated and analyzed.

The network provides both breadth and depth in terms of experience, information and business flow. It consists of employees with different specialties and offices of the Investor organization around the globe, but also of present and former executives in Investor's core holdings and new investments, and many other professionals that Investor has established relations with, such as the academic and research communities.

The wholly owned subsidiary Novare Human Capital (www.novare.se) plays an important role in the continuous work to maintain and broaden Investor's global network, and to find the right people for it. Novare Human Capital is focused on executive search, recruitment and advisory services in the Human Resources (HR) area, primarily for Investor's portfolio companies.

Units in the New Investments business, located in Europe, North America and Asia, have also contributed to developing and broadening Investor's network.

Investor's global network provides the following important advantages:

- the exchange of knowledge and experience,
- the possibility to have "the right person in the right place at the right time",
- greater access to attractive investment opportunities,
- depth in analytic and due diligence work,
- discovery of new trends and technology shifts at an early stage, and
- new and common business projects/joint ventures.

Investor constantly strives to find new ways to network people, companies and organizations to create and develop rewarding projects. One method is to bring together leading executives in Investor's core holdings with top management personnel in new investment companies. Personnel from one company can be of assistance to another in several different ways, through partnerships, board work or consultation.

An example of this networking and exchange of experience is the regular meetings in which Investor's CEO, and often Investor's entire Management Group, meet the CEOs of core holding companies to discuss current business and global issues. In addition, there are a number of established forums that aim to increase and exchange knowledge within the network.

Hi3G, co-owned with the Hong Kong-based Hutchison Whampoa group, is another result of Investor's extensive network.

Staff

Investor's wholly owned investment operations, excluding EQT and The Grand Group, employed 184 people at year-end. Investor strives to have a diversified work environment with regard to competence, age, nationality, knowledge, experience and gender. Investor recruits people with cutting-edge expertise who come from varying backgrounds. Making successful investments that provide high returns to shareholders and contribute to the development of holdings, and having efficient, professional support functions, places heavy demands on Investor employees.

Investor staff have different profiles, depending on the unit or department they work in within the company. In analytic operations, for example, the focus is on the employee's financial knowledge, while in the New Investments business, staff have substantial, cutting-edge technical and medical competence in a number of fields, such as semiconductors, biotechnology and medical devices. Today, Investor's employees work in offices in Amsterdam, Hong Kong, New York, Palo Alto and Stockholm.

PROFESSIONAL DEVELOPMENT

Investor places major emphasis on giving each employee the opportunity to advance their education and expand their professional knowledge, which are the most important prerequisites for a successful investment business. All employees are therefore recommended to take at least five to ten days of courses per year as part of their continuing education. The type of competence development activity is decided in a dialog between the employee and his/her supervisor.






CAREER DEVELOPMENT

As part of Investor's human resources policy, employees and their closest supervisor participate in performance and compensation reviews. These reviews aim to evaluate and plan measures for the professional development of employees, to set and follow up the goals for the coming year, and to decide on the employee's compensation for the coming year. Performance reviews are often preceded by discussions with the employee's colleagues.

COMPENSATION

Investor strives to offer competitive compensation ensuring that senior executives, as well as other employees, can be recruited and retained in the company. The basis for compensation in the company is that it should be on market terms. Investor's compensation policies and programs are described in detail in Note 3 on page 61.

HEALTH AND MEDICAL CARE

Investor offers employees healthcare and fitness programs as part of its efforts to provide an attractive work environment and safeguard employee health. The Stockholm office, for example, has its own corporate medical unit. When taking parental leave, Investor employees are given compensation in addition to the usual parental allowance.

EQUAL OPPORTUNITY PLAN

Investor has had an equal opportunity plan since 1997. The plan aims to conduct target-oriented activities to promote equal opportunity between men and women and give them the opportunity to develop their careers in the company. This is achieved, for example, by making it easier for male and female employees to combine work with parenting, and by ensuring that work conditions at Investor are equally well suited for both men and women.

During the past few years Investor representatives have participated in the work of the Swedish Center for Business and Policy Studies (SNS) to increase the number of women in executive positions within business and industry in Sweden.

INVESTOR'S WHOLLY OWNED INVESTMENT ACTIVITIES

Facts & figures on employees

- Number of employees: 184
- 13 different nationalities were represented among Investor's personnel at year-end
- Average age: 40.6 years
- Investments in education per employee: about SEK 40,000
- Percentage of female employees: 48 percent
- Percentage of women in senior management positions: 33 percent
- Personnel turnover: 6.7 percent

Employees by education


High school and other educational programs, 29%
University degree, 51%
Double university degree, 4%
M.B.A., 12%
Ph.D., 4%

Age distribution


Number of employees
80
70
60
50
40
30
20
10
0
20-29
30-39
40-49
50-59
60-69
Age
Men
Women

Years of employment


Number of employees
80
70
60
50
40
30
20
10
0
< 2
2–5
5–15
> 15 Years

"We work constantly on developing our network of internationally established business leaders. This is an important competitive advantage and the reason why we can help find the right board members and CEOs for our holdings."



Fredrik Hillelson, Head of Human Resources at Investor

1995–2000

INVESTOR'S HISTORY

1995: Investor entered the venture capital market by forming Novare Kapital. 1996: Scania was listed. 1998: Saab AB was listed. 1999: The merger between Astra and Zeneca was completed. 2000: Investor Growth Capital was formed and Hi3G was awarded a 3G license.
Net asset value on Dec. 31, 2000: SEK 144,433 m.

BUSINESS ENVIRONMENT

The weak Swedish krona helped boost internationally listed shares and export companies in Sweden. There was a flow of capital and new companies to the stock exchange and two powerful technological innovations – mobile telephony and the Internet – made IT companies attractive. In March 2000, stock prices reached their peak in the "IT boom".

Investor and the business environment

Investor's business environment

Through different units Investor operates as an owner of operating businesses and an investor in financial markets in Asia, Europe and North America. During the past few years, the financial markets have experienced attractive growth and have continued to become increasingly internationalized. Investor's competitors basically include all organizations that offer some type of savings or investment service, such as banks, mutual funds and other types of investment companies. These players often have the same objective – strong value creation – although their investment philosophies and willingness to take risk can vary considerably.

Owners and investors also differ in terms of their ability and goal to be long-term, committed owners. In contrast to many other market players, Investor is distinguished by its day-to-day business of focusing on the development of companies, not buying and selling them on the basis of daily stock prices.

Investor operates in a market that is characterized by a large number of players that can also have several different roles in relation to Investor. For example, they can be shareholders in Investor, co-investors or owners in the same company, and lending institutions.

FACTORS IN THE BUSINESS ENVIRONMENT THAT AFFECT INVESTOR'S PERFORMANCE

For a company like Investor, the way it continues to develop holdings is the decisive factor for the long-term development of Investor's net asset value. This is also Investor's core business. The company is also affected by a number of other external factors:

- the general economy and demand for the products and services of holdings,
- the macroeconomic situation, such as growth, interest rates and employment,
- general stock market trends (85 percent of Investor's holdings are listed),
- the geopolitical situation and the effects it has on the economy and stock markets,
- the climate for initial public offerings, which is significant for unlisted holdings in Investor Growth Capital, Investor Capital Partners – Asia Fund and EQT,
- exchange rate changes (especially in SEK and EUR against USD), which affect investments and holdings, particularly in North America, but also in Europe and Asia, and
- national, international or company-specific crises.







Organization


Investor's network
Board
Investor's network
Management Group
Investor Capital Partners – Asia Fund
Investor Growth Capital
EQT
New Investments
Core Holdings
Business Teams
Board representatives
Analysts
Other Holdings and Other Operations (including Hi3G and The Grand Group)
--- not wholly owned

Core Holdings

Read more on the Web: ch.investorab.com

Work with the core holdings is carried out primarily at Investor's headquarters in Stockholm. A number of people work directly with the core holding companies, including analysts, members of Investor's Management Group, the Corporate Finance function and other personnel in corporate functions. Investor's 11 Core Holdings – ABB, AstraZeneca, Atlas Copco, Electrolux, Ericsson, Gambro, OMHEX, Saab AB, Scania, SEB and WM-data – are described in further detail in the "Holdings" section, starting on page 18.

Core Holdings in brief

Geographic focus:	Multinational
Investment stage:	Growth/Mature
Instruments:	Equity & equity-linked
Investment horizon:	Long-term
Sector focus:	Healthcare, Technology, Engineering and Financial Services
Ownership:	Leading shareholder
Board representation:	At least one board member, often chairman
Exit:	Strategic sale or IPO
Return objective:	> Market cost of capital over a business cycle
On December 31, 2003:	
Analysts:	13
Holdings:	11
Value of holdings:	SEK 85,841 m.

2001–2002

INVESTOR'S HISTORY

2001: Investor increased its ownership in Ericsson and SEB. Holdings in SAS, SKF and Stora Enso were sold. In a weak market, Investor became more selective about new investments. 2002: Investor strengthened its positions in ABB, Electrolux, Ericsson, SEB and WM-data.

Net asset value on Dec. 31, 2002: SEK 62,869 m.

BUSINESS ENVIRONMENT

Stock exchanges and the economies of the Western World declined sharply in the wake of the IT boom. The Stockholm Stock Exchange lost more than half its value. Personnel cutbacks, profit pressure and bankruptcies characterized the previously lauded IT industry. Access to venture capital became limited and initial public offerings came to a halt.

New Investments

Read more on the Web: ni.investorab.com

Investor has a diversified portfolio comprising more than 100 companies that are managed by some 80 investment professionals. Within the New Investments business, Investor Growth Capital is focused on the Information Technology (IT) and Healthcare sectors. EQT and Investor Capital Partners – Asia Fund, as investors through funds, take control positions in medium-size companies that are normally unlisted and have growth potential in a number of different sectors. Investor Growth Capital is wholly owned by Investor while EQT's funds and Investor Capital Partners – Asia Fund have a number of fund investors. EQT focuses on investments in Northern Europe while Investor Capital Partners – Asia Fund concentrates on buyouts in Greater China and South Korea.


Investor Growth Capital
Expansion stage
EQT
Buyouts
Investor Capital Partners – Asia Fund
Buyouts

Investor's New Investments business consists of dedicated units, each with their own defined focus.

The structure of the investment organization aims to allow each unit to stay focused on, and thereby specialized in, their respective operations. Each unit has a defined business focus, delegated responsibilities and extensive knowledge in the industry or market it covers. Each office has employees with substantial knowledge of local markets and companies. Each unit also has a competitive compensation system in the local market linked to the fulfillment of established return objectives.

INVESTOR GROWTH CAPITAL

Read more on the Web: www.investorgrowthcapital.com

Investor Growth Capital is focused on investments in growth companies in information technology and healthcare in Europe, North America and Asia. Investor Growth Capital is a wholly owned subsidiary of Investor and has offices in Amsterdam, Hong Kong, New York, Palo Alto and Stockholm. Investor Growth Capital provides venture capital for expansion stage companies and continues to manage the portfolio of early stage start-ups from another Investor subsidiary, Novare Kapital, which began its activities in 1995.

In the IT sector, Investor Growth Capital is focused on companies in the following areas: Software, Semiconductors, Mobile Services and Communications.

In the healthcare sector, investments are made mainly in Biotechnology, Pharmaceuticals and Medical Devices.

Investor Growth Capital in brief

Investment size:	USD 3–50 m.
Geographic focus:	Asia, Europe and North America
Investment stage:	Usually expansion stage
Investment type:	Growth capital
Instruments:	Equity or equity-linked
Investment horizon:	Generally 3–8 years
Sector focus:	Technology and healthcare
Ownership:	Minority
Board representation:	Usually one board member
Exit:	IPO or strategic sale
Return objective:	>20 percent annually on realized holdings
On December 31, 2003:	
Investment professionals:	36
Holdings:	about 140
Value of holdings:	SEK 8,169 m.






SEB
158
157
156

INVESTOR CAPITAL PARTNERS – ASIA FUND

Read more on the Web: www.investorcapitalpartners.com

Investor Capital Partners – Asia Fund is a private equity fund advised by Investor Asia Limited, a wholly owned subsidiary of Investor. The company has its offices in Hong Kong. The Asia Fund, started in 2000, has committed capital totaling USD 322 m., including Investor's commitment of USD 200 m.

The Asia Fund focuses on buyouts and invests in companies with strong management teams, clear and sustainable competitive advantages, defendable business models and substantial development potential. Investment sectors include manufacturing companies focused on outsourcing and export markets, high value-added services, and consumer goods and services companies.

Geographically, the Asia Fund invests in Greater China and South Korea.

Investor's remaining capital commitments in the Asia Fund amount to SEK 530 m.

Investor Capital Partners – Asia Fund in brief

Investment size:	USD 20–80 m.
Geographic focus:	Greater China and South Korea
Investment stage:	Mature
Investment type:	Buyouts
Instruments:	Equity or equity-linked
Investment horizon:	Generally 3–5 years
Ownership:	Controlling shareholder
Board representation:	Majority of board
Exit:	IPO or strategic sale
Return objective:	>20 percent annually on realized holdings
On December 31, 2003:	
Investment professionals:	7
Holdings:	3
Value of holdings:	SEK 543 m.

EQT

Read more on the Web: www.eqt.se

EQT takes control positions in medium-sized companies that are normally unlisted and have high return potential through various forms of restructuring.

EQT was formed in 1994 by Investor and other companies. Investment activities are conducted through a number of funds with Investor and outside capital. Fund management is provided through EQT Partners AB, of which Investor is majority owner and EQT's partners own the remaining part. EQT operates as an independent organization and each fund is guided by its own investment committee. EQT Partners has offices in Helsinki, Copenhagen, Munich and Stockholm.

EQT's funds have a qualified investor base consisting of leading Scandinavian institutions and international investors, including pension funds, banks, insurance firms, corporations and private individuals. The six EQT funds, Scandinavia I, Scandinavia II, Denmark, Finland, Northern Europe and Mezzanine had a combined capital investment of approximately SEK 22 bn. on December 31, 2003. Total commitments, in terms of available investment capital, amounted to about SEK 30 bn.

Investor is one of the major investors in the funds, with total commitments currently amounting to approximately SEK 8 bn., corresponding to 14 to 32 percent of the capital in the six funds.

Investor's remaining capital commitments in the EQT's funds amount to SEK 2,585 m.

EQT in brief

Geographic focus:	Northern Europe
Investment stage:	Mature
Investment type:	LBOs
Instruments:	Equity or equity-linked
Investment horizon:	Generally 3–8 years
Ownership:	Controlling
Board representation:	At least one board member
Exit:	IPO or strategic sale
Return objective:	>20 percent annually on realized holdings
On December 31, 2003:	
Investment professionals:	37
Holdings:	23
Value of Investor's holdings:	SEK 4,033 m.

2003

INVESTOR'S HISTORY

During 2003, Investor was involved in the development of more than 100 companies. Investor also participated in ABB's new rights issue and made a minor reallocation among its stakes in core holdings. The mobile operator Hi3G ("3") began offering mobile broadband services in Sweden and Denmark.

Net asset value on Dec. 31, 2003: SEK 83,163 m.

BUSINESS ENVIRONMENT

During the year, activity on the world's stock exchanges picked up as the economy recovered slightly. Exit opportunities improved somewhat and companies began delivering improved financial results. There was some optimism in the global arena, despite worries over the growing U.S. budget deficit and trade imbalance.

Other Holdings and Other Operations

Other Holdings mainly comprise Investor's stake in Hi3G and assets in Fiskars, RAM One and funds managed by Lancelot.

Other Operations consist primarily of Investor's active portfolio management activities and the wholly owned subsidiary The Grand Group, which conducts hotel, conference, banquet and restaurant operations at two locations in Stockholm: Grand Hôtel and Berns Hotel.

Corporate functions

An efficient and successful investment organization puts heavy demands on well-functioning support units. To provide support to the investment organization, Investor has a number of specialist functions that, by offering quality services and a high degree of service, create added value both strategically and operationally.

Operating costs


SEK m.
800
600
400
200
0
2001
2002
2003

Operating costs by business area


2003
Core Holdings, 25%
New Investments, 48%
Other Holdings, 1%
Other Operations, 18%
Group, 8%

Investor actively focuses on reducing its operating costs, which have decreased 20 percent since 2001.

Investor's investment organization in brief (as of December 31, 2003)[1)]

Management Group. Manages operations and serves, in many cases, in the capacity of board representatives (and Business Team members) for the development of Investor's holdings. Members: 6.

Analysts. Continuous analysis of core holdings, their competitors and markets. Strategy, structure and valuations are analyzed in order to identify and evaluate potential improvements and development alternatives in the core holdings. The analysts continuously review the holdings together with Investor's board representatives in the holdings (see Business Teams). Employees: 13.

New Investments (excluding EQT). Carry out investment work, usually in project teams, by analyzing and reviewing potential and existing investment candidates. The strategy, position and technology of companies are the main areas analyzed (in the due diligence process). Investment professionals usually serve as representatives on the boards of holdings. In 2003, more than 50 follow-on investments were made, eight new investments, one initial public offering and a number of exits. Employees: 66.

Active portfolio management activities. Conducted to monitor and analyze the flow of market information, execute market transactions and generate an attractive return. Employees: 3.

Corporate Finance. A department with a project-driven organization that provides financial solutions for Investor and Investor's holdings, primarily in connection with capital financing transactions, acquisitions, mergers, divestments and ownership and capital structure issues. Corporate Finance operates closely with other Investor units and external parties. During 2003, Corporate Finance was involved in a number of major projects. Employees: 2.

Business Information Services (BIS). Conducts information research and develops and administrates information databases for Investor's investment organization. BIS provides Investor with broad or specific information about companies, markets, industries and individuals in a fast and accurate manner. Investor's Management Group is a primary client, as well as the Business Teams and investment professionals in the New Investments business. During 2003, BIS handled approximately 1,000 information requests for clients. Employees: 7.

Corporate Communications (CC). CC is responsible for complying with the rules and regulations concerning the communication of information to financial markets that Investor must satisfy as a listed company in Sweden. CC includes investor relations, marketing communications, internal information, and press and media relations. Employees: 6.

Finance. A process- and project-driven organization responsible for the administration of Investor AB and the company's 58 subsidiaries. Finance manages securities transactions for approximately 160 holdings, controls costs and is responsible for consolidating Group operations, reporting and personnel administration. The department includes a corporate medical unit and function for conference activities.Transactions with a cash flow of approximately SEK 5 billion are handled on a daily basis. Employees: 24.

Risk Management. Guarantees independent control and reporting of the Group's risks in financial markets, such as risk associated with share prices, interest rates, currency, liquidity, financing, credit and operations. Employees: 2.

Treasury. Responsible for the Group's loan financing and short-term deposits of excess liquidity. The unit also functions like an internal bank for other Group companies. Employees: 2

Information Technology (IT). Responsible for the day-to-day operation and support of Investor's IT infrastructure, and for providing IT systems to improve and simplify internal business processes. During 2003, IT carried out about ten development projects resulting in new and upgraded systems for activities supporting investments. Employees: 15.

Novare Human Capital (NHC). A wholly owned subsidiary that works with executive search, recruitment and advisory services in the Human Resources (HR) area, primarily for Investor's portfolio companies. During 2003, NHC handled 36 recruiting assignments, of which 29 on behalf of Investor or Investor's holdings. Advisory services provided to portfolio companies accounted for about 15 percent of NHC's billings in 2003. Employees: 4.

Novare Corporate Academy. A wholly owned company and competence development partner that adds value to Investor holdings through an increased exchange of knowledge between individuals in companies. Through NCA Investor companies can gain access to the right specialist competence, in a cost-effective manner, for professional training and development. During the year NCA handled projects for five of Investor's core holdings. Employees: 3.

Investor's organization also includes the functions Office Support (reception, switchboard and porters), Security, Real Estate, the Corporate Medical Unit and secretaries. Employees: 31.

1) In February 2004, it was announced that the organization of the New Investments business area and Group functions will be reviewed (see page 44).

Holdings

Investor's portfolio currently comprises 11 core holdings, more than 100 new investments and a number of other holdings with a total value of SEK 104 bn.

Investor has a large number of holdings of varying size, in selected sectors and in defined geographic markets. Each company, sector and geographic market has its own distinctive characteristics. Investor's holdings therefore comprise a well-diversified portfolio of companies.

During 2003, Investor subscribed for its pro-rata share of ABB's new rights issue. Investor also made a minor reallocation among its stakes in core holdings. Small portions of shareholdings in AstraZeneca, Electrolux, Ericsson, Gambro, OMHEX, SEB and WM-data were sold, as well as Investor's holding in ABB's convertible bond. In addition, a small percentage of Ericsson shares was also sold to the company's newly appointed CEO for SEK 50 m. In the New Investments business, nine new companies were invested in (seven in Investor Growth Capital, one in Investor Capital Partners – Asia Fund, and one in EQT) and approximately 50 follow-on investments and a number of exits were made. In Other Holdings, Investor's remaining shareholding in Volvo was sold in its entirety. See page 41 of the Administration Report for further information about acquisitions and divestments during 2003.

On the following pages Investor's portfolio (core holdings, holdings in Investor Growth Capital, and Hi3G) is described by sector (Healthcare, Technology, Engineering and Financial Services). Investor's holding of a company's share capital and voting rights is after full dilution and adjusted for any repurchased shares.

Overview of holdings


Electrolux
OM
Saab AB
SAS
SKF
WM-data
Gambro
SEB
Volvo
New Investments
Atlas Copco
Other Holdings
Stora Enso
ABB
Scania
AstraZeneca
Ericsson
1999
WM-data
OMHEX
Saab AB
Electrolux
Gambro
Scania
Other Holdings
ABB
Atlas Copco
Ericsson
New Investments
SEB
AstraZeneca
2003

The percentage of New Investments has increased considerably since 1999, as well as Investor's holdings in AstraZeneca and SEB, among other companies. The holding in Ericsson has decreased, as well as the percentage of Other Holdings.

Holdings by sector


%
100
80
60
40
20
0
1999
2000
2001
2002
2003
Other
Forest Industry
Financial Services
Engineering
Technology
Healthcare

Listed/Unlisted


Unlisted 5%
1999
Listed 95%
Unlisted 15%
2003
Listed 85%

Investor's share of unlisted holdings has increased substantially since 1999.

Total assets by sector and business segment

SEK m.	Healthcare	Engineering	Technology	Financial Services	Other	Total
Core Holdings	33,749	22,120	14,156	15,816	–	**85,841**
New Investments, listed	1,010	19	1,171	–	–	**2,250**
New Investments, unlisted	1,240	1,041	5,595	283	2,336	**10,495**
Other	–	496	1,621	–	2,953	**5,070**
Total	36,049	23,676	22,543	16,099	5,289	103,656


SEB
BfG

Overview of New Investments

Geographic distribution


Asia 8%
North America 32%
Northern Europe 60%

Development stage


Holdings in other funds 10%
b-business partners 10%
Early stage 4%
Expansion stage 21%
Mature stage 55%

By unit


Investor Capital Partners – Asia Fund 4%
EQT 32%
Investor Growth Capital 64%

By sector


Technology 53%
Other 29%
Healthcare 18%

By size


No.
70
60
50
40
30
20
10
0
0-10 11-50 51-100 101-500 500-
Market value, SEK m.

Investor Growth Capital

SEK m.	Market value 12/31 2003	Market value 12/31 2002
	8,169	7,942

Investor Capital Partners – Asia Fund on December 31, 2003

SEK m.	Total capital commitment	Investor's share of capital commitment	Investor's share of invested capital[1]	Market value of Investor's remaining holdings	Holdings
Asia Fund[2]	2,180	1,453	923	543	Cosmetic Group, King Clean and Memorex

1) Also includes capital invested in holdings that have already been sold.
2) The following rates were used to translate to SEK: USD = 7.2659

EQT's funds on December 31, 2003

SEK m.	Total capital commitment	Investor's share of capital commitment	Investor's share of invested capital[1]	Market value of Investor's remaining holdings	Holdings
Scandinavia I	3,260	470	460	112	Duni (40%), FlexLink
Scandinavia II	6,193	928	803	589	Dahl, Thule, HemoCue, Findus, Salcomp, Vaasan, IHI, Eldon
Denmark	1,241	218	156	88	Contex, Nederman
Finland	597	150	93	72	ADR Haanpää, Bewator
Northern Europe	18,169	5,772	3,692	3,148	Dometic, Duni (60%), Plantasjen, Leybold Optics, Symrise, ComHem, Finn-Power, VTI Technologies
Mezzanine	1,680	277	26	24	Stenqvist
Total[2]	**31,140**	**7,815**	**5,230**	**4,033**	

1) Also includes capital invested in holdings that have already been sold.
2) The following rates were used to translate to SEK: DKK = 1.2205 (EQT Denmark), EUR = 9.0846 (EQT Finland, EQT Northern Europe and EQT Mezzanine).



Healthcare


35%

The Healthcare sector is characterized by strong underlying growth and profitability. A number of contemporary trends, such as demographic shifts, lifestyle changes and technological developments, are expected to lead to strong future demand for pharmaceuticals and medical devices, among other products. The challenge for healthcare companies is to maintain a high pace of innovation to develop new products and services. Since satisfactory treatments are lacking for many diseases and ailments today, there are strong possibilities that these needs can be satisfied by innovative drugs, among other new products.

TRANSACTIONS DURING THE YEAR

A small portion of the shareholding in AstraZeneca was sold in connection with Investor's subscription of its pro-rata share of ABB's new rights issue. Three new investments were made in the New Investments business – in Carmeda, Neuronetics and Spiration. Pyrosequencing acquired the portfolio company Personal Chemistry. The merged company later changed its name to Biotage.

AstraZeneca

Investor's holding in AstraZeneca

Share capital: 5%

Voting rights: 5%

Market value of holding: SEK 29,675 m.

Serving on the board are the following people from Investor's management or board:

Håkan Mogren (Non-Executive Deputy Chairman)

Marcus Wallenberg

Core Holding


AstraZeneca, share of total assets 29%

Chairman: Percy Barnevik

Chief Executive Officer: Tom McKillop

On December 31, 2003

Sales: USD 18.8 bn.

Income after net financial items: USD 4.2 bn.

Market capitalization: SEK 593.6 bn.

Total return, Index = 100 = Dec. 31, 1993


600
400
200
0
93 94 95 96 97 98 99 00 01 02 03
AstraZeneca
Stockholm Stock Exchange (SIXRX)

Source: SIX AB

AstraZeneca is one of the world's leading pharmaceutical companies focused on research in medicines and pharmaceuticals that is conducted in a global network of research units, mainly in Sweden, the United States and the United Kingdom. Priority research areas are gastrointestinal, cardiovascular, respiratory and central nervous system diseases, as well as pain control and infection.

In 2003, AstraZeneca received FDA approval in the U.S. for Iressa, the first in a new class of anti-cancer drugs. Crestor, a new statin for lowering cholesterol, was also approved for marketing in the U.S. Encouraging research data were also presented for Exanta, the first oral treatment in a new class of direct thrombin inhibitors (anticoagulants). Studies and data have confirmed the potential for Exanta to be an effective and predictable replacement for warfarin in the prevention of stroke.

www.astrazeneca.com



GAMBRO®

Investor's holding in Gambro

Share capital: 20%

Voting rights: 26%

Market value of holding: SEK 4,074 m.

Serving on the board are the following people from Investor's management or board:

- Claes Dahlbäck (Chairman)
- Håkan Mogren (Vice Chairman)

Core Holding


Gambro, share of total assets 4%

Chairman: Claes Dahlbäck

President and CEO: Sören Mellstig

On December 31, 2003

Sales: SEK 26.1 bn.

Income after net financial items: SEK 1.5 bn.

Market capitalization: SEK 20.5 bn.

Total return, Index = 100 = Dec. 31, 1993


600
400
200
0
93 94 95 96 97 98 99 00 01 02 03
Gambro
Stockholm Stock Exchange (SIXRX)
Source: SIX AB

Gambro is a global medical technology and healthcare company with leading positions in renal care and blood component technology. Gambro has about 21,000 employees in 40 countries. Research and development activities are conducted in Sweden, Germany, Italy, Japan, France and the United States. In 2003, Gambro Renal Products (GRP) continued to make investments to increase production capacity for synthetic membrane dialyzers and has launched a performance improvement program to boost productivity and create a more customer-driven organization. The Gambro Healthcare business area has improved the efficiency and profitability of operations. During the past few years, Gambro BCT has renewed its product portfolio and continued to report healthy profitability in 2003.

www.gambro.com



Healthcare – New investments

Investor Growth Capital has approximately 50 holdings in the Healthcare sector. The main areas of focus are Biotechnology, Pharmaceuticals and Medical Devices.


New investments in healthcare sector, share of total assets 2%

Affibody Technology, Sweden

Is a proteomics and biotherapy company leading the development of combinatorial protein engineering to enable high throughput protein characterization in drug discovery and the development of novel biotherapeutics and diagnostic products.
Unlisted.
Investment year: 2000
www.affibody.se

Axcan Pharma, Canada

A specialty pharmaceutical company manufacturing and marketing drugs in the area of gastroenterology.
Listed.
Investment year: 2000
Ownership on December 31:
4 percent
www.axcan.com

Biotage, Sweden

Accelerates the drug discovery and development process and increases the knowledge of the importance of the genetic makeup by providing complete solutions for medicinal chemistry research and applied genetic analysis.
Listed.
Investment year: 2000
Ownership on December 31:
12 percent
www.biotage.com

Intuitive Surgical, United States

Has developed a computer-enhanced, minimally invasive surgery system that combines natural hand movements with techniques used in traditional surgery.
Listed.
Investment year: 1999
Ownership on December 31:
4 percent
www.intuitivesurgical.com

ISTA Pharmaceuticals, United States

Is focused on saving and improving eyesight by developing proprietary therapeutic products to treat serious diseases and conditions of the eye.
Listed.
Investment year: 2002
Ownership on December 31:
20 percent
www.istavision.com

Kyphon, United States

Develops and markets minimally invasive balloon technologies for the treatment of compression fractures in the spine.
Listed.
Investment year: 1999
Ownership on December 31:
10 percent
www.kyphon.com

Carmeda, Sweden

Discovers, develops and delivers new and innovative medical devices based on biologically active carbohydrates. Formerly called Medicarb.
Unlisted.
Investment year: 1996
www.medicarb.com

Molecular Staging, United States

A life sciences tool company developing technologies for the detection and measurement of proteins and nucleic acids across a broad range of applications in proteomics, genomics and diagnostics.
Unlisted.
Investment year: 2000
www.molecularstaging.com

Songbird Hearing, United States

Develops and sells a disposable hearing aid offering the mild-to-moderate hearing-impaired, a solution that is convenient and inexpensive.
Unlisted.
Investment year: 2000
www.songbirdhearing.com

Spiration, United States

Develops medical devices for the treatment of lung disease.
Unlisted.
Investment year: 2003
www.spiration.com

The above holdings represent the ten largest investments on December 31, 2003. The ownership stake is only reported for listed holdings.

New investments in 2003

Carmeda: Develops and sells heparin coatings for medical devices. The company was merged with Medicarb, another holding.

Neuronetics: Developing a non-invasive brain stimulator for treatment of psychiatric and neurological disorders.

Spiration: Develops medical devices for the treatment of lung disease.

Investor has also invested in the following companies, among others: Aerocrine, Cameron Health, Carmel Pharma, Caviditech, Epigenesis, Gyros, Metcon, Neuronetics, Neuronova and Åmic.

Technology


22%

A number of strong long-term trends, such as increased mobility and person-to-person communications, will drive demand for new products and services. The challenge technology companies face is to transform technical progress into commercially viable services and products. The way customers experience the benefits of technology will be decisive for success. In some sectors, such as telecom, the industry is recovering. Operators have been successfully reducing debt, strengthening their financial position and are now shifting from financial restructuring to business development.

TRANSACTIONS DURING THE YEAR

During the year a small number of shares in Ericsson were sold in connection with Investor's subscription of shares in ABB's new rights issue. In addition, shares in Ericsson were sold for SEK 50 m. to Carl Henric Svanberg, Ericsson's newly appointed CEO. Within New Investments, six investments were made: four in Investor Growth Capital (BMI Asia, CSMC Technologies, FOI Corporation and Micronic), one within EQT (ComHem) and one within Investor Capital Partners – Asia Fund (Memorex). In the fourth quarter, Tessera Technologies was listed on the Nasdaq exchange. Additional financing was also provided to Hi3G.

ERICSSON

Investor's holding in Ericsson

Share capital: 5%

Voting rights: 38%

Market value of holding: SEK 10,711 m.

Serving on the board are the following people from Investor's management or board:

Marcus Wallenberg (Deputy Chairman)

Peter D. Sutherland

Core Holding


Ericsson
share of total
assets10%

Chairman: Michael Treschow

President and CEO: Carl-Henric Svanberg

On December 31, 2003

Sales: SEK 117.7 bn.

Income after net financial items[1]**:** SEK 2.8 bn.

Market capitalization: SEK 208.8 bn.

1) excluding items affecting comparability (primarily restructuring costs) totaling SEK 14.9 bn.

Total return, Index = 100 = Dec. 31, 1993


2,000
1,500
1,000
500
0
93 94 95 96 97 98 99 00 01 02 03
Ericsson
Stockholm Stock Exchange (SIXRX)
Source: SIX AB

Ericsson is a world-leading supplier of telecommunications equipment focusing primarily on mobile infrastructure. In this field, the company is the market leader in terms of sales and technology. Ericsson operates in 140 countries.

As in 2002, 2003 was yet another challenging year for the telecommunications industry as a whole, although the dramatic fall in demand bottomed out towards the end of the year. Mobile operators, previously burdened by debt, have succeeded in cleaning up their balance sheets and the macro economy and stock exchanges have recovered. Ericsson successfully completed additional, substantial cost reduction programs during the year and cut its headcount sharply from 64,000 employees to 51,600. On April 8, 2003, Carl-Henric Svanberg was appointed President and CEO. During the year he changed and renewed Ericsson's corporate management team. After a reorganization of the company's structure, Access, Systems, Mobile Systems CDMA, Transmission & Transport Networks and Global Services are now operating as separate business units as of January 1, 2004.

www.ericsson.com





Investor's holding in Saab AB

Share capital: 20%

Voting rights: 36%

Market value of holding: SEK 2,356 m.

Serving on the board are the following people from Investor's management or board:

Anders Scharp (Chairman)

Marcus Wallenberg (Vice Chairman)

Björn Svedberg

Core Holding


Saab AB,
share of total
assets 2%

Chairman: Anders Scharp

President and CEO: Åke Svensson

On December 31, 2003

Sales: SEK 17.3 bn.

Income after net financial items: SEK 1,073 m.

Market capitalization: SEK 10.9 bn.

Total return, Index = 100 = Dec. 31, 1998


300
200
100
0
93 94 95 96 97 98 99 00 01 02 03
Saab
Stockholm Stock Exchange (SIXRX)
Source: SIX AB

Saab is one of the world's leading high-technology companies with activities focused mainly on defense, aviation and space. Operations cover clearly defined areas within defense electronics, missile systems and space electronics, as well as military and civilian aviation. Saab also focuses on high-technology services and maintenance solutions. Operations are conducted in the following business areas: Systems & Electronics, Aerospace, Bofors Dynamics, Technical Support & Services, and Ericsson Space and Aviation Services.

The year 2003 was characterized by a strong trend of defense-oriented business, notably in export markets. However, Saab was forced to restructure its operations considerably in 2003 as a consequence of fewer development projects from Sweden's Defense Material Administration (FMV). Income was charged with a provision for structural costs totaling SEK 309 m.

However, core operations were further developed and a number of important orders were received during the year for missiles and simulator systems. In association with Ericsson, Boeing and IBM, Saab was also awarded a significant order by FMV to develop Sweden's future network-based defense. During the year the government of the Czech Republic chose the JAS 39 Gripen fighter aircraft.

On July 14, 2003, Åke Svensson became the new President and CEO of Saab AB.

www.saab.se

Investor's holding in WM-data

Share capital: 18%

Voting rights: 31%

Market value of holding: SEK 1,089 m.

Serving on the board are the following people from Investor's management or board:

Börje Ekholm (Vice Chairman)

Lars Wedenborn

Core Holding


WM-data,
share of total
assets 1%

Chairman: Thord Wilkne

President and CEO: Crister Stjernfelt

On December 31, 2003

Sales: SEK 6.5 bn.

Income after net financial items: SEK 344 m.

Market capitalization: SEK 5.3 bn.

Total return, Index = 100 = Dec. 31, 1993


4,000
3,000
2,000
1,000
0
93 94 95 96 97 98 99 00 01 02 03
WM-data
Stockholm Stock Exchange (SIXRX)
Source: SIX AB

WM-data is one of the leading providers of IT-related services in the Nordic region with about 5,700 employees. The company's business concept is "to create increased efficiency and tangible benefits for selected customer segments through a wide range of design and IT-related services". WM-data offers solutions spanning the entire IT area.

Demand continued to be weak for IT services during 2003. Although WM-data's brand remained strong, enabling the company to capture market shares, sales still declined on a year-to-year basis.

WM-data reported a pretax profit of SEK 344 m., which included the recovery of SEK 117 m. from a provision made in 2002 to cover the maximum loss on a major contract in Norway. The improvement in the company's underlying earnings was driven primarily by internal cost reductions.

On October 29, 2003, WM-Data announced a tender offer for all outstanding shares in Novo Group Oyj, a Finnish IT consulting company. In 2003, Novo's sales totaled EUR 306 m. and the result before tax was EUR –0.5 m. As payment, Novo's shareholders were offered cash and newly issued shares in WM-data. As a consequence of the new stock issue, Investor's holding in WM-data decreased to 29 percent of the votes and 16 percent of the capital.

www.wm-data.com





Technology – New investments

Investor Growth Capital has about 70 holdings in the technology sector. Investments are focused primarily on the Software, Semiconductors and Mobile Communications areas.



New investments in technology sector, share of total assets, 7%

Amkor, Hong Kong

Is the world's largest provider of independent semiconductor assembly and test services. Amkor owns and operates packaging and testing facilities in South Korea, the Philippines, Japan, China and Taiwan.
Listed.
Investment year: 2000
Ownership on December 31:
1 percent
www.amkor.com

ASM Pacific, Hong Kong

Produces a broad line of back-end semiconductor manufacturing products, including die bonders, wire bonders, mold/encapsulation tools and trim and form equipment.
Listed.
Investment year: 1995
Ownership on December 31:
2 percent
www.asmpacific.com

b-business partners, Europe

A pan-European venture capital company investing in innovative business-to-business technologies. As of December 31, 2003, b-business partners has invested approximately EUR 102 m. in a portfolio of about ten companies.
Unlisted.
Investment year: 2000
www.b-bp.com

Bredbandsbolaget ("B2"), Sweden

One of the leading broadband communications providers in Sweden with a bidirectional broadband network with access to data, telephony and video, fiber-to-the building connections to multifamily housing, and ADSL broadband connections. B2 has approximately 135,000 Internet customers, about 40,000 customers for IP telephony, and about 260,000 connected households.
Unlisted.
Investment year: 1999
www.bredband.com

Claria, United States

Is one of the world's largest companies focused on online behavioral marketing and publishes advertising messages targeting individual customer needs.
Unlisted.
Investment year: 2000
www.claria.com

Digia, Finland

Designs and develops Symbian™ OS-based software for mobile phone manufacturers worldwide.
Unlisted.
Investment year: 2000
www.digia.com

Lycos Europe, Germany

Is one of the leading European Internet destinations operating a pan-European network of websites in ten languages. It is listed on Neuer Markt in Germany.
Listed.
Investment year: 2000
Ownership on December 31:
5 percent
www.lycoseurope.com

Micronic Laser Systems, Sweden

Develops, manufactures and markets high-end laser pattern generators for the production of photomasks. The world's leading electronics companies use Micronic's systems in the production of television screens, computer displays and semiconductors.
Listed.
Investment year: 2003
Ownership on December 31:
5 percent
www.micronic.se

Tessera, United States

The leading IP licenser of Chip Scale Packaging technology to the semiconductor industry, the de facto standard for a number of memory architectures.
Listed.
Investment year: 1996
Ownership on December 31:
14 percent
www.tessera.com

Watchmark, United States

A leader in service assurance software for wireless telecom service providers and other integrated network operators.
Unlisted.
Investment year: 2001
www.watchmark.com

The above holdings represent the ten largest investments on December 31, 2003. The ownership stake is only reported for listed holdings.

New investments in 2003

BMI Asia: Develops and sells software platforms for Business Support Systems (BSS).

CSMC Technologies: Integrated circuit (IC) manufacturing services.

FOI Corporation: Develops, manufactures and sells plasma-based etchers for the production of semiconductors.

Micronic: Develops, manufactures and sells high-end laser pattern generators for the production of photomasks.

Investor has also invested in the following companies, among others: Exigen, Mahi Networks, Kunskapsskolan, Millennium, Optillion, Princeton, Ness Display, SMT Tricept and White Rock.





Technology – Other holdings

Investor's holding in Hi3G

Share capital: 40%

Voting rights: 40%

Market value of holding: SEK 1,621 m.

Serving on the board are the following people from Investor's management or board:

- *Björn Svedberg (Chairman)*
- Marcus Wallenberg
- Adine Grate Axén

Other holdings


Hi3G, share of total assets 2%

Chairman: Björn Svedberg

President and CEO: Shlomo Liran

Hi3G was the first operator in the Nordic region to offer mobile broadband services based on 3G technology in Sweden and Denmark. The company market its services under the "3" brand and is owned by Hutchison Whampoa (60%) and Investor AB (40%). In addition to voice calling and SMS and other traditional mobile services, 3 offers roaming with 300 operators in more than 100 countries, mobile videocalls, video content, high-speed modem transmission, games, mobile banking services, and content services such as entertainment and news in association with leading partners.

In 2003, the company was awarded a 3G license in Norway. The number of subscribers exceeded 20,000 at year-end. During 2004, 3 expects to broaden its range of services and geographic coverage, and launch a number of new mobile handset models.

Mobile services are developed in close collaboration with Hutchison Whampoa's 3G Group. Through Hutchison Whampoa, 3 is a world leader in mobile video communications with 3G licenses in Australia, Austria, Denmark, Hong Kong, Ireland, Israel, Italy, Norway, Sweden and the United Kingdom.

www.tre.se



Engineering


23%

In 2003, there were signs that markets were improving in certain sectors. On the other hand, the weak dollar had a negative impact on many corporations. In the engineering industry, most companies operate in relatively mature markets and their operations therefore need to be continuously streamlined and made more cost-efficient. However, the engineering industry also has strong possibilities for profitable growth. This can be achieved through geographic expansion – for example, many companies are experiencing strong growth in China – or with the help of new innovative products that capture additional market shares. Another possibility is to expand in service and spare parts sales, which tends to stabilize demand over time.

TRANSACTIONS DURING THE YEAR

During 2003, Investor subscribed for its pro-rata share of ABB's new rights issue. Investor also sold its holding in ABB's convertible loan and a small portion of shares in Electrolux.

ABB

Investor's holding in ABB

Share capital: 10%

Voting rights: 10%

Market value of holding: SEK 7,368 m.

Serving on the board are the following people from Investor's management or board:
Jacob Wallenberg

Core Holding


ABB,
share of total
assets 7%

Chairman: Jürgen Dormann

President and CEO: Jürgen Dormann

On December 31, 2003

Sales: USD 18,795 m.

Income after net financial items: USD 246 m.

Market capitalization: SEK 75.4 bn.

Total return, Index = 100 = Dec. 31, 1993


600
400
200
0
93 94 95 96 97 98 99 00 01 02 03
ABB
Stockholm Stock Exchange (SIXRX)
Source: SIX AB

ABB is a global leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. ABB operates in more than 100 countries and has approximately 120,000 employees.

The year 2003 was positive in many ways for ABB. During the fall, the company strengthened its balance sheet primarily through issues of new shares and convertible bonds. Together with the divestment of a number of non-core businesses, ABB now has a stronger financial position. In addition, comprehensive streamlining programs have also resulted in increased margins for core operations. The market for ABB's products also stabilized.

The plan that ABB has presented to deal with the major asbestos-related liability cases against the subsidiary Combustion Engineering has been approved in two U.S. courts. A final decision is expected during 2004.

www.abb.com



Investor's holding in Atlas Copco

Share capital: 15%

Voting rights: 21%

Market value of holding: SEK 8,100 m.

Serving on the board are the following people from Investor's management or board:

- Sune Carlsson (Chairman)
- *Jacob Wallenberg (Vice Chairman)*
- Ulla Litzén

Core Holding


Atlas Copco, share of total assets 8%

Chairman: Sune Carlsson

President and CEO: Gunnar Brock

On December 31, 2003

Sales: SEK 44.6 bn.

Income after net financial items: SEK 4.9 bn.

Market capitalization: SEK 52.4 bn.

Total return, Index = 100 = Dec. 31, 1993


600
400
200
0
93 94 95 96 97 98 99 00 01 02 03

— Atlas Copco — Stockholm Stock Exchange (SIXRX) Source: SIX AB

Atlas Copco is a global industrial group headquartered in Stockholm. The Group employs approximately 26,000 people and operates through a number of divisions within four business areas: Compressor Technique, Construction and Mining Technique, Industrial Technique, and Rental Service.

During the past 15 years the company has grown its sales and earnings by an average of 10 percent annually.

In 2003, the Atlas Copco Group performed well. Despite unfavorable exchange rate effects, which affected income after net financial items by about SEK 1,020 m., Atlas Copco's profit increased from SEK 4,481 m. in 2002 (excluding a goodwill impairment charge of SEK 6,950 m.) to SEK 4,913 m. in 2003. Efficiency programs in all business areas contributed to the increase.

During the past three years the Group's net indebtedness decreased from SEK 22.3 bn. to SEK 7.6 bn., primarily due to a very strong cash flow that was generated during the period. The weak U.S. dollar also contributed since the greater part of Atlas Copco's loans have been in dollars.

Atlas Copco is well positioned for meeting future opportunities and challenges after implementing major restructuring programs, improving its balance sheet considerably and introducing new, innovative products.

www.atlascopco-group.com



Electrolux

Investor's holding in Electrolux

Share capital: 6%

Voting rights: 26%

Market value of holding: SEK 2,980 m.

Serving on the board are the following people from Investor's management or board:
Jacob Wallenberg (Vice Chairman)

Core Holding



Electrolux, share of total assets 3%

Chairman: Rune Andersson

President and CEO: Hans Stråberg

On December 31, 2003

Sales: SEK 124.1 bn.

Income after net financial items: SEK 7.0 bn.

Market capitalization: SEK 51.2 bn.

Total return, Index = 100 = Dec. 31, 1993



600
400
200
0
93 94 95 96 97 98 99 00 01 02 03
Electrolux
Stockholm Stock Exchange (SIXRX)
Source: SIX AB

The Electrolux Group is the world's largest producer of powered appliances for kitchen, cleaning, forestry work and gardening. More than 55 million Electrolux Group products are sold each year to consumers and professional users in over 150 countries around the world. Electrolux includes leading brands, such as AEG, Electrolux, Zanussi, Frigidaire, Eureka, Husqvarna, Flymo, Volta and ElektroHelios.

Electrolux's profitability in 2003 was approximately on the same level as last year, due to strong growth of core operations, which offset negative exchange rate effects during the year. During Hans Stråberg's second year as President and CEO, Electrolux has intensified efforts within product development, design and marketing. A number of measures have been launched to improve cost efficiency.

Electrolux continued to streamline the Group's operations by divesting the remaining part of its Components product line. Due to Electrolux's strong performance in the past few years, in combination with divestments, the company has a very strong financial position today.

www.electrolux.com

SCANIA

Investor's holding in Scania

Share capital: 9%

Voting rights: 15%

Market value of holding: SEK 3,672 m.

Serving on the board are the following people from Investor's management or board:
Marcus Wallenberg

Core Holding



Scania, share of total assets 4%

Chairman: Bernd Pischetsrieder

President and CEO: Leif Östling

On December 31, 2003

Sales: SEK 50.6 bn.

Income after net financial items: SEK 4.6 bn.

Market capitalization: SEK 40.5 bn.

Total return, Index = 100 = Dec. 31, 1996



300
200
100
0
93 94 95 96 97 98 99 00 01 02 03
Scania
Stockholm Stock Exchange (SIXRX)
Source: SIX AB

Scania is a leading manufacturer of heavy trucks and buses, as well as industrial and marine engines. The company also markets and sells a broad range of service-related products and financing services. Scania operates in about 100 markets, mainly in Europe and Latin America, where production is located.

During 2003, demand increased in markets outside Europe and Latin America. As a consequence, Scania invested in assembly plants in Algeria, Iran, Taiwan and South Korea.

Scania's profitability increased sharply during the year, mainly due to higher capacity utilization, cost reductions within bus operations and improved prices in combination with coast savings in Latin America.

In the beginning of 2003, Scania and German truck manufacturer MAN entered into a cooperation agreement in the components area. The two are jointly developing and supplying axles and gearboxes in order to achieve scale benefits in production.

www.scania.com





Financial Services


15%

In the industrialized countries, the financial sector is considered to be a mature market in many respects, especially traditional bank-lending operations. However, greater personal responsibility for pension savings is expected to lead to long-term higher demand for financial services. Technical developments in banking services and transaction technology are also opening up new and more convenient ways to carry out services, and are also leading to a strong trend of enhanced productivity.

TRANSACTIONS DURING THE YEAR

In the fourth quarter, a small part of holdings in SEB and OMHEX were sold in connection with Investor's subscription of its pro-rate share of ABB's new rights issue.

SEB

Investor's holding in SEB

Share capital: 20%

Voting rights: 21%

Market value of holding: SEK 14,657 m.

Serving on the board are the following people from Investor's management or board:

Jacob Wallenberg (Chairman)

Marcus Wallenberg (Vice Chairman)

Core Holding


SEB, share of total assets 14%

Chairman: Jacob Wallenberg

President and CEO: Lars Thunell

On December 31, 2003

Revenues: SEK 27.1 bn.

Operating income: SEK 8.0 bn.

Market capitalization: SEK 74.4 bn.

Total return, Index = 100 = Dec. 31, 1993


600
400
200
0
93 94 95 96 97 98 99 00 01 02 03
SEB
Stockholm Stock Exchange (SIXRX)
Source: SIX AB

SEB is a Northern European financial group providing banking services primarily to corporations, institutions and private individuals. SEB has 672 branch offices in Sweden, Germany and the Baltic states. The bank has four million customers, of whom 1.5 million are using its Internet banking services. The SEB Group is represented in some 20 countries around the world and has about 19,000 employees.

During 2003, SEB continued to focus on its "3C" change program, which aims to increase the bank's Customer Satisfaction, Cross-servicing and Cost Efficiency, and create a cost-conscious corporate culture. SEB has been able to reduce costs by SEK 2,500 m. annually, the goal when the program was launched in 2001. During the year SEB has seen a turnaround in financial markets and captured markets shares for primarily home mortgages and fund products.

www.seb.se


SEB
1 2 3
5 6

Investor's holding in OMHEX

Share capital: 11%

Voting rights: 11%

Market value of holding: SEK 1,159 m.

Serving on the board are the following people from Investor's management or board:
Adine Grate Axén

Core Holding


OMHEX, share of total assets 1%

Chairman: Olof Stenhammar

President and CEO: Magnus Böcker

On December 31, 2003

Sales: SEK 2.7 bn.

Result after net financial items: SEK –472 m.

Market capitalization: SEK 10.3 bn.

Total return, Index = 100 = Dec. 31, 1993


3000
2000
1000
0
93 94 95 96 97 98 99 00 01 02 03

— OMHEX — Stockholm Stock Exchange (SIXRX) Source: SIX AB

OMHEX – formed through the merger between OM and HEX (the Helsinki Stock Exchange) – is a world-leading provider of marketplace services and transaction technology. OMHEX owns and operates stock exchanges in Stockholm, Helsinki, Tallinn and Riga, as well as central securities depository centers (CSDs) in Finland, Estonia and Latvia. OMHEX also develops and sells transaction technology for financial and energy markets.

OM and HEX combined their operations in 2003 and the merger is expected to reduce costs in the range of SEK 220 m. The new OMHEX has strong potential to contribute to a necessary further consolidation and streamlining of securities trading in Nordic markets. In connection with the merger, Magnus Böcker replaced Per E. Larsson as President and CEO.

During the year OMHEX also launched a cost efficiency program that is expected to reduce the company's annual expenses by SEK 578 m. but also decrease annual revenue by SEK 105 m. as of the first quarter of 2004.

During 2003, financial markets recovered slightly, while markets for technology solutions remained weak.

www.omhex.com



Change in net asset value

Investor's basic objective is to achieve attractive long-term growth in net asset value. Net asset value is defined as the market value of all of Investor's assets less net liabilities, the measurement that best reflects the results of an industrial holding company like Investor. During 2003, the net asset value increased 32 percent (–47).

Read more on the Web: nav.investorab.com ››

On December 31, 2003, Investor's net asset value amounted to SEK 83,163 m., compared with SEK 62,869 m. at year-end 2002. On December 31, 2003, the net asset value per share was SEK 108 (82).

During the year the change in net asset value was 32 percent, or SEK 20,294 m. The market's valuation of Investor's holdings is affected to a large extent by general developments on the world's stock exchanges, which were relatively strong in 2003. After three years of decline, stock exchanges improved during 2003. Investor's listed holdings performed very well during the year. Intensive work with holdings, combined with more favorable capital markets during the last nine months of the year, contributed most significantly to the development of Investor's net asset value.

Investor's net asset value increased the most during the fourth quarter (+10 percent).

Of the year's change in net asset value, Core Holdings accounted for SEK 23,984 m. (–47,379), New Investments for SEK 115 m. (–2,304), Other Holdings for SEK 39 m. (–238) and Other Operations for SEK –96 m. (371). In addition, net asset value was impacted by the dividend payment of SEK –2,608 m. (–4,219). As in the year-end report for 2003, the figures below are calculated in accordance with the acquisition value method.

Value trend over the past ten-year period (December 31)


200
150
100
50
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Net asset value/share, SEK
Net asset value, SEK bn.

Change in net asset value during the year

SEK m.	Income for the year	Change in surplus value, etc.	Dividend	Change in net asset value
Net asset value on December 31, 2002				**62 869**
Core Holdings	1,986	21,998		23,984
New Investments	149	–34		115
Other	–1,206	9	–2,608	–3,805
	929	*21,973*	*–2,608*	*20,294*
Net asset value on December 31, 2003				**83 163**

Core Holdings

During 2003, the value of Core Holdings increased SEK 22,466 m. (–48,968). Ericsson, SEB and AstraZeneca accounted for a substantial part of the increase: SEK 5,333 m., SEK 4,676 m. and SEK 3,822 m., respectively.

Development of Core Holdings

SEK m.	2003	2002
Capital gains/losses	468	2,530
Change in surplus value, etc.	21,998	–51,498
Change in value	**22,466**	**–48,968**
Dividends	1,665	1,741
Operating costs	–147	–152
Effect on net asset value	**23,984**	**–47,379**

New Investments

The New Investments business had a positive effect on net asset value in 2003, increasing it by SEK 115 m. (–2,304).

The value of New Investments appreciated because of the performance of approximately 20 listed holdings combined with the values of about 100 unlisted holdings. The value of new investments was also affected negatively by the U.S. dollar, which was considerably weaker during 2003.

The venture capital industry completed the bottoming out process during 2003 and new investment activity returned to more sustainable levels. The strong recovery of the public equity markets also began to offer opportunities for exits and IPOs. During the fourth quarter there was also a notable pickup in mergers and acquisitions. During the latter part of 2003, the market for IPOs opened up, enabling the listing of Tessera Technologies on the Nasdaq exchange.

Valuations of holdings in the New Investments business took these slightly improved market conditions into account. Net write-downs in 2003 amounted to SEK –75 m. (–1,674). The write-downs were relatively evenly distributed between holdings in the Technology sector and the Healthcare sector.

In 2003, there were a larger number of divestments than investments for the first time in three years in the New Investments business. A total of SEK 1,914 m. was invested (4,364), while holdings were sold for SEK 2,364 m. (1,926).

The average annualized return on realized investments has met the minimum 20-percent return requirement since 1998.

Development of New Investments

SEK m.	2003	2002
Capital gain/losses	402	228
Write-downs, net	–75	–1,674
Change in surplus value, etc.	–34	–625
Change in value	**293**	**–2,071**
Dividends	108	69
Operating costs	–286	–302
Effect on net asset value	**–115**	**–2,304**

Other Holdings and Other Operations

Other Holdings increased the net asset value by SEK 39 m. (–238).

Other Operations changed the net asset value by SEK –96 m. (371) during the year, of which SEK –62 m. (246) was attributable to the result for the period.

Investor groupwide

Investor's net asset value was also affected by a number of groupwide items totaling SEK –3,748 m. (–5,865). The dividend to shareholders totaled SEK 2,608 m. (4,219). Net financial items, administrative expenses and taxes were other groupwide items that impacted the net asset value.

Overview of net asset value

	12/31 2003		12/31 2002	
	SEK/share	Market value, SEK m.	SEK/share	Market value, SEK m.
Core Holdings				
AstraZeneca	39	29,675	35	26,520
SEB	19	14,657	13	10,126
Ericsson	14	10,711	8	5,840
Atlas Copco	11	8,100	7	5,347
ABB	10	7,368	4	3,235
Gambro	5	4,074	4	3,329
Scania	5	3,672	4	3,020
Electrolux	4	2,980	3	2,681
Saab AB	3	2,356	3	2,075
OMHEX	1	1,159	1	597
WM-data	1	1,089	1	534
	112	**85,841**	**83**	**63,304**
New Investments				
Investor Growth Capital	10	8,169	10	7,942
EQT	5	4,033	5	4,465
Investor Capital Partners – Asia Fund	1	543	1	453
	16	**12,745**	**16**	**12,860**
Other Holdings				
Hi3G	2	1,621	2	1,421
Fund investments	1	801	1	929
Volvo	–	–	0	157
Other	1	502	2	429
	4	**2,924**	**7**	**2,936**
Other Operations				
The Grand Group	1	1,075	1	1,075
Land and real estate	1	300	1	350
Active portfolio management	0	102	0	26
Other	0	29	0	29
	2	**1,506**	**2**	**1,480**
Other assets and liabilities	1	640	–2	–1,353
Total assets	**135**	**103,656**	**103**	**79,227**
Net debt	–27	–20,493	–21	–16,234
Total net asset value	**108**	**83,163**	**82**	**62,869**

Investor shares

Investor is Sweden's largest industrial holding company with a market capitalization of SEK 53 bn. on December 31, 2003. At the end of the year, Investor was the thirteenth largest company on the Stockholm Stock Exchange. The total return on Investor shares was 43 percent (–52) in 2003, the second highest total return during the past ten-year period.

Read more on the Web: share.investorab.com »

Stock exchanges in 2003

After a weak 2002, share prices on the world's stock exchanges generally increased in 2003. In Sweden, 2003 was the first year since 1999 that the SAX index ended on the plus side. After a weak start, with quotations hitting a low point in conjunction with the war in Iraq, stock exchanges rallied strongly during the last nine months of the year. On the Stockholm Stock Exchange, the power, information technology and energy sectors showed the strongest performance during the year, which also had an impact on most of Investor's holdings, and consequently, Investor share prices. The SAX index of the Stockholm exchange was up 30 percent at year-end 2003. The Nasdaq exchange, where Investor holdings such as Kyphon, ISTA and Tessera Technologies are listed, performed even more strongly and was up 50 percent for the full year 2003.

Investor B-shares were up 34 percent at year-end 2003.

Turnover

The turnover of a company's shares indicates how liquid the shares are – that is, how much the share is traded. Investor's most actively traded shares are class B shares. One method of measuring turnover is to analyze the turnover rate, here defined as the total number of traded shares as a percentage of the total number of shares outstanding in the company. During 2003, turnover in Investor shares totaled 813.1 million shares, of which 76.4 million were class A shares and 736.8 million were class B shares. This corresponded to a turnover rate of 106 percent (76), compared with 124 percent (122) for the total turnover on the Stockholm exchange. On average, 3.3 million (2.3) Investor shares were traded daily.

Return

The price of Investor's class B share increased during 2003 from SEK 52.00 to SEK 69.50, or 34 percent. During the same period the price of Investor's class A share rose from SEK 53.00 to SEK 69.00, or 30 percent.

Total return and turnover


Index
Number of shares
500
450
400
350
300
250
200
150
100
80
180
150
120
90
60
30
94 95 96 97 98 99 00 01 02 03
(c) SIX
B-share
SIX Return Index (SIXRX)
Number of shares traded, millions

The diagram shows the trend for the total return on Investor shares. In addition to share price growth, total return includes reinvested dividends. The average annual total return on Investor shares in the past one, five, ten and 20 years has been 43, –1, 11 and 14 percent, respectively.

COVARIANCE BETWEEN SHARE PRICE AND NET ASSET VALUE

Long-term net asset value growth provides the basis for generating an attractive total return for Investor's shareholders in the long run.

The degree of covariance between the share price and net asset value is affected by the market's access to information and how it interprets it – both information about the company and factors in the business environment that might impact the valuation of the company. Other factors affecting covariance might be changes in the market's behavior, for example, if investors change their investment focus and risk profile.

During 2003, the correlation has varied between 0.5 and 0.9 (based on 50 days of data). This is a consistently high correlation, indicating that Investor, as a company, has high transparency, enabling the market to see and react to changes in Investor's net asset value.

Risk and risk-adjusted return

When analyzing investment returns, the risk that a given investment has involved should also be taken into account. One measure of risk is volatility, the variation in a share's price, for example, both in absolute terms and relative to the market. High volatility indicates that a share's price movements have varied sharply. The table "Return and risk" shows the volatility of Investor shares over different periods. The Stockholm Stock Exchange as a whole has lower volatility than Investor's shares, which can be explained by the fact that the exchange consists of a large number of companies. Over time, the volatility of Investor shares has been relatively constant.

The Sharpe ratio is a measure of a share's return in relation to its risk. A high Sharpe ratio indicates a high return in relation to the level of risk. The Sharpe ratio allows the comparison of a risk-adjusted return with different types of assets over time.

Return and risk, 2003	1 year	3 years	5 years	10 years	20 years
Total return, %	43	–42	–6	184	1,271
Annual average return, %	43	–17	–1	11	14
Volatility, %	32	35	32	29	34
Sharpe ratio	1.26	n/a[1]	n/a[1]	0.21	0.21

1) When the annual average return is negative for these periods, the Sharpe measure is not relevant.

Dividend policy and dividend

Investor's dividend policy states that a high percentage of dividends received are to be distributed to shareholders in the form of an ordinary dividend. The dividend should increase evenly over time. In addition to the ordinary dividend, an extraordinary dividend can be paid, depending on the current tax situation.

The Board of Directors and President propose that shareholders receive a dividend of SEK 2.25 per share, corresponding to SEK 1,726 m., or 104 percent of dividends received for fiscal 2003.

Investor's dividend policy for coming years is under review following changes in tax legislation in Sweden.

Ownership structure

At year-end 2003, Investor's share capital totaled SEK 4,795 m., represented by 767 million shares, each with a par value of SEK 6.25. The number of Investor shareholders increased slightly during the year from 129,949 to 133,299.

The ownership structure remains concentrated in general. In terms of numbers, the largest category of shareholders is private investors, a total of 122,362 or 92 percent of the total number of owners. Institutional owners dominate with 86 percent of the shares being owned by 10,937 institutional owners. The largest single shareholder category is foundations. The three largest Wallenberg foundations jointly own 21.4 percent of the share capital and 46.1 percent of the voting rights. During the year Nordea's mutual funds and Robur's mutual funds increased their holdings, while the proportion of foreign shareholders decreased from 31 percent to 19 percent of the capital and from 19 percent to 12 percent of the votes. Foreign owners primarily own class B shares corresponding to 26 percent of the total. United States-based owners hold the largest number of shares outside Sweden, or 4 percent of the share capital.

Distribution of shareholders (% of votes)



Others 6%
Banks/insurance companies 7%
Mutual funds and stock funds 9%
Private investors 11%
Foreign shareholders 12%
Trusts and Foundations 55%

Structure of share capital, December 31, 2003

Class of share	Number of shares	Number of votes	% of capital	% of votes
A 1 vote	311,690,844	311,690,844	40.6	87.2
B 1/10 vote	455,484,186	45,548,418	59.4	12.8
Total	767,175,030	357,239,262	100.0	100.0

Shareholders statistics according to VPC, December 31, 2003[1]

Size of holding		Number of shareholders	Shares as% of share capital
1–	2,000	119,930	6
2,001–	20,000	12,074	9
20,001–	40,000	583	2
40,001–	80,000	285	2
80,001–	200,000	199	3
200,001–	400,000	80	3
400,001–	2,000,000	93	11
2,000,001–	4,000,000	27	10
4,000,001–	8,000,000	15	11
8,000,001–		13	43
		133,299	100

1) Directly registered or registered in the name of nominees.

Investor's 15 largest shareholders listed by voting rights, December 31, 2003[1]

	12/31 2003		12/31 2002	
	% of votes	% of capital	% of votes	% of capital
Knut and Alice Wallenberg Foundation	40.0	18.6	39.1	18.2
EB Foundation	4.9	2.3	4.9	2.4
Nordea's mutual funds	4.8	2.8	3.2	2.5
Skandia	4.0	3.8	3.7	3.7
Marianne and Marcus Wallenberg Foundation	3.5	1.6	3.5	1.6
Robur's mutual funds[2]	3.0	5.0	0.1	0.3
Marcus and Amalia Wallenberg Memorial Fund	2.6	1.2	2.6	1.2
SEB	1.7	0.9	1.7	0.9
AMF Pension[3]	1.7	5.0	0.8	0.7
Alecta Pension Insurance - mutual funds	0.9	4.4	1.0	4.3
Third AP Fund	0.8	1.0	1.1	1.4
Second AP Fund	0.8	1.1	0.8	1,2
SEB's mutual funds	0.5	1.3	0.2	0.7
Fourth AP Fund	0.4	1.0	0.2	0.7
SB Foundation	0.4	1.0	0.4	0.2

1) Directly registered, or registered in the name of nominees, with VPC.
2) Based on a disclosure notice on December 30, 2003. On January 27, 2004, Robur announced that it had reduced its holding to 4.64 percent of the capital and 3.03 percent of the votes.
3) Based on a disclosure notice on December 22, 2003.



Corporate Governance

Investor's corporate governance practices are based on Swedish law, primarily the Swedish Companies Act, the Listing Agreement of the Stockholm Stock Exchange and the rules and recommendations issued by relevant Swedish organizations, such as the Industry and Stockholm Exchange Committee. Investor's Articles of Association also constitute a central document that establishes the company's name and purpose, where the board is registered, the focus of Investor's business activities and information concerning its share capital.

The **Annual General Meeting** (AGM) is the decision-making body in which all shareholders can participate. Investor's AGM is held annually in the Stockholm area during the first half of the year. Approximately 800 shareholders, representing 65.7 percent of the votes and 44.8 percent of the capital, attended the 2003 AGM in Älvsjö on April 23. The business of the AGM is to report on the company's financial performance and make decisions on a number of central issues, such as the dividend, compensation for the board and auditors, changes to the company's Articles of Association, the appointment of auditors (every four years), discharging the board of liability for the fiscal year and approving the new board for the next 12 months. In good time before the AGM, a **Nomination Committee** is formed, usually in the fourth quarter, whose members include representatives for the major shareholders. The composition of the committee is made public when it is appointed. The committee discusses the composition of the board of directors and develops a proposal for a new board that is submitted in conjunction with the notice of the upcoming AGM, for the approval of the AGM. All shareholders can submit proposals for board candidates to the Nomination Committee. In the fourth quarter of 2003, the chairman convened the following representatives for the largest shareholders: Jacob Wallenberg (Knut and Alice Wallenberg Foundation), Peter Rudman (Nordea's mutual funds), Lars Isacsson (EB Foundation) and Caroline af Ugglas (Skandia).

Investor's **board** is responsible for the company's organization and the administration of the company's business. The Articles of Association state that Investor's board shall consist of no less than three and no more than 11 directors. The board shall fulfill the criteria for independent board members established by the Stockholm Stock Exchange. The board appoints a chairman who, in accordance with Swedish law for public companies, cannot serve concurrently as president of the company. The chairman has the role to lead the board's work. With the exception of the president, no member of Investor's board has an operative role in the company. The board's composition is presented on pages 38. A report on the board's work in 2003 is on the next page.

As part of the company's efforts to increase the efficiency and depth of the board's work on certain issues, Investor has a number of committees , such as the Compensation Committee, Audit Committee, and Finance and Risk Committee (see page 38).


133,299 Shareholders
Annual General Meeting
Nomination Committee
Auditors
Board of Directors
Audit Committee
Compensation Committee
Finance and Risk Committee
President / CEO
Management Group









Investor's board formulates a procedural plan for the board every year. The procedural plan includes the following:

- the board shall meet at least five times per year, and in the event of urgent matters, a board meeting may take the form of a telephone or video conference,
- the President is empowered to sign the company's interim reports and year-end report,
- board members shall receive documentation regarding matters to be dealt with at board meetings in good time prior to the meeting, and be provided with a monthly report of the company's operations, and
- auditors shall be invited to report on their auditing work at board meetings.

The procedural plan also includes a description of matters to be dealt with at each board meeting and the specific decisions that shall be made at the statutory meeting. The procedural plan also gives instructions for the President and the company's Compensation Committee, Audit Committee, and Finance and Risk Committee.

The company's **auditors** are appointed by the AGM every four years. The task of the auditors is to audit the company's annual accounts and accounting records on behalf of shareholders, as well as the administration of the board and president. In accordance with Investor's Articles of Association, the company has two auditing firms: KPMG Bohlin and Ernst & Young. Investor's accounting practices are based on laws, regulations, agreements and recommendations for listed companies. The accounting principles are described in further detail in Note 1 on page 55. The Audit Report for fiscal year 2003 is on page 81.

The **President**, also the **Chief Executive Officer** (CEO), is responsible for Investor's day-to-day operations. Written instructions establish how responsibilities are divided between the board and president. The president's responsibilities cover ongoing investments and divestments, personnel, finance and accounting issues, regular contacts with the company's stakeholders, such as authorities and the financial markets, and the preparatory work for board meetings. The president of Investor has appointed a **Management Group** that has day-to-day responsibility for different parts of Investor's business activities. The members of the Management Group are presented on page 40. Investor complies with the regulations concerning insider trading and has a number of employees in management positions registered as insiders in Sweden. In addition, Investor has strict internal regulations for securities trading in order to prevent trading by staff with price-sensitive information.

Investor's **Compensation Policy** aims to offer compensation ensuring that senior executives, as well as other employees, can be recruited and retained in the company. Compensation for Investor's employees consists of the following components: basic salary, variable salary, variable long-term incentive programs, pension and other remuneration (see Note 3, page 61, for more information).

The release of **information to shareholders** and the business environment is important so that stakeholders can follow the company's operations and performance. Interim reports and annual reports are regularly released in Swedish and English. News and events that are considered to have an impact on Investor's share prices are also announced by issuing press releases. Substantial information about the company is available on Investor's website, which is updated continuously. Investor strives to have effective communications with shareholders and has an Investor Relations function dedicated to this. Among other activities, Investor representatives meet with a large number of shareholders each year in Sweden and other countries.

Work of the board of Investor AB

At its six regular and three extraordinary meetings in 2003, the board discussed the company's economic and financial position, focusing in particular on Investor's leverage, costs, tax issues, liquidity and dividend. The board also closely monitored the performance of core holdings. Regarding the New Investments business, the board received regular reports on the performance of major portfolio companies and applied valuation principles, and generally followed developments in venture capital markets in Europe and the United States. In addition, the board has continuously followed up Hi3G's (3) performance. The board also discussed basic strategy issues and potential acquisitions and divestments in connection with presentations of analyses and other studies by Investor's management.









AUDIT COMMITTEE

Investor's Audit Committee is appointed annually by the board. In 2003, the committee's members consisted of board members Claes Dahlbäck (chairman), Sune Carlsson and Håkan Mogren. The Audit Committee's main task is to study and evaluate if reporting and internal auditing procedures are designed to meet Investor's requirements and enable the provision of quick and accurate information to the company's management and board. Another task of the Audit Committee is to study and evaluate proposed changes to accounting principles and matters concerning taxes.

The committee receives regular information and documentation materials for decision making from the President, the CFO and the company's external auditors. The committee also examines all reports from external auditors and follows them up internally and with the auditors. Another task of the committee is to evaluate proposed candidates prior to the election of external auditors and to participate in the development of plans for auditing work and reporting by the auditors.

In 2003, the committee had three meetings during which minutes were taken, and when needed, informal contacts between these meetings. Issues that are taken up during the committee's meetings, as well as decisions, are reported at the next board meeting.

Board of Directors



Claes Dahlbäck
born 1947
Chairman
Director since 1983, Chairman since February 2002 (Vice Chairman from 1999 to February 2002). President and CEO in Investor AB 1978-1999
Other board assignments:
Chairman of EQT funds, Gambro AB, Stora Enso Oyj and Vin & Sprit AB
Director of the Goldman Sachs Group, Inc.
Education: M.Sc. Economics, Stockholm School of Economics
Committee assignments in Investor:
Compensation Committee, Audit Committee and Nomination Committee
Shares in Investor: 187,000
Options in Investor: 0
See Note 3 for holding of employee stock options.



Jacob Wallenberg
born 1956
Vice Chairman
Director since 1998, Vice Chairman since 1999
Other board assignments:
Chairman of SEB Skandinaviska Enskilda Banken AB
Vice Chairman of Atlas Copco AB, AB Electrolux, SAS AB and the Knut and Alice Wallenberg Foundation
Director of ABB Ltd, the Nobel Foundation and the Confederation of Swedish Enterprise
Education: B.Sc. Economics and M.B.A., Wharton School, University of Pennsylvania
Committee assignments in Investor:
Nomination Committee
Shares in Investor: 332,324
Options in Investor: 0
See Note 3 for holding of employee stock options.



Sune Carlsson
born 1941
Director since 2002
Other board assignments:
Chairman of Atlas Copco AB
Director of Autoliv Inc. and Picanol NV
Education: M.Sc. in Engineering, Chalmers University of Technology, Gothenburg
Committee assignments in Investor:
Audit Committee
Shares in Investor: 0
Options in Investor: 0



Ulla Litzén
born 1956
Director since 2003
Other board assignments:
Director of Atlas Copco AB, Karo Bio AB, AB SKF and Posten AB
Education: M.Sc. in Economics, Stockholm School of Economics and M.B.A., Massachusetts Institute of Technology
Committee assignments in Investor:
Finance and Risk Committee
Shares in Investor: 46,700
Options in Investor: 0
See Note 3 for holding of employee stock options.



Håkan Mogren
born 1944
Director since 1990
Other board assignments:
Chairman of Affibody AB and the Swedish-American Foundation
Non-Executive Deputy Chairman of AstraZeneca PLC and Vice Chairman of Gambro AB
Director of Groupe Danone, Norsk Hydro ASA, Rémy Cointreau SA and the Marianne and Marcus Wallenberg Foundation
Member of the Royal Swedish Academy of Engineering Sciences (IVA)
Education: Ph.D. in Technology, Royal Institute of Technology, Stockholm
Committee assignments in Investor:
Audit Committee
Shares in Investor: 4,258
Options in Investor: 0



COMPENSATION COMMITTEE

Investor's Compensation Committee is appointed each year by the board. In 2003, the committee's members consisted of board members Claes Dahlbäck (chairman), Peter Sutherland and Anders Scharp. The main purpose of the committee is to enable an independent and thorough transparency regarding all aspects of Investor's compensation program and to make decisions about executive compensation in the company.

In 2003, the committee had three meetings during which minutes were taken, and when needed, informal contacts between these meetings. Issues that are taken up during the committee's meetings, as well as decisions, are reported at the next board meeting.

FINANCE AND RISK COMMITTEE

Investor's Risk and Finance Committee is appointed each year by the board. In 2003, the committee's members consisted of board members Björn Svedberg (chairman), Ulla Litzén and Marcus Wallenberg. The Finance and Risk Committee's task is to identify risks in the financial area, and when needed, to indicate measures that are required to limit them.

In 2003, the committee had three meetings during which minutes were taken, and when needed, informal contacts between these meetings. Issues that are taken up during the committee's meetings, as well as decisions, are reported at the next board meeting.



Anders Scharp
born 1934
Director since 1988
Other board assignments:
Chairman of
AB Ph. Nederman & Co,
Saab AB and AB SKF
Education: M.Sc. in Engineering, Royal Institue of Technology, Stockholm
Committee assignments in Investor:
Compensation Committee
Shares in Investor: 72,584
Options in Investor: 0



O. Griffith Sexton
born 1944
Director since 2003
Other board assignments:
–
Education: M.B.A., Stanford University Graduate School of Business, B.S.E., Princeton University
Committee assignments in Investor:
–
Shares in Investor: 0
Options in Investor: 0



Peter D. Sutherland
born 1946
Director since 1995
Other board assignments:
Chairman of BP plc and Goldman Sachs International
Director of Telefonaktiebolaget LM Ericsson and The Royal Bank of Scotland Group plc
Education: Bachelor of Civil Law, University College, Dublin
Committee assignments in Investor:
Compensation Committee
Shares in Investor: 4,374
Options in Investor: 0



Björn Svedberg
born 1937
Director since 1998
Other board assignments:
Chairman of Hi3G Access AB and Nefab AB
Director of Saab AB and the Knut and Alice Wallenberg Foundation
Member of the Royal Swedish Academy of Engineering Sciences (IVA) and the Morgan Stanley European Advisory Board
Education: M.Sc. in Engineering, Royal Institute of Technology, Stockholm, The Management Development Institute (IMEDE), Lausanne
Committee assignments in Investor:
Finance and Risk Committee
Shares in Investor: 38,382
Options in Investor: 0



Marcus Wallenberg
born 1956
President and Chief Executive Officer since 1999
Director since 1990
Other board assignments:
Vice Chairman of Telefonaktiebolaget LM Ericsson, Saab AB and SEB Skandinaviska Enskilda Banken AB
Director of AstraZeneca PLC, b-business partners B.V., Hi3G Access AB, Scania AB, Stora Enso Oyj and the Knut and Alice Wallenberg Foundation
Education: B.Sc. Foreign Service, Georgetown University, Washington, D.C.
Committee assignments in Investor:
Finance and Risk Committee
Shares in Investor:
1,087,612
Options in Investor: 0
See Note 3 for holding of employee stock options.



Peter Wallenberg, born1926
Honorary Chairman since 1997. Chairman 1982–1997. Member of the board 1969–1982.
Other board assignments: Chairman of the Knut and Alice Wallenberg Foundation and Honorary Chairman of Atlas Copco AB
Education: Bachelor of Laws, University of Stockholm
Committee assignments in Investor: –
Shares in Investor: 1,726,078. ***Options in Investor:*** 0

Management Group



Marcus Wallenberg
President and Chief Executive Officer



Börje Ekholm, Executive Vice President
and Head of New Investments



Lars Wedenborn, Executive Vice President
and Chief Financial Officer



Henry E. Gooss
New Investments



Adine Grate Axén
Corporate Finance & Equity Capital Markets



Fredrik Hillelson
Human Resources

Marcus Wallenberg
born 1956
Chairman and Chief Executive Officer since 1999, employed since 1993
Investor-related assignments:
Vice Chairman of Telefonaktiebolaget LM Ericsson, Saab AB and SEB Skandinaviska Enskilda Banken AB
Director of AstraZeneca PLC, b-business partners B.V., Hi3G Access AB, Scania AB, Stora Enso Oyj and the Knut and Alice Wallenberg Foundation
Education: B.Sc. in Foreign Service, Georgetown University, Washington, D.C.
Shares in Investor: 1,087,612
Options in Investor: 0

Henry E. Gooss
born 1941
New Investments, New York
Managing Director and member of the Management Group since 1998, employed in 1998
Investor-related assignments:
Director of Mainstream Data, Inc. and Telegea, Inc.
Education: M.B.A. in Investments, New York University, B.A. in Economics, Rutgers University
Shares in Investor: 10,000
Options in Investor: 0

Börje Ekholm
born 1963
New Investments, New York
Executive Vice President and member of the Management Group since 1997, employed in 1992
Investor-related assignments:
Chairman of b-business partners B.V.
Vice Chairman of WM-data AB
Director of AB Chalmersinvest and Tessera Technologies, Inc.
Education: M.B.A., INSEAD, Fontainebleau, M.Sc. in Engineering, Royal Institute of Technology, Stockholm
Shares in Investor: 20,296
Options in Investor: 0

Adine Grate Axén
born 1961
Corporate Finance and Equity Capital Markets
Managing Director and member of the Management Group since 1999, employed in 1994
Investor-related assignments: Director of The Grand Group AB, Hi3G Access AB and OMHEX AB
Education: M.Sc. in Finance and International Business, Stockholm School of Economics
Shares in Investor: 20,456
Options in Investor: 0

Lars Wedenborn
born 1958
Chief Financial Officer
Executive Vice President and member of the Management Group since 2000, employed in 2000
Investor-related assignments:
Chariman of Novare Holding AB
Director of The Grand Group AB and WM-data AB
Education: M.Sc. in Economics, Uppsala University
Shares in Investor: 30,000
Options in Investor: 0

Fredrik Hillelson
born 1962
Human Resources
Managing Director and member of the Management Group since 2000, employed in 1997
Investor-related assignments: Chairman of Novare Corporate Academy AB and SamSari AB
CEO of Novare Human Capital AB
Education: B.Sc. in Human Resources Management, University of Stockholm, Marine Officer, Royal Swedish Naval Academy
Shares in Investor: 2,700
Options in Investor: 0

See Note 3 for Management Group's holdings of employee stock options.

Administration Report

The Board of Directors and the President hereby present their report on the operations of Investor AB (publ), 556013-8298, for 2003, the company's eighty-seventh year of business. The following income statements, balance sheets, specifications of changes in equity, statements of cash flow, accounting principles and notes to the financial statements constitute an integral part of the annual report.

Fiscal Year 2003

Investor AB is an industrial holding company that is focused on committed ownership to create and maximize value for shareholders in the long term.

Investor's operations are conducted in the business areas Core Holdings, New Investments, Other Holdings and Other Operations.

Investor is listed on the Stockholm Stock Exchange, where the company's class A and class B shares are traded.

PARENT COMPANY

Operating income of the Parent Company amounted to SEK 1,739 m. (3,517). Net income for the year totaled SEK 129 m. (2,154). The decline was mainly due to lower capital gains on investments.

During the year a total of SEK 3,106 m. (8,302) was invested in financial assets, of which SEK 814 m. in Group companies (2,462). Sales of financial assets amounted to SEK 2,653 m. (8,977), of which SEK 471 m. (2,651) to Group companies. Investments and sales include capital contributions to/from Group companies.

On December 31, 2003, total assets of the Parent Company amounted to SEK 102,831 m. (95,681), of which SEK 52,121 m. (54,526) was shareholders' equity. Equity decreased primarily because of the dividend payment of SEK 2,608 m. to shareholders (4,219).

GROUP

Investor's net asset value (market value of total assets less total liabilities) and its change best reflect the Group's performance. On December 31, 2003, Investor's net asset value amounted to SEK 83,163 m. (62,869). During the year the net asset value increased by SEK 20,294 (-55,415) primarily because of changes in the surplus values of core holdings totaling SEK 23,584 m. (-46,651).

In this annual report, Investor's associated companies are reported in accordance with the equity method in the consolidated income statement and balance sheet, in contrast to last year, when the acquisition value method was used (see "Note 1 Accounting Principles" on page 55).

Consolidated operating income amounted to SEK 1,992 m. (2,670). Income after financial items totaled SEK 1,003 m. (1,925). The net result for the year was SEK -169 m. (-1,379). The decrease, compared with last year, was attributable mainly to lower capital gains on divestments.

Investments in financial assets amounted to SEK 4,243 m. (10,796). Sales of financial assets totaled SEK 4,621 m. (8,176).

On December 31, 2003, total assets of the Investor Group amounted to SEK 83,368 m. (77,907), of which SEK 49,139 m. (52,940) was shareholders' equity. Equity decreased primarily because of the dividend payment of SEK 2,608 m. (4,219) to shareholders.

At the close of the period, the Group's cash and short-term investments amounted to SEK 9,803 m. (5,361). Interest-bearing current and long-term liabilities totaled SEK 30,110 m. (21,525). The equity/assets ratio was 71 percent (72) and consolidated net debt amounted to SEK 20,493 m. (16,358), of which pension provisions accounted for SEK 186 m. (194). On December 31, 2003, net debt in relation to the market value of total assets was 20 percent (21).

INVESTMENT OPERATIONS

Core Holdings

Investor's core holdings include major listed companies in which Investor has a substantial ownership interest, or owns a substantial percentage of the voting rights, and is the leading, or one of the leading, shareholders in the company. The core holdings include ABB, AstraZeneca, Atlas Copco, Electrolux, Ericsson, Gambro, OMHEX, Saab AB, Scania, SEB and WM-data.

On December 31, 2003, the market value of core holdings totaled SEK 85,841 m. (63,304). The market value of all core holdings appreciated during the year, with Ericsson and SEB showing the largest increases in value. At year-end, the book value of core holdings was SEK 54,697 m. (55,744).

In 2003, a total of SEK 1,962 m. was invested in shares (4,749) and shares were sold for SEK 1,891 m. (2,995). Investments during the year consisted of 84,047,411 shares in ABB's new rights issue.

Shares that were sold during the year consisted of 41,853,616 shares in Ericsson for SEK 462 m., of which 7,785,616 shares were sold to Ericsson's newly appointed CEO for SEK 50 m. In addition, 2,000,000 shares in AstraZeneca were sold for SEK 667 m., 1,400,000 A-shares in SEB for SEK 145 m., 744,000 B-shares in Electrolux for SEK 114 m., 1,400,000 shares in OMHEX for SEK 121 m., 170,000 A-shares in Gambro for SEK 10 m. and 37,000 B-shares in WM-data for SEK 1 m. The sale of these shares had a marginal impact on Investor's ownership stake in the above-mentioned companies. In addition, Investor's holding in ABB's convertible bond was sold for SEK 371 m.

During the year Investor received dividends from core holdings amounting to SEK 1,665 m. (1,741). The decrease was related to the dividend from AstraZeneca, which was lower because of exchange rate changes.

New Investments

The New Investments business consists of venture capital and private equity investments within Investor Growth Capital, Investor Capital Partners – Asia Fund and EQT. The total amount of capital allocated to the New Investments portfolio, as decided by the Board of Directors, amounts to USD 3,000 m., corresponding to approximately SEK 21.8 bn. on December 31, 2003.

At year-end, the total market value of Investor's New Investments portfolio was SEK 12,745 m. (12,860). The decrease was attributable mainly to the fact that a larger number of divestments were made than investments in 2003.

A total of SEK 1,914 m. was invested in 2003 (4,364) and shares were sold for a total of SEK 2,364 m. (1,926). The book value of Investor's New Investments portfolio was SEK 10,798 m. (11,320).

Sales during the period generated capital gains totaling SEK 402 m. (464). Write-downs booked during the period totaled SEK 75 m. (1,483). All listed and unlisted holdings with an estimated market value less than the acquisition value were written down to the estimated market value. The average annualized return on investments during the period 1998-2003 met the minimum return requirement of 20 percent.

Investor Growth Capital

Investor Growth Capital's activities are focused primarily on expansion stage investments in growth companies in the healthcare sector in Europe and North America and in the technology sector in Europe, North America and Asia.

Investor's board has committed USD 1,800 m., corresponding to approximately SEK 13.1 m., to Investor Growth Capital.

Investor Capital Partners – Asia Fund

Investor Growth Capital – Asia Fund has committed capital totaling USD 322 m., corresponding to about SEK 2.3 bn. Investor's commitment to the fund amounts to USD 200 m., corresponding to approximately SEK 1.4 bn. on December 31, 2003, which Investor has also allocated to the fund.

EQT

EQT's investment activities are conducted in a number of funds with primarily outside capital. Advisory services are provided through EQT Partners, of which Investor is majority owner. The six EQT funds are EQT Scandinavia I, EQT Scandinavia II, EQT Denmark, EQT Finland, EQT Northern Europe and EQT Mezzanine. Investor's stake in these funds varies between 14 and 32 percent. The funds invest in companies in different industries with considerable potential for profitability improvement, growth and value creation. To this area of the New Investments business, the board has allocated USD 1,000 m., the equivalent of about SEK 7.3 bn. on December 31, 2003.

Other Holdings

Other Holdings include holdings that are not classified as core holdings or new investments. These holdings consist mainly of Hi3G Holdings AB and some investments in funds, such as RAM One.

On December 31, 2003, the book value of Other Holdings amounted to SEK 2,511 m. (2,661). The total market value of these holdings was SEK 2,924 m. (2,936) at year-end.

Hi3G

During 2003, Investor provided SEK 200 m. (1,090) to Hi3G and had contributed a total of SEK 1,648 m. (1,448) in capitalization as of December 31, 2003. Investor has also granted loans to Hi3G totaling SEK 1,800 m. (124).

Investor has a 40-percent stake in Hi3G. As reported earlier, the intention is to finance Hi3G over time with shareholders' equity and external project financing on an approximately 50–50 basis. Investor currently estimates that its capital contribution to Hi3G, in the form of shareholder's contributions, will total between SEK 4 bn. and SEK 5 bn., including the SEK 1,648 m. that has been invested to date (see also Note 21).

Other Operations

The business area includes Investor's active portfolio management activities, The Grand Group, Novare Human Capital and a number of real estate holdings.

On December 31, 2003, the book value of Other Operations amounted to SEK 986 m. (926) and the total market value was SEK 1,506 m. (1,480). Other Operations affected the Group's income by SEK –62 m. (246).

WORK OF THE BOARD OF INVESTOR AB

The board had nine members up to the Annual General Meeting on April 23, 2003. At the meeting, ten members were elected. The President is a member of the board. During 2003, the board had six regular meetings and three extraordinary meetings. Between meetings, the company, the chairman and other board members were in regular contact. Board members were also continuously provided with written information regarding the company's operations and other information of significance for the company. During the year, the board discussed the company's economic and financial position, among other business.

See page 37 for a more detailed description of the board's work.

RISKS AND RISK MANAGEMENT

Activities to manage and control risks in the business are carried out through a Finance and Risk Committee consisting of representatives from the board and management. The task of the Finance and Risk Committee is to recommend policies and limits to the board, ensure that established policies are updated and followed, and that substantial risks are reported to the board and management in an expedient manner.

See Note 32 for a more detailed description of Investor's risk exposure and risk management.

ENVIRONMENT

In Sweden, Investor does not conduct operations requiring environmental permits in accordance with environmental laws. Through board work in portfolio companies, Investor strives to ensure than environmental regulations are complied with, and that environmental considerations are taken into account.

CORPORATE SOCIAL RESPONSIBILITY (CSR)

During 2003, Investor established a team to explore how the company should deal with the question of Corporate Social Responsibility. Their analysis will be the basis for Investor's continuing activities in this area in 2004 and beyond.

TRANSITION TO REPORTING IN ACCORDANCE WITH IFRS

In accordance with future reporting requirements that listed companies in the EU will have to meet, Investor will adopt International Financial Reporting Standards (IFRS) as of 2005.

For this purpose Investor started a project in 2003 to identify, analyze and implement necessary changes. During the year the project identified and analyzed areas affecting Investor and developed proposals for changes in all significant areas.

Based on current knowledge, the most significant difference between current reporting principles and those of the IFRS is that Investor will report a large portion of financial assets and liabilities at fair value, instead of at the lower of acquisition value and fair value. Shareholders' equity in Investor's formal reporting will thereby be closer to Investor's net asset value (assets less liabilities at fair value), which is positive, considering that the net asset value and its change best reflect the company's performance.

FUTURE DEVELOPMENT

There are a number of factors in the business environment that are difficult to forecast and which affect Investor and its holdings. The economic climate in the world, the performance of stock exchanges and exchange rate changes are examples of such factors. Investor's organization continuously monitors and analyzes these factors and other parameters so the company can act in a suitable manner for the future. The judgment is that current developments in the business environment affect matters such as investment decisions and the scope of the organization's activities. Investment volumes have declined in the venture capital market during the past few years, while competition remains stiff for attractive investments. Investor's business concept and strategy remain firm and will also provide the platform for operations going forward.

SIGNIFICANT EVENTS AFTER THE END OF THE FISCAL YEAR

In February 2004, Investor sold 21,200,000 shares in AstraZeneca for approximately SEK 7 bn. After the sale, Investor's holds 63,465,810 shares corresponding to 3.75 percent of the votes and share capital.

In addition, it was announced in February that Investor intends to adapt the organization of its New Investments business to the current business climate. The organization and cost structure in Investor Growth Capital and related support functions are being reviewed to reduce costs. Measures are expected to lower costs by approximately SEK 75 m. Additional information, such as details about personnel changes and the restructuring reserve, will be provided in conjunction with the release of Investor's first quarter report for 2004.

PROPOSED EMPLOYEE STOCK OPTION PROGRAM

The Board of Directors proposes an employee stock option program for 2004 that covers all employees and is based on the same structure as the programs that have existed for all personnel since 2000.

The allocation of employee stock options to Investor's CEO and members of the Management Group is intended to change so that portions of employee stock options will be replaced by a share program that is being developed. The allocation of employee stock options to the CEO and Management Group members will thereby decrease in scope.

The strike price for the 2004 employee stock option program is SEK 84.70, calculated as the closing price of the Investor share on the first trading day after the release of Investor's Year-end Report for 2003 plus 10 percent. The term is seven years, during which the options will gradually become available over a three-year period.

As in the structure of previous employee stock option programs, the proposed program for 2004 will not result in the issue of new shares.

PROPOSED DISPOSITION OF EARNINGS

The proposed disposition of earnings is on page 80.

Parent Company Income Statement

SEK m.	Note	2003	2002
Holdings			
Dividends		1,734	1,867
Capital gains/losses and write-downs	2	359	2,019
Net income – Holdings		2,093	3,886
Other Operations			
Net sales		3	3
Net income – Other Operations		3	3
Operating costs		–357	–372
Operating income	3, 4, 5, 6	1,739	3,517
Results from financial items			
Result from participations in Group companies	7	–620	–391
Result from other receivables that are fixed assets	8	977	626
Interest income and similar income items	9	76	229
Interest expenses and similar expense items	10	–2,043	–1,827
		–1,610	–1,363
Income after financial items		129	2,154
Tax on net income for the year	11	–	–
Net income for the year		129	2,154

Parent Company Balance Sheet

SEK m.	Note	12/31 2003	12/31 2002
ASSETS			
Fixed assets			
Tangible fixed assets			
Equipment	5	20	20
Financial fixed assets			
Shares and participations in Group companies	12	15,384	15,661
Participations in associated companies	13	36,017	36,521
Other shares and participations	13	25,265	24,292
Receivables from Group companies		24,569	15,298
		101,235	91,772
Total fixed assets		101,255	91,792
Current assets			
Current receivables			
Accounts receivable – trade		2	1
Receivables from Group companies		1,352	3,782
Receivables from associated companies		1	–
Tax receivables		14	3
Other receivables		25	2
Prepaid expenses and accrued income	14	182	101
		1,576	3,889
Cash and bank balances		0	–
Total current assets		1,576	3,889
TOTAL ASSETS		102,831	95,681

Parent Company Balance Sheet

SEK m.	Note	12/31 2003	12/31 2002
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity	15		
Restricted equity			
Share capital		4,795	4,795
Statutory reserve		13,935	13,935
		18,730	18,730
Unrestricted equity			
Earnings brought forward	25	33,262	33,642
Net income for the year		129	2,154
		33,391	35,796
Total shareholders' equity		52,121	54,526
Provisions			
Provisions for pensions and similar commitments	16	118	129
Other provisions	17	514	548
Total provisions		632	677
Long-term liabilities			
Loans	18	29,432	17,321
Liabilities to Group companies		0	4,000
Total long-term liabilities		29,432	21,321
Current liabilities			
Loans	18	692	4,204
Accounts payable – trade		23	25
Liabilities to Group companies		18,931	13,990
Liabilities to associated companies		1	–
Other liabilities	19	43	49
Accrued expenses and prepaid income	20	956	889
Total current liabilities		20,646	19,157
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		102,831	95,681

Pledged assets			
For own liabilities and provisions:			
Bank deposits, bonds and other securities		331	224
Total pledged assets		331	224
Contingent liabilities			
Guarantees on behalf of associated companies	21	122	106
Other contingent liabilities		38	62
Total contingent liabilities		160	168

Parent Company Statement of Changes in Shareholders' Equity

SEK m.	Note 15	2003 Share capital	Statutory reserve	Unrestricted equity	Total equity
Closing balance as per balance sheet 12/31 2002		4,795	13,935	35,796	54,526
Effect of employee stock option programs (hedging, etc.)				74	74
Total changes in shareholders' equity that are not reported in the income statement				74	74
Net income for the year				129	129
Dividend to shareholders				–2,608	–2,608
Shareholders' equity 12/31 2003		4,795	13,935	33,391	52,121

SEK m.	Note 15	2002 Share capital	Statutory reserve	Unrestricted equity	Total equity
Closing balance as per balance sheet 12/31 2001		4,795	13,935	38,378	57,108
Merger difference				11	11
Effect of employee stock option programs (hedging, etc.)				–528	–528
Total changes in shareholders' equity that are not reported in the income statement				–517	–517
Net income for the year				2,154	2,154
Dividend to shareholders				–4,219	–4,219
Shareholders' equity 12/31 2002		4,795	13,935	35,796	54,526

Parent Company Statement of Cash Flows

SEK m.	Note 22	2003	2002
Cash flows from operating activities			
Dividends received		1,736	1,864
Operating costs		–344	–283
Cash flows from operating activities before net interest income/expense and income taxes		1,392	1,581
Interest received/paid		–1,064	–981
Income tax paid		–11	–
Cash flows from operating activities		317	600
Investing activities			
Stock portfolio			
Purchases, etc.		–2,295	–5,847
Sales		2,156	8,384
Other items			
Dividends from subsidiaries		1	–
Capital contribution paid to subsidiaries		–814	–2,462
Repayment of capital contribution from subsidiaries		471	745
Cash and cash equivalents in merged subsidiaries		–	132
Acquisition of tangible fixed assets		–5	–3
Cash flows from investing activities		–486	949
Financing activities			
Loans raised		12,661	8,488
Loans amortized		–2,928	–1,564
Change in short-term borrowings, net		–1,134	344
Change in intra-Group transactions		–5,822	–4,599
Dividends paid		–2,608	–4,219
Cash flows from financing activities		169	–1,550
Cash flows for the year		0	–1
Cash and cash equivalents, opening balance		0	1
Cash and cash equivalents, closing balance		0	0

Consolidated Income Statement

SEK m.	Note	2003	2002
Core Holdings			
Dividends		1,665	1,741
Capital gains/losses	2	468	2,530
Operating costs		–147	–152
Net income – Core Holdings		1,986	4,119
New Investments			
Dividends		108	69
Capital gains/losses and write-downs	2	327	–1,446
Operating costs		–286	–302
Net income – New Investments		149	–1,679
Other Holdings			
Dividends		60	149
Capital gains/losses and write-downs	2	–87	–106
Operating costs		–8	–8
Net income – Other Holdings		–35	35
Other Operations			
Net sales		663	630
Cost of goods and services sold		–661	–622
Net income, active portfolio management		40	349
Operating costs		–104	–111
Net income – Other Operations		–62	246
Groupwide operating costs		–46	–51
Operating income	3, 4, 5, 6, 26	1,992	2,670
Results from financial items			
Income from other receivables that are fixed assets	8	46	–
Interest income and similar income items	9	297	323
Interest expenses and similar expense items	10	–1,332	–1,068
		–989	–745
Income after financial items		1,003	1,925
Adjustment due to equity method	23	–364	–2,301
Income before tax		639	–376
Tax on net income for the year	11	–798	–994
Minority interest in net income for the year		–10	–9
Net income for the year	24	–169	–1,379
Earnings per share before and after dilution, SEK	25	–0.22	–1.80

Consolidated Balance Sheet

SEK m.	Note	12/31 2003	12/31 2002
ASSETS			
Fixed assets			
Tangible fixed assets			
Buildings and land	26	1,074	1,153
Equipment	5	256	269
		1,330	1,422
Financial fixed assets			
Participations in associated companies	13	35,049	37,421
Other shares and participations	13	32,975	32,275
Receivables from associated companies	27	1,800	124
Deferred tax receivables	28	96	66
Other long-term receivables	29	0	14
		69,920	69,900
Total fixed assets		71,250	71,322
Current assets			
Inventories of shares and participations	30	933	211
Current receivables			
Receivables from associated companies		1	1
Tax receivables		33	11
Other receivables		268	351
Prepaid expenses and accrued income	14	1,080	650
		1,382	1,013
Short-term investments	31	9,460	5,104
Cash and bank balances		343	257
Total current assets		12,118	6,585
TOTAL ASSETS		83,368	77,907

Consolidated Balance Sheet

SEK m.	Note	12/31 2003	12/31 2002
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity	15		
Restricted equity			
Share capital		4,795	4,795
Restricted reserves		22,200	22,100
		26,995	26,895
Unrestricted equity			
Unrestricted reserves	25	22,313	27,424
Net income for the year		–169	–1,379
		22,144	26,045
Total shareholders' equity		49,139	52,940
Minority interests		19	19
Provisions			
Provisions for pensions and similar commitments	16	186	194
Provisions for deferred tax	28	239	226
Other provisions	17	517	574
Total provisions		942	994
Long-term liabilities			
Loans	18	29,418	17,321
Total long-term liabilities		29,418	17,321
Current liabilities			
Loans	18	692	4,204
Liabilities to associated companies		1	–
Accounts payable – trade		54	58
Tax liabilities		53	253
Other liabilities	19	1,043	377
Accrued expenses and prepaid income	20	2,007	1,741
Total current liabilities		3,850	6,633
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		83,368	77,907

Pledged assets			
For own liabilities and provisions:			
Bank deposits, bonds and other securities		302	204
Total pledged assets		302	204
Contingent liabilities			
Guarantees on behalf of associated companies	21	121	105
Other contingent liabilities		1	1
Total contingent liabilities		122	106

Consolidated Statement of Changes in Shareholders' Equity

SEK m.	Note 15	Share capital	Restricted reserves	2003 Unrestricted equity	Total equity
Closing balance as per balance sheet 12/31 2002		4,795	14,227	30,323	49,345
Adjustment due to equity method			7,873	–4,278	3,595
Shareholders' equity 12/31 2002 in accordance with the equity method		4,795	22,100	26,045	52,940
Exchange rate differences, etc.				–1,099	–1,099
Effect of employee stock option programs (hedging, etc.)				75	75
Total changes in shareholders' equity that are not reported in the income statement				–1,024	–1,024
Transfers between unrestricted and restricted equity			100	–100	
Net income for the year				–169	–169
Dividend to shareholders				–2,608	–2,608
Shareholders' equity 12/31 2003		4,795	22,200	22,144	49,139

SEK m.	Note 15	Share capital	Restricted reserves	2002 Unrestricted equity	Total equity
Closing balance as per balance sheet 12/31 2001		4,795	14,213	33,978	52,986
Adjustment due to equity method			10,061	–1,641	8,420
Shareholders' equity 12/31 2001 in accordance with the equity method		4,795	24,274	32,337	61,406
Exchange rate differences, etc.				–2,355	–2,355
Effect of employee stock option programs (hedging, etc.)				–432	–432
Effect of reporting WM-data as an associated company				–81	–81
Total changes in shareholders' equity that are not reported in the income statement				–2,868	–2,868
Transfers between unrestricted and restricted equity			–2,174	2,174	
Net income for the year				–1,379	–1,379
Dividend to shareholders				–4,219	–4,219
Shareholders' equity 12/31 2002		4,795	22,100	26,045	52,940

Consolidated Statement of Cash Flows

SEK m.	Note 22	2003	2002
Cash flows from operating activities			
Core Holdings			
Dividends received		1,667	1,739
New Investments			
Dividends received		93	68
Other Holdings			
Dividends received		60	149
Active portfolio management, Other Operations and operating costs			
Payments received		20,642	35,922
Payments made		–21,345	–35,685
Cash flows from operating activities before net interest income/expense and income taxes		1,117	2,193
Interest received/paid		–930	–712
Income tax paid		–304	–254
Cash flows from operating activities		–117	1,227
Investing activities			
Core Holdings			
Purchases		–1,962	–4,749
Sales		1,866	2,995
New Investments			
Purchases, etc.		–2,108	–4,604
Sales		2,402	2,526
Other Holdings			
Purchases, etc.		–355	–1,682
Increase in long-term receivables		–1,630	–
Sales		316	3,256
Acquisitions of tangible fixed assets		–42	–54
Sales of tangible fixed assets		133	71
Cash flows from investing activities		–1,380	–2,241
Financing activities			
Loans raised		12,648	8,488
Loans amortized		–2,929	–1,564
Change in short-term borrowings, net		–1,134	344
Dividends paid		–2,608	–4,219
Cash flows from financing activities		5,977	3,049
Cash flows for the year		4,480	2,035
Cash and cash equivalents, opening balance		5,361	3,371
Exchange difference in cash and cash equivalents		–38	–45
Cash and cash equivalents, closing balance		9,803	5,361

Notes to the Financial Statements SEK m.

NOTE 1 Accounting principles

ACCOUNTING AND VALUATION PRINCIPLES

The Annual Report is prepared in accordance with the Swedish Annual Accounts Act. The company complies with the recommendations and statements of the Swedish Financial Accounting Standards Council.

Changed accounting principles

As of January 1, 2003, a number of new recommendations and statements issued by the Swedish Financial Accounting Standards Council came into effect. Their application had no effects on the opening balance of shareholders' equity and net income for the current year. However, requirements for disclosing information in the following new recommendations have been of significance when preparing this annual report:

- RR 22 Presentation of Financial Statements
- RR 25 Segment Reporting – Operating Areas and Geographic Areas
- RR 27 Financial Instruments: Disclosure and Presentation

As of January 1, 2004, RR 29 Employee benefits, is being applied. The adoption of this recommendation will not have any significant effects on the company's earnings and financial position.

CLASSIFICATION AND PRESENTATION

Income statement

Parent Company

The Parent Company income statement has been changed from the preceding year to enable better comparison with the consolidated income statement.

Group

The Consolidated Income Statement has been prepared in accordance with the equity method, which was previously reported in note form (see "Associated companies" below). Comparative figures have been adjusted accordingly. In addition, last year's income item "Net result New Investments and Other Holdings" is now divided up and reported separately for each business area.

Balance sheet

Fixed assets, long-term liabilities and provisions consist basically of amounts that are expected to be recovered or settled after 12 months from the balance sheet date. Current assets and current liabilities consist mainly of amounts that are expected to be recovered or settled within 12 months from the balance sheet date.

In accordance with RR 16, some of the figures reported last year in the item "Accrued expenses and prepaid income" have been reclassified as "Other provisions".

SEGMENT REPORTING

The business areas Core Holdings, New Investments, Other Holdings and Other Operations constitute the primary format for reporting the Group's operations by segment. The internal reporting structure is based on a corresponding format, which is why the business areas are the most appropariate primary reporting format to use. No segment reporting based on geographic areas is presented because it is difficult to find a basis for dividing up operations geographically that would provide meaningful information. Geographic areas are not used for internal reporting purposes either .

CONSOLIDATED FINANCIAL STATEMENTS

Subsidiaries

The consolidated financial statements include the Parent Company and all subsidiaries in and outside Sweden. Subsidiaries are companies in which the Parent Company directly or indirectly owns more than 50 percent of the voting rights for the shares, companies in which the Parent Company owns participations and has the power to appoint or remove the majority of the members of the board, or in which the Parent Company otherwise exercises control. The consolidated financial statements are prepared in accordance with the purchase method, in which assets and liabilities in acquired subsidiaries are booked at fair value, based on an analysis conducted at the time of acquisition. If the acquisition value of shares in a subsidiary exceeds the fair value of the company's net assets, according to the acquisition analysis, the difference is regarded as goodwill arising from an acquisition and is systematically amortized over the useful life. Accordingly, only income arising after the acquisition date is included in consolidated shareholders' equity. Companies acquired during the year are included in consolidated income with values relating to the period after their acquisition. Income of subsidiaries sold during the year is included in consolidated income for the period the companies are members of the Group. Minority interest is reported as minority share in net income and shareholders' equity. Intra-Group profits and transactions are eliminated.

In the New Investments business, there are holdings in which Investor owns more than 50 percent of the voting rights carried by the shares, which have not been consolidated . This is because the holdings are only owned for the purpose of selling them, either partly or in their entirety, within the near future and Investor's control over these companies is therefore only temporary. These holdings are reported in accordance with the acquisition value method.

Associated companies

Holdings in associated companies – which are companies in which the owning company exercises significant influence over the associated company's operational and financial control, and in which the ownership represents part of a permanent obligation – are reported in the

NOTE 1 cont'd Accounting principles

consolidated income statement and balance sheet in accordance with the equity method. When accounting in accordance with the equity method, the book value of shares in associated companies in the consolidated financial statements corresponds to the Group's share of shareholders' equity in the associated companies and any residual value of consolidated surplus values and values less than book value. In a note to the consolidated income statement, the Group's share of the income after financial income and expenses of associated companies, adjusted for any impairment or liquidations of acquired surplus values or values less than book value, is reported as "Share in results of associated companies". Shares in earnings after the acquisition of associated companies, which have not yet been realized through dividends, are allocated to the equity method reserve, which comprises part of the Group's restricted equity.

Due to the nature of its business activities, Investor has chosen to report all adjustments attributable to equity method accounting, with the exception of tax, in a single line in the income statement, with a specification of the items it includes in a note. The Group's share of the reported taxes of associated companies is included in the Group's tax expenses.

In the New Investments business, there are holdings in which Investor owns more than 20 percent of the voting rights carried by the shares, but which are not reported as associated companies in accordance with the equity method since the holdings have been acquired only for the purpose of divesting them within the near future, or because information needed to prepare the reporting in accordance with the equity method cannot be obtained without undue expense or within a reasonable amount of time. These holdings are reported in accordance with the acquisition value method.

Foreign subsidiaries

All foreign subsidiaries have been classified as independent units whereby the income statements and balance sheets of these companies are translated into Swedish kronor in accordance with the current rate method. In the current rate method, assets and liabilities are translated at exchange rates on the balance sheet date, while income and expenses are translated at average exchange rates for the year. Arising translation differences are reported directly in shareholders' equity. When a foreign subsidiary is divested, accumulated exchange rate differences attributable to the company are realized in the consolidated income statement after deduction for any currency hedging.

Group contributions and shareholders' contributions

In accordance with a statement from the Swedish Financial Accounting Standards Council, shareholders' contributions are charged directly against shareholders' equity by the receiver and are capitalized in shares and participations by the giver, to the extent that no impairment is required.

Group contributions to minimize the Group's total tax are charged directly against earnings brought forward after deduction for their current tax effect.

Mergers

Mergers have been reported in accordance with BFNAR 1991:1 "Merger of a wholly owned subsidiary". The consolidated value method has been applied, in which the assets and liabilities of the merged subsidiaries are reported at the values they had in the consolidated financial statements. There were no mergers in 2003.

GENERAL VALUATION PRINCIPLES

Assets, provisions and liabilities are valued at the acquisition value, unless stated otherwise below.

Intangible and tangible fixed assets

Goodwill

Goodwill has arisen in connection with the acquisition of associated companies that is reported in accordance with the equity method and is thus included in the balance sheet item "Shares and participations in associated companies".

Buildings and equipment

Buildings and equipment are reported at acquisition values with deduction for depreciation and with the exception of any revaluations that are permitted under special circumstances in accordance with Swedish accounting principles.

Recognition and derecognition in the balance sheet are based on the transfer of economic risks and benefits associated with the asset in question. Regarding buildings and land, the contract dates normally comprise the basis for recognition or derecognition of assets in the balance sheet.

Expenses for value-enhancing improvements are added to the acquisition value of the asset in question. Other additional expenses, such as repairs and maintenance, are reported as costs for the period they arise in.

Depreciation principles for fixed assets

Depreciation according to plan is based on the acquisition value of the assets with deduction for the estimated residual value. Depreciation is calculated with the straight-line method over the estimated useful life of the assets.

NOTE 1 cont'd Accounting principles

The following periods are used:

Buildings	50 years
Equipment and computers	3–10 years
Goodwill	10 years

The amortization period for goodwill is ten years since it is attributable to holdings that are judged to be of long-term strategic value. Amortization of goodwill is included in "Results from shares in associated companies" (see "Note 23 Adjustments due to the equity method").

Impairment of assets

Carrying amounts for the Group's fixed assets are reviewed on each balance sheet date to determine if there is any indication that the assets may be impaired (regarding financial fixed assets, see "Holdings of securities and financial instruments" below). If any such indication exists, the recoverable amount of the asset is estimated at the higher of its value in use and net selling price. Any impairment loss is recognized if the recoverable amount is less than the carrying amount. The impairment loss is charged against income for the period.

The value in use is calculated by discounting future cash flows at an interest rate before tax that corresponds to the market's evaluation of the risk-free interest rate and risk associated with the specific asset.

When calculating the recoverable amount of listed shares in associated companies, Investor makes a collective evaluation, taking into account the share price on the balance sheet date and factors that can increase or reduce the value of the item as a whole. Examples of such factors include the effect that a control position is estimated to have and the valuations of the holdings (in accordance with accepted methods) that Investor makes.

An impairment loss is reversed if the conditions that were used as a basis for the impairment loss have changed. An impairment loss is only reversed to the extent that the carrying amount of the asset does not exceed the carrying amount that should have been reported, net of depreciation, if no impairment loss should have been recognized for the asset in prior years.

An impairment loss for goodwill is usually not reversed.

Receivables

Based on individual valuations, receivables are booked at anticipated payment amounts.

Receivables and liabilities in foreign currency

Receivables and liabilities in foreign currency are translated at exchange rates on the balance sheet date. Exchange rate differences in current receivables and liabilities are included in operating income, while differences in financial receivables and liabilities are booked among financial items. Receivables and liabilities hedged by forward contracts are valued at the agreed forward rates.

Holdings of securities and financial instruments

Shares and participations

For the valuation principles for participations in associated companies and susidiaries, see "Impairment of assets" above.

Core Holdings

Core holdings that are not associated companies are valued in accordance with Recommendation No. 12 of the Swedish Institute of Authorized Public Accountants (FAR), in which holdings are valued collectively, when they are considered as a portfolio, at the lower of acquisition value and fair value. Fair value is determined on the basis of each holding's share price on the last business day of the reporting period.

New Investments

New investments are reported item by item at the lower of acquisition value and fair value.

The valuation of the fair value of listed holdings is based on the share price of each company on the last business day of the reporting period. Since the liquidity of these shares might be low, and there might be limitations to the disposal rights to the shares, generally called lockup periods, when the owning company has a commitment towards a third party not to divest the holding during a limited period of time, the share price is valued less 10 or 20 percent in the valuation.

For unlisted holdings, Investor uses a valuation method in which the holdings are valued at acquisition cost, less any impairment loss. The valuation, and any need for impairment, is determined each quarter on the basis of the market's development and the performance of each company in relation to its plan and budget.

Unlisted holdings in funds are valued on the basis of the underlying value of the holdings at the lower of acquisition cost and fund manager's valuation. Listed holdings are valued as described above. For funds in which Investor has a holding of less than 10 percent, or is inactive in the fund's activities, the main rule is that Investor uses the valuation that the fund manager makes of all holdings in the fund. However, the fund is never valued higher than Investor's acquisition cost. If Investor's evaluation is that the fund manager's valuation has not given sufficient consideration to factors that can negatively affect the holdings, the value may be written down.

NOTE 1 cont'd Accounting Principles

Other holdings of shares and participations

Other holdings of shares and participations classified as fixed assets are reported at the lower of acquisition value and fair value. Impairment is calculated item by item to the extent permanent declines in value are estimated to have occurred.

Fair value is determined on the basis of each holding's share price on the last business day of the reporting period. For unlisted holdings, fair value is determined on the basis of the market's development and the performance of each company in relation to its plan and budget. Unlisted holdings in funds are valued at the lower of acquisition cost and the fund manager's valuation.

Shares held as current assets

Holdings of shares, participations and other securities (forward contracts, options, etc.) classified as current assets are reported as inventories. Shares on loan are reported as other current liabilities up to the repurchase date, when they are recognized as income. Valuation is made in accordance with the portfolio method at the lower of acquisition value and fair value.

The fair value is determined on the basis of each holding's listed value on the last business day of the reporting period.

Short-term investments

Short-term investments are valued at the lower of acquisition value and fair value.

The fair value is based on official market prices on the balance sheet date, or generally accepted methods, in which future cash flows are discounted with market interest rates corresponding to the remaining term.

Financial liabilities

Financial liabilities are reported at the accrued acquisition value. In cases when derivative instruments have been used to control exposure against fluctuations in exchange rates, the underlying liability is valued at the exchange rate according to the derivative.

The fair value is based on market prices and generally accepted methods, in which future cash flows have been discounted with the market interest rates corresponding to the remaining term. Loans in foreign currency are translated at the rate on the balance sheet date.

Derivative instruments

Derivative instruments consist of interest rate swaps, cross-currency interest rate swaps, forward contracts and options. The method for reporting these derivative instruments varies, depending on their purpose (see "Note 32, Risk exposure and risk management"). Derivatives are classified and reported as follows:

On the acquisition date, the derivative instrument is classified either as a hedge of an asset or liability, a hedge of a net investment, a hedge of a future transaction, or as a derivative instrument that is not used for the purpose of hedging a risk.

Hedge accounting is applied for items in which the derivative has a correlation to the hedged item and has financial effects that counteract those that arise through the position that is hedged.

Interest rate swaps and cross-currency interest rate swaps

Amounts that are to be paid or retained as a result of interest rate swaps and cross-currency interest rate swaps are reported on an ongoing basis as interest income or interest expense. Any paid/received premium in connection with the swap contract is reported as interest and is distributed over the term of the contract.

The fair value is based on market prices and generally accepted methods, in which future cash flows have been discounted with current interest and allocated over the remaining term (see also "Note 18 Short-term and long-term loans").

Forward contracts

Forward contracts are normally not booked until they are due or closed. However, an unrealized loss is booked if the fair value of the contract is negative on the balance sheet date. The difference between the spot rate and forward rate of forward contracts is reported as interest and allocated over the term of the contracts.

The fair value is determined as the difference between the rate according to forward contracts and the rate on the balance sheet date (see also "Note 13 Shares and participations" and "Note 30 Inventories of shares and participations").

Options

On the acquisition or exercise date, the option premium is reported as a receivable/liability in the balance sheet.

When an option is exercised, the premium and exercise amount are reported as the acquisition value of the acquired instrument or sales proceeds from the disposal, respectively.

When an option is offset or expired, and it is not associated with the acquisition or disposal of the underlying instrument, financial income/expense is reported.

If the fair value of an option is less than the carrying amount on the balance sheet date, an unrealized loss is booked.

The fair value of listed options is based on market prices. The fair value of unlisted options is based on market prices for similar instruments (see also "Note 13 Shares and participations" and "Note 30 Inventories of shares and participations").

Hedging of transactions in foreign currency

When hedging transactions in foreign currency, the transaction is reported at the contracted forward rate.

Hedging of investments in foreign currency

Changes in the value of derivatives used to hedge investments in foreign currency are taken into account in the fair value of the investments. The carrying amount can be affected by a currency hedge since

NOTE 1 cont'd Accounting principles

the need for impairment is determined on the basis of a comparison between the carrying amount and fair value. When a derivative instrument is due, the accumulated change in value is retained in the fair value and is then transferred, as the hedged holdings are divested, to realized capital gains/losses.

Hedging of net investments in foreign subsidiaries
Changes in the value of derivative instruments that are used to hedge net investments in foreign subsidairies are reported on an ongoing basis in shareholders' equity against exchange rate differences arising from the translation of the accounts of foreign subsidiaries. When the derivative instrument is due, the accumulated change in value is retained in shareholders' equity until the subsidiaries are sold or discontinued. The change in value due to hedging measures is then reported in income.

Employee benefits
"Note 3 Employees, payroll costs and information concerning benefits for senior executives" has been prepared in accordance with BFN 4 of the Swedish Accounting Standards Board (BFN), and the recommendations and statements of the Swedish Industry and Commerce Stock Exchange Committee (NBK), in which the salaries and compensation of corporate officers reported under the heading "Board and President" are only included to the extent that they comprise compensation for the role as corporate officer.

The table "Expensed wages, salaries, board of director fees and other compensation, as well as social security costs" includes all payroll expenses for Novare, The Grand Group and EQT. These items are shown under the headings "Cost of goods and services sold" and "Operating costs" in the consolidated income statement.

The company's pension plans are either defined benefit pension plans or defined contribution plans. Obligations in a defined benefit pension plan are determined by an actuarial calculation based on a number of actuarial assumptions. In a defined contribution plan, a contribution is determined for the period the services are carried out. The cost of a pension in a defined contribution plan is therefore known and the companies have no other commitment than to pay the contribution.

Parent Company and the Group's subsidiaries in Sweden
Defined benefit pension plans
The companies apply "Recommendation No. 4, Reporting of Pension Liabilities and Pension Costs" of the Swedish Institute of Authorized Public Accountants (FAR).

The companies have established defined benefit pension plans. The commitments of the companies to pay pension in the future therefore have a capital value. The capital value is the present value of the companies' obligations to pay pension in the future and has been calculated on an actuarial basis, based on actuarial assumptions. Pension levels on the balance sheet date are the basis for calculating the capital value. Pension obligations are reported in the balance sheet under the heading "Provisions for pensions and similar commitments". A note to the balance sheet provides information about the portion of provisions covered by the Swedish law on safeguarding pension commitments ("Tryggandelagen"). Pension costs for the year are charged against operating income.

Defined contribution pension plans
The companies' commitment for each period consists of the amounts the companies will contribute for the actual period. Consequently, no actuarial assumptions are required to calculate the commitment or cost.

The Group's foreign subsidiaries
The Group's foreign subsidiaries and associated companies apply generally accepted accounting principles for pensions in their respective countries. Earned pension rights are reported on an ongoing basis as a cost. These calculated costs and provisions have been included in the consolidated financial statements and have been charged against operating income.

Taxes
The Group's total tax charge consists of current tax and deferred tax. Current tax is tax that must be paid or received and refers to the current year. Current tax also includes adjustments of current tax attributable to earlier periods.Deferred tax is based on the difference between the taxable and accounting value of assets and liabilities, and deductions for loss-carry-forwards. If the calculations yield a deferred tax receivable, the receivable is booked as an asset only to the extent to which it is expected to be realized. Deferred tax is estimated in accordance with current tax rates. The taxes are reported in the income statement, except when the underlying transaction is charged directly against shareholders' equity, whereby the associated tax effect is reported in shareholders' equity.

Provisions (with the exception of deferred tax)
A provision is reported in the balance sheet when there is a formal or informal commitment as a consequence of an event for which it is probable that an outflow of resources will be needed to settle the commitment and when a reliable estimate of the amount can be made.

Employee stock options
Any possible effects of an increase in Investor's share price, compared with the strike price for each employee stock option program, which are not covered by hedge contracts at the beginning of the year, are charged directly against stockholders' equity. The corresponding liability item is reported under "Provisions".

Social security costs for employee stock options are reported in the income statement.

NOTE 1 cont'd Accounting principles

Hedge contracts for employee stock options

Continuous financing costs for hedge contracts are reported in the income statement, while the possible effect of declining Investor share prices, compared with the values of hedge contracts at the beginning of the year, are reported directly against shareholders' equity. The corresponding liability item is reported under "Provisions".

Contingent liabilities

A contingent liability is reported when there is:

– a possible commitment originating from events that have occurred and whose existence is confirmed only by one or more uncertain future events, which are not completely in the company's control, will occur or not occur, or

– a commitment originating from occurred events but which is not reported as a liability or provision since it is not likely that an outflow of resources will be required to settle the commitment, or that the extent of the commitment cannot be calculated with sufficient certainty.

Revenues

Revenues consist mainly of capital gains on the sale of securities and dividends. Revenues are reported in the income statement when it is probable that economic benefits associated with the transaction will flow to the company and the amount of benefits can be measured reliably. Revenues are measured in the fair value of the consideration received or receivable. A dividend is recognized when the right to receive a payment is established.

Operating costs

Operating costs refer to costs of administrative nature, such as payroll costs, rental charges, travel expenses, consultant costs, etc.

Income from financial items

Net financial items consist of interest on liabilities, including pension provisions, interest income from receivables, exchange gains/losses on financial receivables and financial liabilities, and the interest component in currency hedging instruments. In the Parent Company, net financial items also include dividends on subsidiary shares. Interest payments on currency swaps are reported net. Interest income on receivables and interest expense on liabilities include discounts, premiums and transaction costs, which are allocated over the term of the underlying instrument.

Fees and reimbursements of costs for auditors

When evaluating if an assignment carried out by the company's auditors is to be considered as an auditing assignment or other type of assignment, the company applies the definition used in the guidance of the Swedish Institute of Authorized Public Accounts (FAR) for annual reports of stock corporations.

Loan costs

Costs for loans are charged against income for the period they are related to, regardless of the way the borrowed funds were used.

Leasing

There are no finance leases in the Group. Operating leases are of non-material nature and are therefore not specified in notes.

Capital gains/losses — NOTE 2

	2003	2002
Parent Company		
Capital gains	548	2,341
Capital losses	–259	–994
Write-downs	–42	–65
Reversed write-downs	113	746
Other	–1	–9
Total	**359**	**2,019**
Group		
Core Holdings		
Capital gains	649	2,530
Capital losses	–181	–
Total, Core Holdings	**468**	**2,530**
New Investments		
Capital gains	1,370	521
Capital losses	–934	–191
Write-downs	–2,221	–2,951
Reversed write-downs	2,146	1,277
Other	–34	–102
Total, New Investments	**327**	**–1,446**
Other Holdings		
Capital gains	12	214
Capital losses	–101	–897
Write-downs	–94	–72
Reversed write-downs	95	649
Other	1	–
Total, Other Holdings	**–87**	**–106**

NOTE 3 Employees, payroll costs and information concerning benefits for senior executives

PERSONNEL

The average number of employees in Investor's investment activities totaled 230 (248) in 2003, of whom 175 (199) in wholly owned investment units and 55 (49) at EQT. The Investor Group had an average of 629 employees (637), of whom 399 (389) in The Grand Group, distributed among 330 (314) men and 299 (323) women. Information about the distribution of employees and paid salaries, other compensation and social security fees is shown in the table on page 65.

Absenteeism due to illness in Investor (as a percentage of work time, Parent Company and wholly owned subsidiaries in Sweden within investment activities) was 3.64 percent (women 3.79 percent and men 3.49 percent; 41.4 percent of absenteeism due to illness refers to a continuous period of 60 days or more). Absenteeism due to illness for employees under the age of 29 was 6.42 percent, 3.20 percent for age 30-49 and 3.53 percent for employees over 50 years of age.

COMPENSATION

In accordance with the recommendations concerning information about benefits for senior executives issued by the Swedish Industry and Stock Exchange Committee (NBK), the following information is being provided in the text and tables below. Since the recommendations are to be applied by companies whose shares are quoted on the stock exchange in Sweden, the information is primarily about senior executives in Investor AB. Since the general principles described here also encompass other employees in Investor's wholly owned investment companies, information is also being provided about these units.

Based on NBK's recommendations, Investor defines senior executives as "top management" and "other senior executives" in the company at year-end.

"Top management" is defined as:
- the Chairman of the Board (Claes Dahlbäck),
- board members not employed by the company who receive special compensation in addition to the fee received for board duties (Björn Svedberg), and
- the Chief Executive Officer and President (Marcus Wallenberg).

"Other senior executives" refers to other employed executives in the company's management than those who are members of top management. In Investor's case, other senior executives include the following five employees who comprise the company's Management Group together with the President:
- Adine Grate Axén, Börje Ekholm, Henry E. Gooss, Fredrik Hillelson and Lars Wedenborn.

Compensation Committee

Investor's Compensation Committee is appointed each year by the board. In 2003, the committee's members consisted of board members Claes Dahlbäck (chairman), Peter D. Sutherland and Anders Scharp. The main purpose of the committee is "to enable an independent and thorough review of all aspects of Investor's compensation program and to make decisions about executive compensation in the company."

The Compensation Committee receives information for decision-making and views from the President, the CFO and head of Human Resources, among others. The committee also obtains views, reports and information for decision-making from external advisers for the purpose of securing access to current reference material. Internal and external information and data used for decision-making purposes help ensure that Investor's compensation program is ethical and in accordance with market conditions in the both the company's and employees' perspective.

In 2003, the committee had three meetings during which minutes were taken. The committee's basic work and decision-making process are as follows:
- Questions concerning all compensation for the President and the variable long-term incentive programs (employee stock option programs) for the company are submitted to the board for decision.
- Other compensation issues are decided by the committee and reported to the board afterwards.

Compensation policy

Investor strives to offer compensation in line with market conditions that makes it possible to recruit senior executives and other employees and retain them in the company.

The principles for compensation for Investor's employees are:
- that compensation is in line with market conditions
- to ensure that shareholders and employees have a similar view and perspective with regard to the company's long-term operations,
- to enable a clear connection between compensation and the long-term performance of Investor and the company's net asset value,
- to ensure that employees in Investor's different activities receive compensation that is competitive and in line with market conditions. Here, it must be taken into account that Investor conducts different types of investment activities in a number of countries where compensation practices differ,
- that compensation is based on such factors as work responsibilities, competence, experience, position and performance. Investor AB is an equal opportunity employer and does not unlawfully discriminate on the basis of race, gender, ethnic background, national origin, age, disability, sexual preference, or any other protected status, and
- that the proportion between basic salary and variable salary is to be based on the employee's position and tasks.

For the entire organization Investor applies the "grandfather principle" with regard to recruitment and compensation. This principle means that, when a new employee is to be recruited, every manager's superior is always to be informed about the recruitment and is to approve it and the new employee's compensation.

NOTE 3 cont'd Employees, payroll costs and information concerning benefits for senior executives

Compensation program

Investor conducts different types of investment activities in markets in Asia, Europe and North America. Investor therefore competes for personnel against companies that offer different types of compensation programs and compensation levels. Investor's compensation for senior executives, as well as for other employees, takes this into consideration. Compensation consists of the following components:

- basic salary,
- variable salary,
- variable long-term incentive programs,
- pension, and
- other compensation.

A fee is paid to board members in accordance with a decision made by the Annual General Meeting. No special fee is paid to members of the Compensation Committee. In addition to compensation from Investor, the President and members of the Management Group receive board fees from core holdings in which they are board members.

Basic salary

The same principle for basic salary is applicable to all Investor employees in which salaries are reviewed annually, with the exception of basic salary for Management Group members which is reviewed every other year. Any adjustment to an employee's basic salary is usually effective January 1. The annual review of basic salary takes into account the employee's performance, any changes to his or her areas of responsibility, the company's development and salary trends in the market. In cases when the person's areas of responsibilities change considerably during the year, basic salary can be reviewed on those occasions.

Variable salary

The majority of Investor's employees have a variable salary. The variable portion of salary differs between areas of operation and amounts to between 0 and 80 percent of basic salary for the President and other senior executives. For other employees variable salary ranges between 0 and 50 percent of their basic salary, although for a very limited number of key personnel, the variable portion of salary can be between 0 and 100 percent of their basic salary. In cases when the President decides that a person in the company has made an exceptional contribution during the year, he can award an additional variable salary. However, this additional variable salary has to be specifically approved by Investor's Compensation Committee.

When an additional variable salary is awarded, the variable portion of salary can, in individual cases, exceed 100 percent of the employee's basic salary.

Quantitative and qualitative goals must be reached in order to receive variable salary. The focus of the goals for the President are set each year in a dialog between the President and the Chairman. The specific goals for the President are proposed by the Compensation Committee and are later approved by the board. The development of Investor's net asset value, and specific tasks that can vary from year to year, can constitute the basis for the President's variable salary.

The President sets the goals for Investor's Management Group. Goals for other employees are established by each employee's manager. Variable salary is decided in accordance with the "grandfather principle".

The following principle was adopted for distributing any variable portion of salary for 2003:

- 25 percent of any variable salary was based on positive growth in Investor's net asset value during the year,
- 25 percent of any variable salary was based on the results of a business area's or department's specific performance, and
- 50 percent of any variable salary was based on the employee's personal performance.

Example: For an employee with a possible variable salary of 20 percent, 5 percentage points is derived from growth in Investor's net asset value, 5 percentage points from the performance of the employee's department and the remaining 10 percentage points are based on fulfilling personal goals.

Variable long-term incentive programs

Employee stock option programs

In 1998, Investor's board approved the launch of an annual, recurring employee stock option program[1] based on shares in Investor AB. The programs have encompassed all employees since 2000. The employee stock option programs do not cover board members.

In the employee stock option programs, Investor issues call options giving the option holder the right to purchase an equivalent number of shares at a predetermined price. The employee stock options are granted free of charge. In general, the options can only be exercised during the time the holder is employed with the company, with the exception of former employees who have a board assignment in the Investor Group.

The Compensation Committee decides the number of employee stock options that will be granted each year. The principle is that the number of allocated options shall be in proportion with the current total payroll of the company. The Management Group then decides how the options will be distributed between each business area, after which each business area manager determines the number of options that each department should receive. In the final stage, each department manager evaluates and decides how the options will be distributed to each employee. The number of options allocated to each employee does not have to be in proportion to the employee's salary – they are awarded on a discretionary basis.

In accordance with the above, Investor's board has approved the issue of employee stock options from 1998 to 2003. The number of outstanding employee stock options totals 9,383,582 (including the 2003 program) corresponding to 1.2 percent of the number of outstanding shares in Investor, which totaled 767,175,030 on December 31, 2003. The exercise period for each program is seven years.

The value of the employee stock options issued between 1998 and 2003 has been calculated in accordance with Black & Scholes valuation model for stock warrants. The value of an option has been calculated on an assumed volatility of 20–30 percent. When establishing the volatility, special limitations to the exercise rights for employee stock options are taken into account.

1) Employee stock option refers to a commitment in accordance with Chapter 10, Section 11, paragraph 2 of the Swedish Income Tax Law.

NOTE 3 cont'd Employees, payroll costs and information concerning benefits for senior executives

1998

Options issued in 1998 refer in their entirety to the President that year and were granted in connection with the conversion to a defined-contribution pension plan.

1999

The options that were issued in 1999 can be divided into two different programs. One program refers to the options that were granted senior executives in connection with the conversion to a defined-contribution pension plan. The granting of these options was of a one-time character. The other program pertains to options for around 15 other senior executives. These persons were granted a number of options whose calculated theoretical value (see "Summary of terms for employee stock option programs" table) corresponded to 10–60 percent of basic salary.

2000, 2001, 2002 and 2003

For these four years, the issued options refer in their entirety to one program which covers all personnel and replaces an earlier bonus program that was linked to the performance of Investor shares in relation to the OMX index. The total number of employee stock options for allocation is determined on the basis of the current payroll of the company. For senior executives, a number of options were issued whose calculated theoretical value corresponds to 10–70 percent of basic salary. For other employees, the stock options were allocated as of 2002 based on a pool of options that was allocated on a departmental basis, which each department manager distributed among his or her employees based on individual assessment. The strike price for employee options in the 2000–2003 programs was set at 110 percent of the share price the day after Investor's year-end report was released. The value of options granted in 2003 amounted to approximately 14 percent of Investor's total payroll.

Hedge contracts for employee stock options

Investor's policy is to protect the company against costs that might arise in connection with an increase in Investor's share price. A decrease in Investor's share price, under the average hedge price, results in an unrealized change in value that is reported on a continuous basis as a provision and adjustment item under shareholders' equity. The average share price in the hedge contracts is SEK 119.31. Furthermore, the hedging solution also means that the employee stock option programs do not affect the number of outstanding shares in Investor. Continuous costs for these hedge contracts in 2003 amounted to SEK 15 m. (1) (see also "Note 1 Accounting Principles").

No new hedge contract was entered into for the 2003 employee stock option program because previous hedges are estimated to also cover the options granted for this year. The basis for this evaluation consists of a combination of factors: there is less probability that some of the older options will be exercised within seven years and the number of options that can be exercised has decreased, compared with the the number of allocated options that constitute the basis for the evaluation. The unrealized change in the value of hedge contracts has been reported as a change in stockholders' equity amounting to SEK 75 m. (–432). To the extent that Investor's share price is lower than the hedge price, any negative effects on cash flow would not arise until an exercise of options takes place or when the seven-year employee stock option programs mature.

Summary of terms for employee stock option programs

Year issued	Number of granted options	Exercised options	Overdue options	Number of options at year-end	Percentage of total outstanding shares	Vested options[8]	Theoretical value[9]	Strike price	Maturity date	Vesting period (year)	Holder[10]
1998	784,000	0	0	784,000	0.10%	784,000	22.25	103.13	2005-12-31	5[1]	SE
1999	2,197,948[2]	0	0	2,197,948	0.29%	2,197,948	22.25	103.13	2005-12-31	3	SE
1999	651,680[3]	0	54,856	596,824	0.08%	596,824	17.50	93.00	2006-02-11	3	SE
2000	398,528[4]	0	44,410	354,118	0.05%	354,118	38.73	136.40	2007-02-11	3[5]	SE
2000	387,401	0	143,000	244,401	0.03%	244,401	38.73	136.40	2007-02-11	3[5]	OE
2001	609,900[6]	0	98,300	511,600	0.07%	341,033	31.83	153.00	2008-02-11	3[5]	SE
2001	566,200	0	177,600	388,600	0.05%	259,041	31.83	153.00	2008-02-11	3[5]	OE
2002	389,000[7]	0	0	389,000	0.05%	129,654	18.08	121.55	2009-02-11	3[5]	SE
2002	795,750	0	37,600	758,150	0.10%	252,691	18.08	121.55	2009-02-11	3[5]	OE
2003	1,081,000[11]	0	0	1,081,000	0.14%	0	8.21	52.50	2010-02-11	3[5]	SE
2003	2,606,436	0	528,495	2,077,941	0.27%	0	8.21	52.50	2010-02-11	3[5]	OE
Totalt	10,467,843	0	1,084,261	9,383,582		5,159,710					

1) The options can be exercised January 1, 2004 at the earliest.
2) Of which, 458,936 were issued to the President.
3) Of which, 154,284 were issued to the President.
4) Of which, 77,459 were issued to the President.
5) One-third of the number of issued options is considered to be earned during each of the three years immediately following the year the options were issued. This means, that of the options issued in 2000, one-third can be exercised after February 12, 2001. For options issued in 2001, one-third can be exercised after February 12, 2002. If employment ceases before the options are earned, the granted number of options will be pro-rated and the options must be exercised within three months after employment ceases. As of the 2002 option program, the exercise period has been extended 12 months if a holder has been employed more than four years.
6) Of which, 110,000 were issued to the President.
7) Of which, 193,600 were issued to the President.
8) Vested options refers to the number of options that have been fully earned (see also footnote 5 above).
9) The value of granted options on the allocation date is based on a theoretical value calculated with the Black & Scholes model. Due to the special terms of the options with regard to the period they are earned and the exercise period, the volatility parameter has been adjusted to take this into account.
10) SE = Senior Executives; OE = Other Employees.
11) Of which, 475,000 were issued to the President.

NOTE 3 cont'd Employees, payroll costs and information concerning benefits for senior executives

Profit-sharing program for active portfolio management activities

For Investor's active portfolio management activities there is a profit-sharing program in which employees receive variable salary corresponding to 20 percent of the unit's profit, after deduction for financial and administrative expenses. The program is conditional upon positive profit growth over a two-year period, during which any losses are taken into account in the following fiscal year. The calculation of the result – the platform for the profit sharing – is based on a market valuation of security holdings, as opposed to the valuation in the financial statements, which is based on the acquisition cost method, which can result in the transfer of the reported trading result between years.

Profits are shared in the form of salary or pension insurance. The choice of payment method is neutral for Investor in terms of cost. For the profit-sharing program, SEK 7 m. (109), and SEK 2 m. (36) in social fees, were expensed during the year in addition to what is reported in the table on page 65. The expensed amount for salaries in 2002 and 2003, a total of SEK 116 m., shall be put in relation to the profit-sharing-based trading result totaling SEK 619 m. for these two fiscal years. When profit sharing is a direct function of value generation, costs are included under the heading "Net income, active portfolio management" in the consolidated income statement.

Pension

Pension for the President and other senior executives consists of two parts:

- A defined benefit pension plan based on premiums in accordance with the BTP Plan (Swedish pension plan for the banking sector) on parts of salary up to 30 basic income amounts (SEK 1,227,000) and the possibility to choose BTP's alternative special defined contribution pension plan for managers with an annual salary above 10 basic income amounts.
- A defined contribution pension plan on parts of salary above 20 basic amounts. The amount of the pension provision depends on age and is currently 25 percent until the age of 40; 30 percent between 41 and 50 years; and 35 percent over 51.

Since pension for senior executives is a defined contribution plan, it is set and the cost is known. Each person who will receive a pension decides on a suitable type together with his or her employer, based on current pension practice. Only basic salary is used to establish the annual pension premium. The retirement age is 60 years for the President and other senior executives.

Other employees in Investor are covered by pension agreements in accordance with the BTP Plan and have the possibility to choose BTP's alternative special defined contribution pension plan on parts of salary between 7.5 and 30 basic income amounts.

Other compensation

Other benefits

Since 1997 Investor has offered all employees in operations in Sweden, who have children under the age of 12, the possibility to have home help in the form of cleaning and babysitting service. Some senior executives also have a company car and a free parking space in a garage. Investor's employees and senior executives normally do not have any housing benefit, except for employees who are on overseas service for a limited period of time. In addition, there are a number of ordinary benefits for Investor's employees, such as corporate medical services and the possibility to rent vacation homes.

Severance pay

A mutual six-month term of notice applies between the President and the company. If the company terminates employment, the President will receive severance pay corresponding to 12 months of basic salary. If no new employment has been obtained after one year, the President is entitled to a maximum of 12 months' additional severance pay. The terms and conditions for other senior executives do not exceed the terms for the President with regard to terms of notice and severance pay. Other employees in Investor have no contracted right to severance pay.

Fees received for board work

For many years Investor has had the practice of allowing employees to keep the fees they receive for work done on the boards of Core Holdings. One reason that this practice is applied is that the employee assumes personal responsibility by having a board position. Fees received for board work are taken into account by Investor when determining the total compensation for the employee.

NOTE 3 cont'd Employees, payroll costs and information concerning benefits for senior executives

Average number of employees in the Group

	2003 Total	2003 of whom, women	2002 Total	2002 of whom, women
Parent Company and wholly owned subsidiaries				
Parent Company, Sweden	99	55	113	62
Wholly owned subsidiaries, Sweden	24	8	28	10
United States	26	8	27	11
United Kingdom	1	0	4	3
Hong Kong	20	9	21	10
Netherlands	6	2	6	2
Total, Parent Company and wholly owned subsidiaries	**175**	**82**	**199**	**98**
EQT				
Sweden	26	9	22	8
Denmark	6	3	7	2
Finland	8	2	7	2
Germany	15	5	13	4
Total, EQT	**55**	**19**	**49**	**16**
Total, investment operations	**230**	**101**	**248**	**114**
The Grand Group, Sweden	399	198	389	209
Total, Investor Group	**629**	**299**	**637**	**323**

Expensed wages, salaries, board of director fees and other compensation, as well as social security costs

	2003 Wages, salaries and other compensation	2003 Social security costs	2003 Of which, pension costs	2003 Total	2002 Wages, salaries and other compensation	2002 Social security costs	2002 Of which, pension costs	2002 Total
Parent Company	87	80	51	167	97	94	60	191
Wholly owned subsidiaries	131	25	11	156	138	23	9	161
EQT	102	23	7	125	66	17	6	83
Total, investment operations	**320**	**128**	**69**	**448**	**301**	**134**	**75**	**435**
The Grand Group, Sweden	102	44	7	146	95	40	6	135
Total, Investor Group	**422**	**172**	**76**	**594**	**396**	**174**	**81**	**570**

Expensed wages, salaries, board of director fees and other compensation

	2003 Board and President	2003 Of which, variable salary	2003 Other employees	2003 Total	2002 Board and President	2002 Of which, variable salary	2002 Other employees	2002 Total
Parent Company and wholly owned subsidiaries								
Parent Company, Sweden	13	2	74	87	11	1	86	97
Wholly owned subsidiaries, Sweden	4	0	25	29	4	1	23	27
United States	16	7	41	57	15	5	52	67
United Kingdom	1	–	1	2	1	–	1	2
Hong Kong	13	6	27	40	12	5	26	38
Netherlands	1	0	2	3	1	0	3	4
Total, Parent Company and wholly owned subsidiaries	**48**	**15**	**170**	**218**	**44**	**12**	**191**	**235**
EQT								
Sweden	3	–	41	44	3	–	25	28
Denmark	4	0	8	12	3	–	6	9
Finland	3	–	9	12	3	–	5	8
Germany	4	–	30	34	4	–	17	21
Total, EQT	**14**	**0**	**88**	**102**	**13**	**–**	**53**	**66**
Total, investment operations	**62**	**15**	**258**	**320**	**57**	**12**	**244**	**301**
The Grand Group, Sweden	3	0	99	102	2	0	93	95
Total, Investor Group	**65**	**15**	**357**	**422**	**59**	**12**	**337**	**396**

NOTE 3 cont'd Employees, payroll costs and information concerning benefits for senior executives

Amounts of compensation paid to the board and top management

This table is prepared in accordance with the recommendation of the Swedish Industry and Stock Exchange Committee (NBK) concerning information about the benefits for senior executives."Top management" refers to Claes Dahlbäck (Chairman of the Board), Jacob Wallenberg and Björn Svedberg (board member who has received special compensation in addition to the fee for board duties) and Marcus Wallenberg (President). The amounts in the table are calculated according to the accruals concept, in which any changes to vacation pay provisions, etc., are included. Variable salary refers to the decided variable salary for the current fiscal year, unless specified otherwise.

Total compensation 2003 (SEK 000s)	Basic salary	Variable salary for the year	Board fee	Other compensation and benefits	Total salary and compensation	Theoretical value of granted stock options[2]	Pension costs excluding payroll tax[3]	Total compensation
Top management								
Claes Dahlbäck			1,500		1,500			1,500
Marcus Wallenberg	6,475	1,560		60	8,095	3,900	1,916	13,911
Jacob Wallenberg			325		325			325
Björn Svedberg[1]			325	720	1,045			1,045
Other board members								
Håkan Mogren			325		325			325
Peter D. Sutherland			325		325			325
Sune Carlsson			325		325			325
Anders Scharp			325		325			325
Ulla Litzén			325		325			325
O. Griffith Sexton			325		325			325
Former board members and presidents								
Peter Wallenberg				11	11		14,430	14,441
Others							339	339
	6,475	1,560	4,100	791	12,926	3,900	16,685	33,511

1) "Other compensation" refers to special assignments for Investor concerning Hi3G.
2) Employee stock options granted to Marcus Wallenberg total 475,000 and 1,469,279 on an accumulated basis. The accumulated number of employee stock options granted to Claes Dahlbäck is 1,085,705, 759,252 for Jacob Wallenberg and 376,663 for Ulla Litzén.
3) Outstanding pension commitments for Peter Wallenberg total SEK 80,000,000 and SEK 75,490,000 for former board members and presidents.

The theoretical value of granted options has been calculated in accordance with the Black & Scholes valuation model. The theoretical value has been calculated at SEK 8.21 per option for the 2003 Employee Stock Option Program.
For top management there are no outstanding pension commitments that are not covered by foundations or endowment insurance policies.

Total compensation 2002 (SEK 000s)	Basic salary	Variable salary for the year	Board fee	Other compensation and benefits	Total salary and compensation	Theoretical value of granted stock options[3]	Pension costs excluding payroll tax[4]	Total compensation
Top management								
Claes Dahlbäck			1,500		1,500			1,500
Marcus Wallenberg[1]	5,243	750		141	6,134	3,500	1,488	11,122
Jacob Wallenberg			325		325			325
Björn Svedberg[2]			325	720	1,045			1,045
Other board members								
Håkan Mogren			325		325			325
Koichi Nishimura			325		325			325
Peter D. Sutherland			325		325			325
Sune Carlsson			325		325			325
Anders Scharp			325		325			325
Former board members and presidents								
Peter Wallenberg				78	78		14,189	14,267
Percy Barnevik				41	41			41
Others							4,472	4,472
	5,243	750	3,775	980	10,748	3,500	20,149	34,397

1) SEK 4,250,000 in variable salary was paid in 2002 for fiscal 2001. No variable salary was paid for fiscal 2002.
2) "Other compensation" refers to special assignments for Investor concerning Hi3G.
3) Employee stock options granted to Marcus Wallenberg total 193,600 and 994,279 on an accumulated basis. The accumulated number of employee stock options granted to Claes Dahlbäck is 1,085,705 and 759,252 for Jacob Wallenberg.
4) Outstanding pension commitments for Peter Wallenberg total SEK 80,000,000 and SEK 84,999,000 for former board members and presidents.

The theoretical value of granted options has been calculated in accordance with the Black & Scholes valuation model. The theoretical value has been calculated at SEK 18.08 per option for the 2002 Employee Stock Option Program.
For top management there are no outstanding pension commitments that are not covered by foundations or endowment insurance policies.

NOTE 3 cont'd Employees, payroll costs and information concerning benefits for senior executives

Amounts of compensation paid to other senior executives

"Other senior executives" for Investor refers to the Management Group, excluding the President. There is one woman and five men in the Management Group. The amounts in the table are calculated according to the accruals concept, whereby the terms basic salary and variable salary refer to expensed amounts, including any changes to provisions for variable salary, vacation pay, etc.

Total compensation 2003 (SEK 000s)	Basic salary	Variable salary for the year	Other compensation and benefits	Total salary and compensation	Theoretical value of granted stock options[2]	Pension costs excluding payroll tax[3]	Total compensation
Management Group, excl. President[1]	19,357	9,875	414	29,646	4,975	5,415	40,036
	19,357	**9,875**	**414**	**29,646**	**4,975**	**5,415**	**40,036**

1) Adine Grate Axén, Börje Ekholm, Henry E. Gooss, Fredrik Hillelson and Lars Wedenborn.

2) The number of employee stock options granted to other senior executives totals 606,000 and amounts to 1,358,558 on an accumulated basis.

3) For other senior executives there are no outstanding pension commitments that are not covered.

The theoretical value of granted options has been calculated in accordance with the Black & Scholes valuation model. The theoretical value has been calculated at SEK 8.21 per option for the 2003 Employee Stock Option Program.

Total compensation 2002 (SEK 000s)	Basic salary	Variable salary for the year	Other compensation and benefits	Total salary and compensation	Theoretical value of granted stock options[2]	Pension costs excluding payroll tax[3]	Total compensation
Management Group, excl. President[1]	16,187	16,723	688	33,598	3,533	3,876	41,007
	16,187	**16,723**	**688**	**33,598**	**3,533**	**3,876**	**41,007**

1) Adine Grate Axén, Börje Ekholm, Henry E. Gooss, Fredrik Hillelson och Lars Wedenborn.

2) The number of employee stock options granted to other senior executives totals 195,400 and amounts to 752,558 on an accumulated basis.

3) For other senior executives there are no outstanding pension commitments that are not covered.

The theoretical value of granted options has been calculated in accordance with the Black & Scholes valuation model. The theoretical value has been calculated at SEK 18.08 per option for the 2002 Employee Stock Option Program.

An estimated amount for variable salary for the current year is allocated in the year-end accounts for a fiscal year. Since decisions about, and payments of, actual variable salary are made in the beginning of the following year, the expensed amount can deviate from the decided amount. As a consequence of realized profits in carried interest plans, SEK 339,000 for 2003 and SEK 1,370,000 for 2002 have been paid to other senior executives in the New Investments business.

NOTE 4 Fees and expenses for auditors

	2003	2002
Parent Company		
Auditing assignments		
KPMG	4	4
Ernst & Young	0	0
Other assignments		
KPMG	0	0
Total	4	4
Group		
Auditing assignments		
KPMG	8	8
Ernst & Young	0	0
Other assignments		
KPMG	1	2
Ernst & Young	0	–
Total	9	10

When providing information about fees and expenses for auditors, the classification of auditing assignments and other assignments has been applied in accordance with the guidance of the Swedish Institute of Authorized Public Accountants (FAR) "About annual accounting of stock corporations". Figures for 2002 have been adjusted accordingly.

NOTE 5 Equipment

	12/31 2003	12/31 2002
Parent Company		
Accumulated acquisition values		
Opening balance	25	23
New purchases	6	3
Sales and disposals	–1	–1
	30	25
Accumulated depreciation according to plan		
Opening balance	–5	–1
Sales and disposals	0	0
Depreciation according to plan for the year	–5	–4
	–10	–5
Residual value at year-end according to plan	20	20

The year's accumulated depreciation according to plan of acquisition values amounts to SEK –5 m. (–4) and is reported in the income statement under the heading "Operating costs".

	12/31 2003	12/31 2002
Group		
Accumulated acquisition values		
Opening balance	535	508
New purchases	38	46
Sales and disposals	–5	–8
Reclassifications	0	–
Exchange rate differences	–9	–11
	559	535
Accumulated depreciation according to plan		
Opening balance	–266	–233
Sales and disposals	3	5
Reclassifications	0	–
Depreciation according to plan for the year	–45	–45
Exchange rate differences	6	7
	–302	–266
Accumulated write-downs		
Opening balance	–	–
Depreciation for the year	–1	–
	–1	–
Residual value at year-end according to plan	256	269

The year's accumulated depreciation according to plan of acquisition values amounts to SEK –45 m. (–45) and is reported in the income statement under the heading "Operating costs" SEK –15 m. (–17), and under "Costs of goods and services sold" SEK –30 m. (–28).

Exchange rate differences that affected income NOTE 6

	2003	2002
Parent Company		
Exchange rate differences that affected operating income	-150	94
Financial exchange rate differences	11	7
Total	-139	101
Group		
Exchange rate differences that affected operating income	-28	227
Financial exchange rate differences	1	48
Total	-27	275

Result from participations in Group companies NOTE 7

	2003	2002
Dividends from Group companies	0	–
Write-down of participations in Group companies	–620	–1,522
Reversed write-down of participations in Group companies	–	1,131
Total	–620	–391

Result from other receivables that are fixed assets NOTE 8

	2003	2002
Parent Company		
Interest income from Group companies	977	626
Total	977	626
Group		
Interest income from associated companies	47	–
Exchange rate differences on loans to associated companies	–1	–
Total	46	–

Interest income and similar income items NOTE 9

	2003	2002
Parent Company		
Interest income from Group companies	73	219
Other interest income	3	10
Total	76	229
Group		
Interest income from short-term investments	267	218
Other interest income	30	105
Total	297	323

Interest expenses and similar expense items NOTE 10

	2003	2002
Parent Company		
Interest expenses to Group companies	–668	–916
Interest expenses, other borrowings	–1,352	–907
Exchange rate differences	11	7
Other	–34	–11
Total	–2,043	–1,827
Group		
Interest expenses, borrowings	–1,288	–1,055
Exchange rate differences	3	48
Other	–47	–61
Total	–1,332	–1,068

NOTE 11 Taxes on income for the year

Parent Company
The Parent Company reported no tax expense for 2003 and 2002. For fiscal years 2001 and 2002 the company was not granted the possibility to completely deduct foreign tax (withholding tax on dividends) and was therefore charged a total of SEK 101 m. in tax. The company appealed the taxation and was granted an extension of time for payment. The charged tax has not been expensed.

	2003	2002
Group		
Tax on income for the year		
Current taxes	–82	–250
Deferred taxes attributable to changes in temporary differences	18	–56
Tax on shares of earnings in associated companies	–734	–688
Total	–798	–994

Information about the connection between tax expense for the period and reported income before tax:

	2003	2002
Group		
Reported income before tax	639	–376
Tax based on current 28% tax rate	–179	105
Effect of other tax rates for foreign subsidiaries	–214	–311
Tax from previous years	–	11
Tax effect of nontaxable income[1]	414	683
Tax effect of nondeductible expenses	–246	–290
Adjusted value of deferred tax receivables	–	–86
Tax effect of nondeductible goodwill amortization	–467	–482
Difference in effective tax in associated companies	–106	–624
Reported tax expense	**–798**	**–994**

1) Refers mainly to the effect of reinstating the tax assessment basis due to Investor AB's tax status as an industrial holding company.

NOTE 12 Shares and participations in Group companies

	12/31 2003	12/31 2002
Accumulated acquisition values		
Opening balance	18,279	16,685
Acquisitions and capital contributions	343	1,716
Divestments, mergers and repaid capital contributions	–	–122
	18,622	18,279
Accumulated write-downs		
Opening balance	–2,618	–2,227
Write-downs	–620	–1,522
Recovered write-downs for the year	–	1,131
	–3,238	–2,618
Closing book value	15,384	15,661

A specification of shares and participations in Group companies is presented on page 79.

Shares and participations · NOTE 13

	Associated companies	Other	Total
Parent Company			
Core Holdings[1]	34,396	24,975	59,371
New Investments and Other Holdings[2]	1,621	290	1,911
12/31 2003 Total	36,017	25,265	61,282
12/31 2002 Total	36,521	24,292	60,813

1) All holdings are listed as specified on page 70.

2) All holdings are unlisted as specified on page 70.

If the equity method had been applied instead of the acquisition value method, the difference in shareholders' equity in the Parent Company would have amounted to SEK –2,117 m. on December 31, 2003 (SEK –411 m. on December 31, 2002). If the equity method had been applied, the Parent Company's income for 2003 would have been SEK –942 m. (SEK –677 m. in 2002).

	Associated companies	Other	Total
Group			
Core Holdings[3]	32,506	22,191	54,697
New Investments and Other Holdings	2,543[4]	10,784[5]	13,327
12/31 2003 Total	35,049	32 975	68,024
12/31 2002 Total	37,421	32,275	69,696

3) All holdings are listed as specified on page 70.

4) All holdings are unlisted as specified on page 70.

5) Of which:

	Book value	Market value
listed holdings	1,281	2,750
unlisted holdings	9,503	10,070
	10,784	12,820

If the equity method had been applied instead of the acqusition value method, the difference in shareholders' equity in the Group would have amounted to SEK 1,936 m. on December 31, 2003 (SEK 3,595 m. on December 31, 2002).

Specification of book value

Associated companies

	12/31 2003	12/31 2002
Parent Company		
Accumulated acquisition values		
Opening balance	36,548	33,472
Reclassifications	–	772
Acquisitions	200	4,189
Divestments	–704	–1,885
	36,044	36,548
Accumulated write-downs		
Opening balance	–27	–
Write-downs for the year	–	–27
	–27	–27
Closing book value	36,017	36,521
Group		
Accumulated acquisition values		
Opening balance	37,421	38,047
Reclassifications	–	690
Share in income of associated companies, etc.	–1,728	–4,899
Acquisitions	200	4,189
Divestments	–759	–523
Exchange rate differences	–85	–83
	35,049	37,421
Accumulated write-downs		
Opening balance	–	–182
Divestments	–	182
	–	0
Closing book value	35,049	37,421

NOTE 13 cont'd Shares and participations

Other Core Holdings

	12/31 2003	12/31 2002
Parent Company		
Accumulated acquisition values		
Opening balance	20,211	19,933
Reclassifications	–	–772
Acquisitions	1,962	1,650
Divestments	–760	–600
	21,413	20,211
Accumulated revaluations		
Opening balance	3,646	4,000
Divestments	–84	–354
	3,562	3,646
Closing book value	24,975	23,857
Group		
Accumulated acquisition values		
Opening balance	21,024	20,910
Reclassifications	–	–772
Acquisitions	1,962	1,650
Divestments	–795	–764
Closing book value	22,191	21,024

Other New Investments and Other Holdings

	12/31 2003	12/31 2002
Parent Company		
Accumulated acquisition values		
Opening balance	490	4,633
Acquisitions	130	518
Divestments	–286	–4,661
	334	**490**
Accumulated write-downs		
Opening balance	–55	–822
Divestments	36	806
Write-downs for the year	–25	–39
	–44	–55
Closing book value	290	435
Group		
Accumulated acquisition values		
Opening balance	16,987	17,076
Reclassifications	58	–
Acquisitions	2,069	5,807
Divestments	–2,364	–5,256
Exchange rate differences	–590	–640
	16,160	16,987
Accumulated write-downs		
Opening balance	–5,736	–4,862
Divestments	1,024	1,118
Write-downs for the year	–879	–2,194
Exchange rate differences	215	202
	–5,376	–5,736
Closing book value[1]	10,784	11,251

1) In addition to the above holdings of securities, there are commitments for add-on investments amounting to SEK 7,571 m. (5,307).

Specification of shares and participations

Company, registered office and registration number	No. of shares	% of votes	% of capital	Adjusted equity[1]	Income for the year[1]	Group book value[2]	Market value[3] (listed value)	Parent Company book value
Core Holdings – associated companies:								
Atlas Copco, Stockholm, reg. no. 556014-2720	31,454,971	21	15	3,154	491	3,223	8,100	2,214
Electrolux, Stockholm, reg. no.556009-4178	18,919,190	26	6	1,692	294	2,144	2,980	2,177
Ericsson, Stockholm, reg. no. 556016-0680	810,393,516	38	5	3,097	–555	8,786	10,711	14,413
Gambro, Stockholm, reg. no. 556041-8005	68,468,225	26	20	3,924	283	3,941	4,074	2,006
Saab, Linköping, reg. no. 556036-0793	21,611,925	36	20	1,421	151	1,421	2,356	1,155
SEB, Stockholm, reg. no. 552032-9081	138,272,295	21	20	9,693	1,141	12,315	14,657	11,353
WM-data, Stockholm, reg. no. 556124-5233	70,265,500	31	19	310	48	676	1,089	1,078
Total, Core Holdings - associated companies				23,291	1,853	32,506	43,967	34,396
Other Core Holdings:								
ABB Ltd	204,115,142	10	10			11,887	7,368	12,149
AstraZeneca Ltd	84,665,810	5	5			7,692	29,675	9,598
OMHEX AB	12,950,507	11	11			804	1,159	829
Scania AB	18,170,073	15	9			1,808	3,672	2,399
Total, Core Holdings - other						22,191	41,874	24,975
Total, Core Holdings (all listed companies)						54,697	85,841	59,371
New Investments and Other Holdings - associated companies								
b-business partners B.V., Amsterdam[4]	2,850,000	78	78	1,239	–150	1,149	1,243	
HI3G Holdings AB, Stockholm, reg. no. 556619-6647	40,000	40	40	1,394	–193	1,394	1,621	1,621
Total, New Investments and Other Holdings - associated companies				2,633	–343	2,543	2,864	1,621
Other new investments and other holdings						10,784	12,820	290
Total, New Investments and Other Holdings						13,327	15,684	1,911
Total, shares and participations						**68,024**	**101,525**	**61,282**

1) Adjusted equity refers to the percentage of the company's shareholders' equity that is owned, including the equity portion of untaxed reserves. Net income for the year refers to the share in the company's income after tax, including the equity portion of the year's change in untaxed reserves.

2) Valuations are made in accordance with the principles described in the Accounting Principles, Note 1, page 55. For associated companies, the value of the equity portion is used.

3) The market value of unlisted holdings is determined in accordance with the Valuation Principles, Note 1, page 55.

4) As of December 27, 2001, Investor's share of the capital in b-business partners is 78.25 percent. Investor is currently evaluating the best structure for the company and for its ownership, whereby parts of the company's activities might be operated in the form of associated companies in the future. Against this background, b-business partners is reported as an associated company until further notice.

NOTE 14 Prepaid expenses and accrued income

	12/31 2003	12/31 2002
Parent Company		
Interest	17	–
Other financial receivables	141	55
Other	24	46
Total	182	101
Group		
Interest	870	485
Other financial receivables	159	91
Other	51	74
Total	1,080	650

NOTE 15 Shareholders' equity

Restricted reserves

Restricted reserves may not be reduced by dividend payments.

Revaluation reserve

When a tangible or financial fixed asset is revalued, the revaluation amount is transferred to a revaluation reserve.

Statutory reserve

The purpose of the statutory reserve is to save part of net profits that are not utilized to cover losses brought forward.

Unrestricted equity

Earnings brought forward

These consist of the preceding year's unrestricted equity after any allocations to the statutory reserve and after any dividend payment. Earnings brought forward, together with net income for the year, comprise the total unrestricted equity in the company – the funds available for the dividend to shareholders.

Distribution of share capital

The Parent Company's share capital on December 31, 2003 consisted of the following number of shares with a par value of SEK 6.25 per share:

Share class	Number of shares	Number of votes	% of share capital	% of votes
A 1 vote	311,690,844	311,690,844	40.6	87.2
B 1/10 vote	455,484,186	45,548,418	59.4	12.8
Total	767,175,030	357,239,262	100.0	100.0

Exchange rate differences

Accumulated exchange rate differences in overseas operations have been reported separately since the beginning of 1999.

Specification of exchange rate differences in shareholders' equity:

	12/31 2003	12/31 2002
Accumulated exchange rate differences at the beginning of the year	–296	304
Exchange rate differences for the year from translating foreign subsidiaries	–571	–600
Effect of hedging net investments in foreign subsidiaries for the year	33	–
Accumulated exchange rate differences at the end of the year	–834	–296

Provisions for pensions and similar commitments NOTE 16

	12/31 2003	12/31 2002
Parent Company		
Other pensions	118	129
Total	118	129
Other pensions		
Opening balance	129	138
Provisions and reversals during the year	–11	–9
Closing book value	118	129
Group		
Provisions for pensions		
FPG/PRI pensions	26	25
Other pensions	160	169
Total	186	194
Provisions for pensions		
Opening balance	194	196
Provisions and reversals during the year	–8	–2
Closing book value	186	194

Other pension obligations refer to conditional commitments that are not covered by the regulations of Sweden's law on safeguarding pension commitments ("Tryggandelagen"). In addition to reported pension provisions, there are pension commitments amounting to SEK 272 m. (271) that are not covered by pension funds and endowment insurance policies.

Other provisions NOTE 17

	12/31 2003	12/31 2002
Parent Company		
Hedge contracts for employee stock options	454	528
Other	60	20
Total	514	548
Hedge contracts for employee stock options		
Opening balance	528	–
Provisions/reversals for the year	–74	528
Closing book value	454	528
Other		
Opening balance	20	–
Reclassifications	40	–
Provisions made during the year	–	20
Closing book value	60	20
Group		
Hedge contracts for employee stock options	454	528
Other	63	46
Total	517	574
Hedge contracts for employee stock options		
Opening balance	528	96
Provisions/reversals for the year	–74	432
Closing book value	454	528
Other		
Opening balance	46	29
Reclassifications	40	–
Provisions/reversals for the year	–21	20
Unutilized amounts reversed during the year	–2	–3
Closing book value	63	46

Hedge contracts for employee stock options

Investor hedges its employee stock option programs only against increases in Investor's share price. A decrease in Investor's share price, below the average hedge price, is reported continuously as a provision and adjustment item under shareholders' equity. Any negative effect on cash flow will not arise until an exercise of options takes place or when the seven-year programs mature, to the extent that Investor's share price is not less than the hedge price. Information about the terms of employee stock option programs is presented in "Note 3 Employees, payroll costs and information concerning benefits for senior executives".

NOTE 18 Short-term and long-term loans

Investor's loan financing is primarily through short-term and long-term loan programs in the Swedish and European capital markets. Investor has a Swedish and European Medium Term Note Program (MTN/EMTN), which are uncommitted loan programs intended for long-term financing. These programs are for SEK 10 bn. and USD 4 bn. For short-term financing Investor has an uncommitted Swedish and uncommitted European Commercial Paper program (CP/ECP) for SEK 10 bn. and USD 1.5 bn. Investor also has a committed syndicated bank loan facility of USD 1 bn. until February 2008, which can be used for financing and as a liquidity reserve. This facility was unutilized at year-end. In contrast to an uncommitted credit facility, a committed loan program is a formalized commitment from the credit grantor. There are no financial covenants to any of Investor AB's loan contracts, meaning that Investor does not have to meet special requirements with regard to financial key ratios for the loans it has obtained.

Derivative instruments (currency/interest swaps) are used to control exposure against fluctuating exchange rates and interest rates. All loans in foreign currency are exchanged into Swedish kronor through derivative instruments, eliminating currency risks in the debt portfolio.

The following table shows the Group's interest-bearing liabilities.

Outstanding amounts divided up by original currency – SEK m.	12/31 2003 Book value	12/31 2003 Fair value	12/31 2002 Book value
EUR	17,775	19,103	12,476
– belonging to currency/interest derivatives with positive value	–	–1,565	–
– belonging to currency/interest derivatives with negative value	–	907	–
JPY	2,185	1,528	163
– belonging to currency/interest derivatives with negative value	–	639	–
SEK	8,912	9,425	5,305
– belonging to interest derivatives with positive value	–	–238	–
– belonging to interest derivatives with negative value	–	42	–
USD	1,238	910	3,581
– belonging to currency/interest derivatives with negative value	–	333	–
Total long-term/short-term loans	**30,110**	**30,966**	**21,525**
Total currency/interest derivatives	–	118	–

At year-end, the average maturity of the debt portfolio was 6.8 (4.0) years. The following chart shows the maturity profile of the loans (book value):


SEK m.
Year
–7,000
–6,000
–5,000
–4,000
–3,000
–2,000
–1,000
0
7
6
5
4
3
2
1
04 05 06 07 08 09 10 11 12 13 14 33
Debt maturities
Average time to maturity

Long-term loans	12/31 2003	12/31 2002
Parent Company		
Maturity, 1–5 years from balance sheet date	15,676	8,868
Maturity, more than five years from balance sheet date	13,756	8,453
Total	**29,432**	**17,321**
Group		
Maturity, 1–5 years from balance sheet date	15,662	8,868
Maturity, more than five years from balance sheet date	13,756	8,453
Total	**29,418**	**17,321**

Taking into account existing interest swaps, the average effective interest rate on loans was 4.25 percent (5.0). The average interest rate fixing period was 1.4 years at year-end (1.2). The following diagram shows how the interest rate fixing period is distributed:


SEK m.
Months
20,000
15,000
10,000
5,000
0
40
30
20
10
0
Float 0-3 m
Float 4-6 m
Fixed 1-3 Y
Fixed 4-5 Y
Fixed 6-30 Y
Interest duration
Average interest maturity

Investor AB has short-term and long-term ratings from Standard & Poor's och Moody's.

Rating institution	Long-term rating	Short-term rating	First rating/latest change
Standard & Poor's	AA-	K-1/A-1+	1994/1997
Moody's	Baa1	P-2	1998/2002

A rating is a relative assessment of a company's ability to meet its payment obligations and financial commitments.

Other liabilities NOTE 19

	12/31 2003 Book value	12/31 2003 Fair value	12/31 2002 Book value
Parent Company			
Other	43	43	49
Total	**43**	**43**	**49**
Group			
Shares on loan	819	865	122
Options	36	66	–
Forward contracts	–	1	–
Write-down	12	–	–
Pending settlements	103	103	156
Other	73	73	99
Total	**1,043**	**1,108**	**377**

Accrued expenses and prepaid income NOTE 20

	12/31 2003	12/31 2002
Parent Company		
Interest	758	623
Other financial expenses	19	37
Personnel-related expenses	52	58
Other	127	171
Total	**956**	**889**
Group		
Interest	1,221	723
Other financial expenses	148	123
Personnel-related expenses	200	218
Other	438	677
Total	**2,007**	**1,741**

NOTE 21 Information about affiliated parties

The following additional information about affiliated parties is being provided in addition to what has been reported in this annual report.

Intra-Group purchases and sales
Parent Company sales to Group companies amounted to SEK 4 m. in 2003 (4). Parent Company purchases from Group companies totaled SEK 14 m. during the same period (16).

Relations with affiliated parties with a significant influence
Investor is under the joint significant influence of the Wallenberg foundations, of which the largest are the Knut and Alice Wallenberg Foundation, the Marianne and Marcus Wallenberg Foundation and the Marcus and Amalia Wallenberg Memorial Fund.

Transactions with related parties

With the Wallenberg foundations
Investor's support functions provide a limited scope of services for AB Svensk Stiftelseförvaltning and W Capital Management AB, which are wholly owned subsidiaries of the Wallenberg foundations. Transactions with these companies are priced according to market terms.

With associated companies
Normal business transactions are carried out on a continuous basis with Hi3G (telephony services), SEB (banking services) and WM-data (data services). Investor's support functions proivde a limited scope of services for b-business partners. Transactions with these associated companies are priced according to market terms.

Guarantees on behalf of associated companies are for Hi3G Denmark ApS and Hi3G Access Norway AS, both subsidiaries of Hi3G Access AB. Investor AB has guaranteed to the lender that it will fulfill the debt commitments of the beneficiaries for financing the acquisition of licenses for third-generation mobile networks.

As reported earlier, the estimated peak financing need amounts to approximately USD 2.3 bn. for Hi3G's businesses in Sweden, Denmark and Norway, of which Investor has committed itself to ensure that 40 percent is financed in accordance with its ownership stake.

Other transactions with Hi3G are described on page 42.

"Note 27 Receivables from associated companies" shows receivables from associated companies.

Dividends from associated companies totaled SEK 1,009 m. (963). When preparing the income statement, these dividends are eliminated with the equity method.

With key persons
See "Note 3 Employees, payroll costs and information concerning benefits for senior executives" for information about salaries and other compensation, costs and commitments regarding pensions and similar benefits, and severance payment agreements for the board, President and other senior executives.

Investment programs

Carried interest plans
In the New Investments business, selected senior staff, as well as other senior executives, have had the opportunity for a number of years to make parallel investments to some extent with Investor. The plans are designed in accordance with market practice in the venture capital market and are evaluated periodically against similar programs in Europe, the United States and Asia. Carried interest plans provide an incentive for managers and encourage personal commitment to analysis and investment work since the result is directly connected to the financial performance of the business.

Carried interest plans are connected to realized growth in the value of holdings (after deduction for costs), seen as a portfolio. This means that when an investment is realized with a profit, each parallel investor receives his or her share of the profit, after provisions for any unrealized declines in value or write-downs of other investments.

The plans allow a maximum share of 15 percent that can be given to parallel investors, which is in line with practice in the venture capital market.

In his position as chairman of the EQT funds' companies, Claes Dahlbäck has acquired shares in these fund companies corresponding to 2.5 percent of the capital. These shares carry an obligation to provide approximately SEK 9 m. – on the same terms that apply to Investor and other partners – for investments that the fund companies make in their portfolio companies. About SEK 6 m. of the approximately SEK 9 m. has been provided to date.

Co-investment plans
Key persons, including board members, senior executives and certain selected employees, are offered the opportunity to invest in, or make parallel investments with, the funds that EQT and Investor Capital Partners establish. These investments are made on the same terms as those for other investors. Claes Dahlbäck, a member of Investor Capital Partners' investment committee, has a commitment to invest approximately SEK 4 m. in Investor Capital Partners' fund. About SEK 2 m. of the SEK 4 m. has been invested to date.

Supplementary disclosures to the Statement of Cash Flows — NOTE 22

Cash and cash equivalents

	2003	2002
Group		
Cash and cash equivalents include:		
Short-term investments	9,460	5,104
Cash and bank balances	343	257
Total	9,803	5,361

Short-term investments consist of bank deposits, treasury bills and commercial paper which can be easily converted into liquid funds.

Interest received/paid

	2003	2002
Parent Company		
Interest received	889	584
Interest paid	–1,953	–1,565
Total	–1,064	–981
Group		
Interest received	1,658	1,202
Interest paid	–2,588	–1,914
Total	–930	–712

Interest received and interest paid include gross flows from interest swap contracts.

Adjustments due to the equity method — NOTE 23

	2003	2002
Group		
Shares in results of associated companies before tax	2,244	228
Goodwill amortization	–1,667	–1,721
Less: dividends from core holdings	–1,009	–963
Less: capital gains on core holdings in accordance with the acquisition value method, Note 2	–649	–2,530
Add: capital gains on core holdings in in accordance with the equity method	569	2,231
Less: capital losses on core holdings in accordance with the acquisition value method, Note 2	181	–
Add: capital losses on core holdings in accordance with the equity method	–233	–
Less: capital gains on new investments in accordance with the acquisition value method, Note 2	–	–521
Add: capital gains on new investments in accordance with the equity method	–	757
Less: write-downs of new investments in accordance with the acquisition value method, Note 2	2,221	2,951
Add: write-downs of new investments in accordance with the equity method	–2,021	–2,678
Less: reversed write-downs of new investments in accordance with the acquisition value method, Note 2	–	–1,277
Add: reversed write-downs of new investments in accordance with the equity method	–	1,195
Less: write-downs of other holdings in accordance with the acquisition value method, Note 2	–	72
Add: write-downs of other holdings in accordance with the equity method	–	–45
Total	–364	–2,301

NOTE 24 Segment reporting

Performance by business area 1/1–12/31 2003

	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Dividends	1,665	108	60	13		1,846
Capital gains/losses	468	402	–88	39 [1]		821
Write-downs, net		–75	1	–12		–86
Other revenues and expenses				2 [2]		2
Operating costs	–147	–286	–8	–104	–46	–591
Operating income	**1,986**	**149**	**–35**	**–62**	**–46**	**1,992**
Net financial items					–989	–989
Adjustment of income due to the equity method	–112	18	–270			–364
Tax and minority interest	–843	32	77		–74	–808
Income for the year	**1,031**	**199**	**–228**	**–62**	**–1,109**	**–169**
Change in surplus value	23,584	275	270	–34		24,095
Other (currency, etc.)	–631	–359	–3		–31	–1,024
Dividends paid					–2,608	–2,608
Effect on net asset value	**23,984**	**115**	**39**	**–96**	**–3,748**	**20,294**

Net asset value by business area 12/31 2003

	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Book value in accordance with the acquisition value method	52,440	11,024	2,606	986	640	67,696
Adjustment of book value due to the equity method	2,257	–226	–95			1,936
Accumulated surplus value	31,144	1,947	413	520		34,024
Net debt					–20,493	–20,493
Total net asset value	**85,841**	**12,745**	**2,924**	**1,506**	**–19,853**	**83,163**

Performance by business area 1/1–12/31 2002

	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Dividends	1,741	69	149	44		2,003
Capital gains/losses	2,530	228	–683	238 [1]		2,313
Write-downs, net		–1,674	577	67		–1,030
Other revenues and expenses				8 [2]		8
Operating costs	–152	–302	–8	–111	–51	–624
Operating income	**4,119**	**–1,679**	**35**	**246**	**–51**	**2,670**
Net financial items					–745	–745
Adjustment of income due to the equity method	–2,437	159	–23			–2,301
Tax and minority interest	–682	–18	12		–315	–1,003
Income for the year	**1,000**	**–1,538**	**24**	**246**	**–1,111**	**–1,379**
Change in surplus value	–46,651	–219	–262	125	58	–46,949
Other (currency, etc.)	–1,728	–547			–593	–2,868
Dividends paid					–4,219	–4,219
Effect on net asset value	**–47,379**	**–2,304**	**–238**	**371**	**–5,865**	**–55,415**

Net asset value by business area 12/31 2002

	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Book value in accordance with the acquisition value method	51,901	11,537	2,692	926	–1,353	65,703
Adjustment of book value due to the equity method	3,843	–217	–31			3,595
Accumulated surplus value	7,560	1,540	275	554		9,929
Net debt					–16,358	–16,358
Total net asset value	**63,304**	**12,860**	**2,936**	**1,480**	**–17,711**	**62,869**

1) Capital gains/losses refer to active portfolio management activities, of which sales revenues amounted to SEK 19,479 m. (34,478).
2) Net sales amounted to SEK 663 m. (630) Mkr and refer primarily to The Grand Group.

NOTE 24 cont'd Segment reporting

Information by business area 1/1–12/31 2003

	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Net sales				663		663
Cost of goods and services sold, excluding depreciation				–616		–616
Depreciation				–45		–45
Other revenues and costs				2		2
Depreciation	–5	–5		–6		–16
Other operating costs	–142	–281	–8	–98	–46	–575
Operating costs	–147	–286	–8	–104	–46	–591
Adjustments due to equity method						
Dividend	–1,009					–1,009
Capital gains/losses	–132					–132
Write-downs, net		200				200
Shares in income of associated companies before tax	1,029	–182	–270			577
Adjustment of income	–112	18	–270			–364
Tax	–843	32	77			–734
Change in surplus value	1,586	–123	196			1,659
Other (currency, etc.)	–631	73	–3			–561
Other information by business area						
Shares in income of associated companies, including tax	186	–150	–193			–157
Shares in equity of associated companies	32,506	1,149	1,394			35,049
Investments in tangible fixed assets	1	2		39		42
Non-cash expenses other than depreciation	–48	–94	–3	–118	–15	–278

Information by business area 1/1–12/31 2002

	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Net sales				630		630
Cost of goods and services sold excluding depreciation				–579		–579
Depreciation				–43		–43
Other revenues and costs				8		8
Depreciation	–4	–7		–7		–18
Other operating costs	–148	–295	–8	–104	–51	–606
Operating costs	–152	–302	–8	–111	–51	–624
Adjustments due to equity method						
Dividend	–963					–963
Capital gains/losses	–299	235				–64
Write-downs, net		192	27			219
Shares in income of associated companies before tax	–1,175	–268	–50			–1,493
Adjustment of income	–2,437	159	–23			–2,301
Tax	–682	–18	12			–688
Change in surplus value	4,848	–34	11			4,825
Other (currency, etc.)	–1,729	–107				–1,836
Other information by business area						
Shares in income of associated companies, including tax	–1,857	–287	–38			–2,182
Shares in equity of associated companies	34,720	1,311	1,390			37,421
Investments in tangible fixed assets				54		54
Non-cash expenses other than depreciation	–50	–99	–3	–130	–17	–299

NOTE 25 Earnings and dividend per share

Earnings per share

	2003	2002
Group		
Income for the year	–169	–1,379
Weighted number of outstanding common shares, millions	767.2	767.2
Earnings per share before and after dilution	–0.22	–1.80

Diluted earnings per share is calculated in the same manner as basic earnings per share since there are no potential common shares that could have a dilution effect.

The net asset value per share is stated on page 32 since this key figure reflects the performance of Investor as an industrial holding company in a more relevant way than the above information.

Dividend per share
The dividend is proposed by the board and is approved by the Annual General Meeting in accordance with the regulations of the Swedish Companies Act. The proposed but not yet approved dividend for 2003 amounts to SEK 1,726,143,818 (SEK 2.25 per share). The amount has not been reported as a liability.

NOTE 26 Buildings and land

	12/31 2003	12/31 2002
Group		
Accumulated acquisition values		
Opening balance	1,290	1,336
New purchases	7	13
Sales and disposals	–120	–54
Exchange rate differences	–1	–5
	1,176	1,290
Accumulated depreciation according to plan		
Opening balance	–137	–121
Sales and disposals	25	–
Depreciation according to plan for the year	–16	–16
Exchange rate differences	0	0
	–128	–137
Accumulated revaluations		
Opening balance	56	56
Sales and disposals	–30	–
	26	56
Accumulated write-downs		
Opening balance	–56	–56
Sales and disposals	56	–
	0	–56
Residual value at year-end according to plan	**1,074**	**1,153**
Tax assessment values, buildings	813	826
Tax assessment values, land	797	790

Of the planned residual value on the balance sheet date, SEK 356 m. (392) refers to the value of land. All remaining buildings and land holdings are situated in Sweden.

The year's accumulated depreciation according to plan of acquisition values amounts to SEK –16 m. (–16) and is reported in the income statement under the headings "Operating costs" SEK –1 m. (–1) and "Costs of goods and services sold" SEK –15 m. (–15).

Receivables from associated companies NOTE 27

	12/31 2003	12/31 2002
Group		
Accumulated acquisition values		
Opening balance	124	–
Additional receivables	1,678	–
Reclassifications	–	124
Exchange rate differences	–2	–
Closing book value	**1,800**	**124**

The SEK 1,678 m. in additional receivables consist of a shareholders' loan to Hi3G that was made on normal market terms. The loan lies within the framework for a loan facility totaling SEK 3,000 m., which matures in 2008 and can be extended. The fair value is in agreement with the acquistion value.

Deferred tax receivables and provisions for deferred tax NOTE 28

Deferred tax consists of the following assets and liabilities:

	12/31 2003	12/31 2002
Group		
Deferred tax receivables		
Provisions	1	–
Accrued expenses	6	–
Financial fixed assets	77	39
Tangible fixed assets	8	26
Deduction for deficit	4	1
Total deferred tax receivables	**96**	**66**
Provisions for deferred tax		
Tangible fixed assets	42	41
Tax allocation reserves	197	185
Total provisions for deferred tax	**239**	**226**
Receivable/liability, net	–143	–160

Unreported deferred tax receivables
Taxes related to deductible, temporary differences for which deferred tax receivables have not been reported in the income statement and balance sheet amounted to SEK 89 m. on December 31, 2003 (336). The amount for 2003 refers to premiums paid for pension solutions for future pension payments. The figure for 2002 referred primarily to write-downs of shares in subsidiaries.

Change in deferred tax in temporary differences and deductions for deficits

	Opening amount	Reported in income statement	Exchange rate differences	Closing amount
Provisions	–	1		1
Accrued expenses	–	7	–1	6
Financial fixed assets	39	38		77
Tangible fixed assets	–15	–19		–34
Tax allocation reserves	–185	–12		–197
Deduction for deficit	1	3		4
Total	**–160**	**18**	**–1**	**–143**

NOTE 29 Other long-term receivables

	12/31 2003	12/31 2002
Group		
Accumulated acquisition values		
Opening balance	14	16
Additional receivables	5	–
Settled receivables	–19	–2
Closing book value	0	14

NOTE 30 Inventories of shares and participations

	12/31 2003 Book value	12/31 2003 Fair value	12/31 2002 Book value
Group			
Shares	904	941	210
Options	29	30	1
Total	933	971	211

NOTE 31 Short-term investments

Excess liquidity is to be invested for maximum return within the framework of given limits for credit, liquidity and interest rate risks. Liquid funds are invested in the short-term deposits market and in short-term interest-bearing securities with low risk and high liquidity. In order to minimize credit risks, there are given frameworks for exposure against counterparties (see section on Credit risk in Note 32). In order to secure liquid funds, investments are made in instruments with a well-functioning second-hand market, which allows the conversion of cash when needed. The interest rate fixing period is less than 12 months. There is no currency risk in the liquidity portfolio, since currency risks are eliminated through swap contracts when investments are made in foreign currency.

					TOTAL		
12/31 2003	< 3 mos.	3–6 mos.	7–9 mos.	10–12 mos.	Book value	Fair value	Nominal value
Short-term deposits market	2,625				2,625	2,626	2,625
Interest-bearing securities	3,986	1,093	1,224	486	6,789	6,801	6,850
Other short-term investments	46				46	46	46
Total short-term investments	6,657	1,093	1,224	486	9,460	9,473	9,521

NOTE 32 Risk exposure and risk management

Commercial risks

Investor's business activities expose the company to risks. Maintaining long-term ownership in core holdings and a flow of investments and divestments in new investment activities involves commercial risks, such as having a high exposure in a certain industry or an individual holding, changed market conditions for finding attractive investment candidates, or barriers that arise and prevent exits from a holding at the chosen time. The factors that help minimize risks in Investor's activities are mainly:

- Investor has a diversified portfolio with a good balance between different industries and between companies in various development stages. Core holdings have international operations and are therefore exposed, only to a limited extent, to economic developments in a single country.
- Active board work provides good insight into the performance of companies and thereby the possibility to identify risks and find specific opportunities for growing value.
- Core holdings and some of the companies in the New Investments business are listed and therefore have high liquidity. They could therefore be sold if needed, providing high financial flexibility for Investor.

Financial risks

The main financial risks that the Investor Group is exposed to are market risks, primarily risks associated with fluctuations in share prices, but also interest rate risks and foreign exchange rate risks. Other risks that arise in the company's operations include liquidity risks, financing risks, credit risks and operational risks. Activities to manage and control risks in the business are carried out through the Finance and Risk Committee of Investor AB's board (the committee is briefly described in the Administration Report).

The Risk Management and Compliance function is responsible for identifying and managing risks in financial activities, ensuring that policies and instructions are followed, continuously developing and improving risk measurement methodology and ensuring accurate reporting of specific types of risk.

The Treasury function manages interest rate risks and liquidity and financing risks associated with the administration of cash and borrowing operations.

Investor's risk policy is a framework for determining measurement methods and mandates for price risks in active portfolio management activities, cash management and financing activities. The policy also outlines principles for foreign exchange risk management in connection with investments and cash flows in foreign currency, measurements and limits for credit risks and principles for minimizing operational risks in the business.

Price risks

Price risks refer to the risk that the value of a financial instrument might change because of changes in share prices, exchange rates or interest rates.

On the assets side, most of the price risk exposure is in Investor's core holdings (share price risks).

Core Holdings

The core holdings are analyzed and continuously monitored by Investor's analysts. Through committed ownership, which is exercised through board representation and other ways, Investor influences a company's strategy and decisions. Thus, a large portion of price exposure in a core holding does not necessarily lead to any action. It is the long-term commitment that lays the groundwork for Investor's strategic measures. Since the core holdings are listed in Swedish kronor, there is no direct currency risk that affects Investor's balance sheet.

New Investments

The New Investments business is also exposed to share price risks but also to foreign exchange rate risks in investments made in foreign companies. Investor also takes an active role in these companies through board work. The total exposure is managed by the board's committed capital framework for the operation (USD 3 bn.). There is no regular hedging of new investments in foreign currency, since the investment horizon is long-term and currency fluctuations are expected to equal out over time. Investor's policy is to hedge, by means of forward contracts,100 percent of future cash flows in foreign currency that exceed the equivalent value of SEK 50 m.

The hedging policy is subject to continuous evaluation and deviations from the policy may be allowed if it is judged to be beneficial in a market-economic perspective. In September 2003, EUR 465 m. was sold under a forward contract to minimize fluctuations in the value of investments in EUR that might have resulted after Sweden's national referendum to adopt the euro. In October, the forward contract was terminated and generated a capital gain of SEK 73 m., of which SEK 40 m. was included in realized results for the year, while the remainder was reported in stockholders' equity and was charged against exchange rate differences arising from the translation of foreign subsidiaries. Thus, at year-end 2003, there were no hedge contracts in foreign currency for new investments.

NOTE 32 cont'd Risk exposure and risk management

The following table shows the total currency exposure for investments in foreign currency on December 31, 2003. A 1-percent weakening of the Swedish krona against both USD and EUR would reduce the value of the new investments portfolio by approximately SEK 90 m.

Total investments in foreign currency, SEK m.

	12/31 2003	12/31 2002
USD	4,857	4,624
EUR	4,163	4,765
Other European currencies (CHF, DKK, GBP, NOK)	282	339
Asia (HKD, JPY)	233	275
Total	9,535	10,003

The currency risk exposure arising because of net investments in independent foreign subsidiaries is shown in the following table (expressed in the investment currency):

	12/31 2003	12/31 2002
USD m.	519	465
EUR m.	358	197
CHF m.	21	21
HKD m.	23	33
GBP m.	3	3

Active portfolio management

Investor's active portfolio management business conducts short-term equity trading and deals in equity derivatives. The price risk in this activity is measured and monitored in terms of Value-at-Risk (VaR), a standard method for measuring and controlling price risks. VaR is a tool for measuring how a portfolio of financial assets can risk losing value over a given period of time. Investor's VaR model is based on a one-year rolling daily record of prices (not weighted), a five-day time horizon and a 99 percent confidence interval. Compared with last year, the risk mandate is much lower since an active portfolio management business of smaller scope was started up under new management at the end of 2002. Currency risks in the active portfolio management business are minimized through currency swap contracts on portfolio level.

Excess liquidity

For excess liquidity exposed to interest rate risks, the goal is to maximize return within established guidelines while limiting interest rate risks. High financial flexibility is also strived for in order to satisfy future liquidity needs. Investments are therefore made in interest-bearing securities with short maturity dates that are not longer than one year. Any currency risk in the liquidity portfolio resulting from investments in foreign currency is minimized through swap contracts.

The company's liabilities are exposed to interest rate and currency risks. Investor strives to manage interest rate risks by having an interest rate fixing period that provides the flexibility to change the loan portfolio in step with investment activity and minimize loan costs and volatility in the cash flow over time. The currency risk in loans in foreign currency is eliminated through currency swap contracts. Thus, there is no currency risk in the debt portfolio. See also "Note 18 Short-term and long-term loans".

Liquidity and financing risks

Liquidity risks refer to the risk that a financial instrument cannot be divested without considerable extra costs, and to the risk that liquidity will not be available to meet payment commitments.

Liquidity risks are minimized in Treasury operations by keeping the maturity of short-term investments for less than one year, and by keeping the ratio between cash and credit commitments/current liabilities always higher than 1:1.

Financing risks are defined as the risk that financing cannot be obtained, or can only be obtained at increased costs as a result of changed conditions in the capital market. In order to minimize financing risks, the Treasury function works actively to ensure financial preparedness by establishing loan and credit facilities for long-term and short-term borrowing. Financing risks are further reduced by allocating loan maturities evenly over time (see chart on maturity profile and capital amounts in debt portfolio in Note 18) and diversifying sources of capital.

Investor's liquidity and financing risks are considered to be low. With an equity/assets ratio of 71 percent at year-end, Investor has considerable financial flexibility since assets are very liquid.

Credit risks

Credit risks are the risk of a counterparty or issuer being unable to repay a liability to Investor.

Investor is exposed to credit risks primarily through investments of excess liquidity in interest-bearing securities. Credit risks also arise as a result of positive market values in derivative instruments, mainly interest rate and currency swaps, but also a small portion of OTC options in active portfolio management activities.

According to Investor's credit risk policy, Investor may only be exposed to credit risks towards counterparties with high creditworthiness, based on Moody's and Standard & Poor's ratings, for a limited amount and for a limited duration. With a view to further limiting credit risks in interest rate and currency swaps, and other derivative transactions, agreements are required in accordance with the International Swaps and Derivatives Association, Inc. (ISDA), as well as netting agreements.

The following table shows the credit risk exposure in interest-bearing securities and derivatives, divided by rating category, on December 31, 2003:

Rating S&P/Moody's	Interest-bearing securities and deposits, SEK m.	Average remaining maturity, mos.	Derivative, SEKm.
AAA/Aaa	4,250	6	
AA+/Aa1			2
AA/Aa2	700	1	13
AA-/Aa3	1,000	1	126
A+/A1	1,900	1	435
A/A2			83
A-/A3	1,595	0	83
Total	9,445		742

Operational risks

Operational risks are defined as the risk of loss due to inadequacies in the internal control process or system, or the risk of loss caused by external events.

The operational risk policy establishes principles to ensure correct handling of the financial transaction flow. This risk management process covers system and personnel-related issues, administrative processes, information security and legal matters. The process is followed up on an ongoing basis to determine and strengthen appropriate control measures.

Other risks

The Compliance function monitors commitments that must comply with external regulations and laws, contract-related commitments and internal company rules.

Work is actively carried out in the information security area to protect Investor against internal and external threats. Investor's Security Committee evaluates security risks that can have short-term or long-term implications for Investor and also takes necessary measures to minimize their negative effects. For example, the Security Committee establishes effective procedures for IT and information security to prevent unauthorized access to Investor's information sources. The committee is also responsible for disaster and continuity planning.

SPECIFICATION OF NOTE 12, HOLDINGS OF SHARES AND PARTICIPATIONS IN GROUP COMPANIES

			Book value	
Subsidiary/Registration no./Registered office	No. of shares	Holding %[1]	12/31 2003	12/31 2002
Expibel Holding AB, 556548-6684, Stockholm	1,000	100.0	8,651	8,650
Investor Growth Capital Holding B.V., Netherlands	351	100.0		
Investor Asia Ltd, Hong Kong	1,000	100.0		
Investor Growth Capital Asia Ltd, Hong Kong	2	100.0		
Investor Investments FOI BV, Netherlands	2,000	100.0		
Investor Growth Capital Ltd, Guernsey	5,355,002	100.0		
Investor Investments Northern Europe Ltd, Guernsey	2	100.0		
Investor Investment Asia Ltd, Guernsey	10	100.0		
IIiL NDC Ventures Ltd, Malaysia	10,000	100.0		
imGO NDC Ventures Ltd, Malaysia	1	100.0		
imGO Green Army Investments Ltd, British Virgin Islands	1	100.0		
imGO IP Infusion Investments Ltd, British Virgin Islands	1	100.0		
imGO iSilk Investments Ltd, British Virgin Islands	1	100.0		
imGO Infotalk Investments Ltd, British Virgin Islands	1	100.0		
Investor Holding AB, 556554-1538, Stockholm	1,000	100.0		
Investor London Ltd, United Kingdom	200,300,000	100.0		
Investor Growth Capital, Inc., United States	*1,000*	*100.0*		
EQT Partners AB, 556233-7229, Stockholm	3,334	66.7		
EQT Partners A/S, Denmark	500	66.7		
EQT Partners OY, Finland	234	66.7		
EQT Partners Gmbh, Germany	1	66.7		
EQT Partners AS, Norway	500	66.7		
Northern Europe Private Equity AB, 556607-7607, Stockholm	1,000	66.7		
Investor Growth Capital AG, Switzerland	119,991	100.0	5,133	4,940
Investor Investments Novare Ltd, Guernsey	2,200	100.0		
Investor Investments EVP Ltd, Guernsey	3,010	100.0		
Investors Trading Company Ltd., Bermuda	12,000	100.0		
Investor (Guernsey) II Ltd, Guernsey	6,632	100.0		
Investor Investments Capital Partners Ltd, Guernsey	2,002	100.0		
Investor Capital Management Asia Ltd, Guernsey	20,184	100.0		
Investor Group G.P. Ltd, Guernsey	1,208	100.0		
Investor Group L.P., Guernsey	1	100.0		
IGC G.P. Ltd, Guernsey	1,010	100.0		
Investor Growth Capital Co-Investors 2002 (US) L.P., Guernsey	1	100.0		
Investor Investment HFCP IV Ltd, Guernsey	1,510	100,0		
Investor Investment TWCP Ltd, Guernsey	1,010	100.0		
Investor Investment NCP Ltd, Guernsey	2,710	100.0		
Investor Investment August Capital Ltd, Guernsey	3,510	100.0		
Investor Investment Polaris Ltd, Guernsey	2,220	100.0		
Investor Investment Polaris IV Ltd, Guernsey	1,360	100.0		
Investor Investment MSDW Ltd, Guernsey	1,010	100.0		
Investor Investment PGI Ltd, Guernsey	110	100.0		
Investor Investment IdeaEdge Ltd, Guernsey	1,710	100.0		
Investor Investment MF XI Ltd, Guernsey	1,010	100.0		
Investor Investment AEA Ltd, Guernsey	710	100.0		
Investor Investment Menlo Ltd, Guernsey	1,010	100.0		
Investor Investment USVP Ltd, Guernsey	5,010	100.0		
Investor Investment HCV Ltd, Guernsey	1,010	100.0		
Investor Investment SHV Ltd, Guernsey	2,010	100.0		
Investor Investment SHV 2 Ltd, Guernsey	1,010	100.0		
Duba AB, 556593-5508, Stockholm	1,000	100.0	721	1,171
Investors Trading AB, 556032-5945, Stockholm	1,500	100.0		
Förvaltnings AB Providentia, 556556-5263, Stockholm	1,000	100.0		
AB Investor Group Finance, 556371-9987, Stockholm	100,000	100.0	12	33
The Grand Group AB, 556302-9650, Stockholm	10,000	100.0	477	477
Berns Salonger & Co Svenska AB, 556125-9929, Stockholm	4,800	100.0		
Grand Marina i Saltsjöbaden AB, 556041-6579, Stockholm	10,000	100.0		
Blasieholmen 54 KB, 916616-1746, Stockholm	1	100.0		
AB Nya Grand Hôtel, 556028-5941, Stockholm	25,000	100.0		
AB Berns Hotel, 556178-6285, Båstad	1,000	100.0		
Royal Club Stockholm AB, 556462-0531, Stockholm	1,000	100.0		
China Teatern AB, 556051-5313, Stockholm	1,000	100.0		
AB Vectura, 556012-1575, Stockholm	50,000	100.0	389	389
Investor Growth Capital AB, 556120-7134, Stockholm	100,000	100.0		
Novare Human Capital AB, 556054-9486, Stockholm	80,000	100.0		
Novare Search Support AB, 556306-8211, Stockholm	500	50.0		
Novare Corporate Academy AB, 556633-8017, Stockholm	1,000	100.0		
AB Näckström, 556007-7009, Stockholm	50,000	100.0		
Stockholm-Saltsjön AB, 556001-7369, Stockholm	300,000	100.0		
Dormant companies			1	1
Book value in Parent Company			**15,384**	**15,661**

1) Ownership share of capital pertains to equity, which also corresponds to the share of voting rights for the total number of shares.

Proposed disposition of earnings

Unrestricted equity in the Group amounted to SEK 22,144 m. on December 31, 2003.
No provisions to restricted equity are required.

The Board of Directors and the President propose that the following unappropriated earnings in Investor AB be at the disposal of the Annual General Meeting:

Retained earnings	33,262,475,982
Net profit for the year	129,068,569
Total SEK	33,391,544,551

be allocated as follows:

Dividend to shareholders, SEK 2.25 per share	1,726,143,818
Funds to be carried forward	31,665,400,733
Total SEK	33,391,544,551

Stockholm, February 13, 2004

Claes Dahlbäck
Chairman

Jacob Wallenberg
Vice Chairman

Ulla Litzén

Sune Carlsson

Håkan Mogren

O. Griffith Sexton

Anders Scharp

Peter D. Sutherland

Björn Svedberg

Marcus Wallenberg
President and Chief Executive Officer

Our Audit Report was submitted on February 15, 2004

Carl Lindgren
Authorized Public Accountant

Jan Birgersson
Authorized Public Accountant

The Annual Report is subject to the approval of the Annual General Meeting on March 23, 2004.

Audit Report

To the Annual General Meeting of Investor AB
Corporate identity number 556013-8298

We have audited the annual accounts, the consolidated financial statements, the accounting records and the administration of the Board of Directors and the President of Investor AB for the year 2003. These accounts and the administration of the company are the responsibility of the Board of Directors and the President. Our responsibility is to express an opinion on the annual accounts, the consolidated financial statements and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the Board of Directors and the President, as well as evaluating the overall presentation of information in the annual accounts and the consolidated financial statements.

As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any board member or the President. We also examined whether any board member or the President has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts and the consolidated financial statements have been prepared in accordance with the Annual Accounts Act and, thereby, give a true and fair view of the company's and the Group's financial position and results of operations in accordance with generally accepted accounting principles in Sweden.

We recommend to the Annual General Meeting that the income statements and balance sheets of the Parent Company and the Group be adopted, that the profit for the Parent Company be dealt with in accordance with the proposal in the Administration Report and that the members of the Board of Directors and the President be discharged from liability for the financial year.

Stockholm, Febuary 15, 2004

Carl Lindgren
Authorized Public Accountant

Jan Birgerson
Authorized Public Accountant



A History of Developing Companies

Investor AB was established in 1916. During the period 1916-1972, Investor was part of a group of finance and holding companies associated with Stockholms Enskilda Bank which formed the link between the bank and a number of major industrial companies. This gave the bank an influence over these companies, their financing, liquidity management and other financial decisions.

From having been closely tied to the bank, Investor developed into a company with independent operations. This became particularly clear after the merger between Stockholms Enskilda Bank and Skandinaviska Banken at the beginning of the 1970s. At owner level, Investor became the center of a well-developed network of people and companies for value-creating communication and the exchange of knowledge and experience, both nationally and internationally.

In the 1980s, Investor's operations were characterized primarily by its involvement in a number of major structural transactions. At the same time, Investor's strategic portfolio of shareholdings was concentrated to a limited number of companies.

Structural deals continued to increase in number and scope among Investor's core holdings throughout the 1990s. At the same time, Investor broadened the scope of its operations through a renewed focus on the supply of venture capital and the development of young companies.

"To move from the old, to what is about to come, is the only tradition worth keeping." – Marcus Wallenberg, 1946

1916 Investor is established when new legislation makes it considerably more difficult for banks to own stocks in industrial companies on a long-term basis. The bank's shareholdings are then transferred to the industrial holding company Investor. Several of Investor's core holdings have been in the portfolio in some form since the start, such as Atlas Copco and Scania.

1946 Stockholms Enskilda Bank forms the investment company Providentia. Jacob Wallenberg (1892–1980) is elected chairman of Investor.

1971–72 Stockholms Enskilda Bank and Skandinaviska Banken merge. The investment company Export-Invest is established in connection with the merger, and Investor acquires a more independent role, separate from the bank.

1978 Marcus Wallenberg (1899–1982) is elected chairman of Investor. Claes Dahlbäck is appointed President and CEO.

1982 Peter Wallenberg is elected chairman of Investor.

1984–91 Major structural deals among the core holdings, including the sale of Kema Nobel and the following mergers: STORA/Billerud, STORA/Papyrus, STORA/ Swedish Match, ASEA/Brown Boveri, STORA/Feldmühle Nobel and Tetra Pak/Alfa Laval. Saab-Scania and GM form the jointly owned company Saab Automobile, and OM Gruppen is formed.

1991 Investor and Providentia make an offer for the outstanding shares in Saab-Scania. Through the acquisition of Saab-Scania, Investor becomes a diversified industrial holding company. The industrial conglomerate Incentive is listed on the Stockholm Stock Exchange following its demerger from ASEA/ABB.

1992 Investor and Providentia merge.

1994 Investor acquires Export-Invest. EQT is formed together with SEB and AEA.

1995 Saab-Scania is divided into two independent companies, Scania AB and Saab AB. The intention is to broaden ownership in the two companies when the time is right. Novare Kapital is formed.

1996 Investor sells 55 percent of its holding in Scania and the company is listed on the Stockholm and New York stock exchanges. In connection with a refinancing of Saab Automobile, an option agreement is reached between Investor and GM to regulate long-term ownership in the company.

1997 Investor's holding in TV4 is sold to the Finnish newspaper group Aamulehti. Investor participates in the merger between OM Gruppen and the Stockholm Stock Exchange and in the formation of the new SEB group through the merger between S-E-Banken and Trygg-Hansa. Percy Barnevik is elected Investor's chairman.

1998 British Aerospace becomes part-owner of Saab AB, which is then listed, and Stora Enso is formed through a merger between STORA and Enso. A merger is proposed between Astra and Zeneca.

1999 Investor reaches an agreement with Volvo to sell its entire holding in Scania, but the EU's competition authority does not approve the deal. The merger between Astra and Zeneca is completed and Saab AB makes a bid for Celsius. Marcus Wallenberg is appointed President and CEO of Investor.

2000 Investor sells shares in Scania to Volkswagen AG and makes a commitment to remain an owner through March 2002. Investor's new investments include b-business partners and imGO. Hi3G, co-owned with Hutchison Whampoa, is another new major initiative. The company is granted one of four UMTS licenses in Sweden in 2000.

2001 Investor increases its ownership in Ericsson and SEB and sells its holdings in Stora Enso, SKF and SAS. GM purchases Investor's outstanding convertible debenture loan to Saab Automobile.

2002 Investor increases its ownership in ABB, Electrolux, Ericsson, SEB and WM-data and sells its entire holding in Syngenta. Investor participates in Ericsson's new rights issue. Claes Dahlbäck becomes new chairman of Investor AB.

2003 Investor subscribes for its pro-rata share of ABB's new rights issue and sells its entire holding in Volvo. Tessera Technologies is listed on the Nasdaq exchange. Hi3G starts to offer 3G services in Denmark and Sweden, and is awarded a license for the Norwegian mobile market.



Ten-Year Summary

Investor Group[1)]

SEK m.	1994	1995	1996	1997	1998	1999	2000[2)]	2001	2002	2003	Annual average growth 5/10 years, %
Dividends received, Core Holdings	427	656	1,804	1,683	1,841	2,184	2,090	2,351	1,741	1,665	
Yield, Core Holdings, %	1.4	1.7	2.6[3)]	1.8[3)]	1.8[3)]	1.3[3)]	1.6	2.1	2.8	1.9	
Dividends paid	1,240	1,713[4)]	1,908	1,909[4)]	2,100	2,596[4)]	4,218[4)]	4,219[4)]	2,608[4)]	1,726[5)]	
Sales, Core Holdings	986	0	18,800[6)]	4,141[6)]	4,070[6)]	11,292[6)]	13,838	13,556	2,995	1,891	
Capital gains, net, Core Holdings	608	–	12,400[6)]	3,197[6)]	2,743[6)]	7,532[6)]	10,202	7,008	2,530	468	
Turnover, %	3	0	0[7)]	5	1[7)]	4[7)]	7	9	4	2	
Purchases and new subscriptions, Core Holdings	2,223	1,429	9,739[8)]	11,593	6,209[8)]	10,251[9)]	1,304	15,095	4,749	1,962	
Result after net financial items	2,972	4,660	9,598	–942	3,711	11,075	13,478	8,646	1,925	1,003	
Market value, Core Holdings	30,457	37,817	61,325	80,880	88,923	150,060[9)]	130,844	110,518	63,304	85,841	
Change in value, Core Holdings, %	4	20	38[7)]	19	1[7)]	60[7, 9)]	–5	–17	–44	35	
Total return, Core Holdings, %	6	21	42[7)]	21	7[7)]	62[7, 9)]	–3	–15	–42	38	
SIXRX (return index), %	7	21	43	28	13	70	–11	–15	–36	34	
OMX index, %	3	19	39	28	17	71	–12	–20	–42	29	
Surplus value, Core Holdings	15,205	18,372	40,415	46,135	43,413	98,809[9)]	79,969	54,210	7,560	31,144	
Net asset value	43,493	51,225[10)]	78,880	88,409	93,502	153,259	144,433	118,284	62,869	83,163	
Equity/assets ratio, %	54	55[10)]	73	68[10)]	84	87	87	85	72	71	
Condensed balance sheet, incl. surplus values											
Cash and short-term investments	6,064	5,863	15,017	10,991	138	1,020	5,723	3,371	5,361	9,803	
Other assets, incl. surplus values	75,110	87,263	92,710	118,117	111,250	174,856	159,375	135,095	82,475	107,589	
Shareholders' equity, incl. surplus values	36,664	44,457	77,517	87,049	92,113	151,912	144,303	118,284	62,869	83,163	
Convertible debenture loans	6,829	6,768	1,363	1,360	1,389	1,347	130				
Interest-bearing liabilities	13,188	15,226	2,532	4,525	15,779	19,745	15,662	14,257	21,525	30,110	
Other liabilities, incl. minority interest	24,493	26,675	26,315	36,174	2,107	2,872	5,003	5,925	3,442	4,119	
Total assets, incl. surplus values	81,174	93,126	107,727	129,108	111,388	175,876	165,098	138,466	87,836	117,392	
Number of shares, millions[11, 12)]	797.6	797.6	800.0	800.0	800.8	800.8	767.2	767.2	767.2	767.2	
Equity per share, SEK[11, 12)]	28	33	44	48	48	59	79	80	69	64	
Net asset value per share, SEK[11, 12)]	55	64	99	111	117	191	188	154	82	108	–1/8
Growth in net asset value, %	6	18	54	12	6	64	–3	–18	–47	32	
Share price on December 31, SEK[11, 13)]	46.25	54.75	75.25	96.75	91.50	120.00	141.00	114.50	52.00	69.50	–5/6
Discount to net asset value, %	15	15	24	12	22	37	25	26	37	36	
Dividend per share, SEK[11]	2.00	2.25[4)]	2.50	2.50[4)]	2.75	3.40[4)]	5.50[4)]	5.50[4)]	3.40[4)]	2.25[5)]	–4/6
Yield, %	4.3	4.1	3.3	2.6	3.0	2.8[4)]	3.9	4.8	6.5	3.2	
Dividend payout ratio, %	290	261	106	113	114	119[4)]	201	179	150	104	
Total return, Investor shares, %	18	23	60	32	–1	35	20	–15	–52	43	–1/14

See page 84 for definitions.

1) Including Saab-Scania AB 1994–1995 and Saab AB 1996–1997. 1994–2002: Surplus value of Core Holdings and equity pers share have been recalculated in accordance with the equity method.
2) Investor's own holding of convertible debenture loans was retired in 2001. In net asset value calculations, comparative figures for 2000 have been adjusted to take this into account.
3) Excluding dividend received for Scania shares covered by warrants.
4) 1995: An extra dividend of SEK 5.00/share, or a total of SEK 3,808 m., as well as one warrant for shares in Scania AB valued at SEK 2.00/share.
   1997: One purchase right for shares in Saab AB valued at SEK 2.50/share was issued in addition to the ordinary dividend.
   1999: A definitive dividend of SEK 3.40/share, of which SEK 0.40 was an extra dividend.
   2000: A definitive dividend of SEK 5.50/share, of which SEK 2.50 was an extra dividend.
   2001: A definitive dividend of SEK 5.50/share, of which SEK 2.50 was an extra dividend.
   2002: A definitive dividend of SEK 3.40/share, of which SEK 1.15 was an extra dividend.
5) Proposed dividend of SEK 2.25/share.
6) 1996: Pertains to the sale of 55 percent of Scania.
   1997: Additional amount of SEK 80 m. relating to the sale of Scania.
   1998: Including the sale of 35.1 percent of Saab AB.
   1999: Including the sale of Scania shares through the exercise of issued warrants.
7) 1996: Excluding Scania.
   1998: Excluding Saab AB.
   1999: Excluding Scania shares covered by warrants.
8) 1996: Of which SEK 9,342 m. pertains to the 51.9 million Scania shares added to the Core Holdings.
   1998: Of which SEK 627 m. pertains to the 21.6 million Saab shares added to the Core Holdings.
9) According to a decision in 2000, the holding in Volvo for 1999 was reclassified as "Other Holdings".
10) In the 1996 Annual Report, the net asset value and equity/assets ratio for 1997 were recomputed on a pro forma basis. In the 1998 Annual Report, the equity/assets ratio for 1997 was recomputed on a pro forma basis.
11) 1994–1998 adjusted for issues and splits.
12) 1994–1999 after full conversion.
13) Pertains to unrestricted class B shares.

Definitions

Change in value, Core Holdings
Change in market value (adjusted for net changes) as a percentage of opening market value (adjusted for net changes).

Correlation
A way of quantifying the degree of covariance between two assets.

Discount to net asset value
The difference between net asset value and market capitalization as a percentage of net asset value. If market capitalization is lower than net asset value, the share is traded at a discount. If market capitalization is higher, it is traded at a premium. Also called the investment company discount.

Dividend payout ratio
Dividends paid in relation to dividends received from the Core Holdings.

Equity/assets ratio
Shareholders' equity according to the acquisition cost method, including surplus values and convertible debenture loans, as a percentage of total assets including surplus values.

Growth in net asset value
Net asset value per share at year-end as a percentage of net asset value at the beginning of the year.

Industrial holding company
A company whose task is basically to offer shareholders the possibility to spread their risks, through well-distributed holdings of securities, and whose shares are owned to a large extent by a large number of natural persons.

Market cost of capital
Defined as the risk-free interest rate plus the market's risk premium.

Mezzanine financing
Intermediate stage of financing combining the characteristics of debt and equity financing.

Net asset value
The market value of total assets less the market value of liabilities. Alternatively, shareholders' equity and surplus values.

Net asset value per share
Net asset value per share calculated on the total number of outstanding shares.

Net cash/Net debt
Interest-bearing current and long-term liabilities, including pension liabilities, less liquid placements and interest-bearing current and long-term receivables.

Net income for the year
Income after tax.

Private placement
Unlisted offer made directly to a selected group of investors.

Risk-free interest rate
The interest earned on an investment in government bonds. In the calculation, Investor has used SSVX 90 days.

Risk premium
The surplus yield above the risk-free interest rate that an investor requires to compensate for the higher risk in an investment in shares.

Sharpe ratio
A way of adjusting the return of an asset based on the risk that the asset carries. The Sharpe ratio is measured as the surplus yield above the risk-free interest rate, divided by the volatility of the asset.

SIX's Total Return Index, SIXRX
A stock index for Stockholmsbörsen (Stockholm Stock Exchange) calculated on share price change and reinvested dividends.

Surplus value, Core Holdings
Difference between the market and book values of the Core Holdings.

Total return
Sum of share price change and, when applicable, reinvested dividends.

Total return, Core Holdings
Change in market value (adjusted for net changes) plus dividend income as a percentage of opening market value (adjusted for net changes).

Turnover, Core Holdings
Percentage of shares at the beginning of the year that did not remain at year-end, calculated at market value at the beginning of the year.

Turnover rate
Number of shares traded during the year as a percentage of the total number of shares outstanding.

Value at risk (VaR)
The largest loss that a position or a portfolio of positions can incur during a given period of time and with a predetermined probability.

Volatility
A measure of the variability in an asset's return. Volatility is usually measured as a standard deviation in the return of an asset during a certain given period of time.

Yield
Dividend paid or received as a percentage of the share price at year-end.

Shareholder Information

Annual General Meeting

The Annual General Meeting will be held at 3:00 p.m. on Tuesday, March 23, 2004, at Cirkus, Djurgårdsslätten 43–45, Stockholm.

PARTICIPATION

To be entitled to participate in the business of the Meeting, shareholders

must be recorded in the register of shareholders maintained by VPC AB (the Swedish Securities Register Center) on Friday, March 12, 2004, and

must notify the Company of their intention to attend the Meeting no later than 1:00 p.m. on Wednesday, March 17, 2004.

NOTIFICATION OF PARTICIPATION IN THE ANNUAL GENERAL MEETING

Notification can be given by writing to Investor AB, Annual General Meeting, SE-103 32 Stockholm, Sweden, by phoning +46 8 611 29 10, or via Investor AB's website www.investorab.com

NOMINEE-REGISTERED SHARES

Shareholders whose shares are registered in the name of a nominee through the trust department of a bank or similar institution must, in order to be entitled to participate in the Meeting, request that their shares be temporarily re-registered in their own names in the register of shareholders maintained by VPC AB. Such registration must be effected on Friday, March 12, 2004. Shareholders are requested to inform their nominees in good time prior to this date.

SHAREHOLDERS FORUM

A Shareholders Forum will also be held in conjunction with this year's Annual General Meeting, where there will be opportunities to meet representatives from Investor, including members of Investor's Management Group.

Dividend

The Board of Directors and the President propose a dividend to the shareholders of SEK 2.25 for fiscal 2003.

March 26, 2004, has been proposed as the record date. If the proposal is approved by the Annual General Meeting, the dividend is expected to be distributed by VPC AB on March 31, 2004.

Financial events in 2004

Annual General Meeting	March 23
Three-month net asset value report	April 19
Three-month interim report	May 28
Six-month net asset value report	July 12
Six-month interim report	August 27
Nine-month net asset value report	October 12
Nine-month interim report	November 26

Information channels

Financial information about Investor and Investor's holdings can be accessed on Investor's website www.investorab.com

Distribution policy

Printed annual reports, interim reports and invitations to the Annual General Meeting are distributed to shareholders in Sweden. All new shareholders in Sweden, when they receive their first financial report, are asked if they would like to continue to receive a printed copy of future interim reports and annual reports, and invitations to the AGM. All shareholders outside Sweden receive copies of all financial reports published by Investor AB.

Investor relations

Fredrik Lindgren: +46 8 614 20 31
fredrik.lindgren@investorab.com
IR Group: +46 8 614 28 00
ir@investorab.com

Internet website

www.investorab.com

Analyses of Investor

Firms that published analyses of Investor in 2003 include ABG Sundal Collier, Alfred Berg ABN Amro, Carnegie, Cheuvreux Nordic, Danske Equities, Deutsche Bank, Enskilda Securities, Handelsbanken Securities, Kaupting Bank Sverige AB, Nordea Securities, Swedbank Markets and UBS Warburg.

Production: Investor AB and Addira AB.
Photography: Magnus Carlsson and photos from Getty Images.
Printing: Strokirk Landströms, Lidköping, Sweden, 2004. Paper: Multiart Silk 150 g/250 g

Investor has developed and built best-in-class companies for almost 100 years

INVESTOR AB (PUBL)
SE-103 32 Stockholm, Sweden
Visiting address: Arsenalsgatan 8C
Phone: +46 8 614 20 00
Fax: +46 8 614 21 50

INVESTOR GROWTH CAPITAL AB
SE-103 32 Stockholm, Sweden
Visiting address: Arsenalsgatan 8C
Phone: +46 8 614 18 00
Fax: +46 8 614 18 09

INVESTOR GROWTH CAPITAL, INC.
12, East 49th Street, 27th Floor
New York, NY 10017-1028
United States
Phone: +1 212 515 9000
Fax: +1 212 515 9009

INVESTOR GROWTH CAPITAL, INC.
258 High Street, Suite 200
Palo Alto, CA 94301
United States
Phone: +1 650 543 2100
Fax: +1 650 543 2109

INVESTOR GROWTH CAPITAL ASIA LIMITED
1808 Two Exchange Square
8 Connaught Place
Central, Hong Kong
Phone: +852 2123 8000
Fax: +852 2123 8001

INVESTOR ASIA LIMITED
1808 Two Exchange Square
8 Connaught Place
Central, Hong Kong
Phone: +852 2801 6823
Fax: +852 2810 4188

INVESTOR GROWTH CAPITAL HOLDING B.V.
World Trade Center
Strawinskylaan 1159 D-Tower, Floor 11
1077 XX Amsterdam,
Netherlands
Phone: +31 20 577 66 00
Fax: +31 20 577 66 09

www.investorab.com
info@investorab.com

